Form 10-K, Exhibit 13
period 1995-06-30
THIOKOL CORP /DE/
filed 1995-09-27
CIK 68366

FINANCIAL INFORMATION



Consolidated Statements of Income                            1

Consolidated Balance Sheets                                  2

Consolidated Statements of Cash Flows                        3

Consolidated Statements of Stockholders' Equity              4

Notes to Consolidated Financial Statements                   5

Management's Report on Financial Statements                 14

Report of Ernst & Young LLP, Independent Auditors           15

Management's Discussion and Analysis of Financial
Condition and Results of Operations                         16

Selected Financial Data                                     20


CONSOLIDATED STATEMENTS OF INCOME

                                                         Year Ended June 30
                                                    --------------------------
(in millions, except per share data)              1995      1994      1993
- ------------------------------------------------------------------------------

Net sales                                         $956.8    $1,043.9  $1,201.7

Operating expenses:
    Cost of sales                                  769.1       859.6     992.9
    General and administrative                      71.9        69.6      70.2
    Research and development                        15.0        15.4      15.7
    Restructuring                                   61.4                   2.3
                                                  ----------------------------
                                                   917.4       944.6   1,081.1

Income from operations                              39.4        99.3     120.6

Interest income                                     46.2        12.9       6.6
Interest expense                                     9.3        14.4      25.5
Income before income taxes, extraordinary         ----------------------------
   item and cumulative effect of
   accounting changes                               76.3        97.8     101.7

Income taxes                                        24.0        37.5      37.9
Income before extraordinary item and              ----------------------------
    cumulative effect of accounting changes         52.3        60.3      63.8

Extraordinary item - loss on early retirement
    of debt                                         (4.8)
Cumulative effect of accounting changes                        (63.8)
                                                  -----------------------------
Net income (loss)                                 $ 47.5      $ (3.5)  $  63.8
                                                  =============================
Net income (loss) per share:
    Income before extraordinary item and
      cumulative effect of accounting changes     $ 2.78      $ 3.02  $   3.13
  Extraordinary item                                (.25)
  Cumulative effect of accounting changes                      (3.20)
                                                  -----------------------------
Net income (loss)                                 $ 2.53      $ (.18) $   3.13
                                                  =============================
- -------------------------------------------------------------------------------
See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
                                                              June 30
                                                       ----------------------
(in millions)                                           1995          1994
- -----------------------------------------------------------------------------
Assets

Current Assets
    Cash and cash equivalents                          $ 13.2         $ 40.1
    Receivables                                         268.1          200.2
    Inventories                                         135.0          121.9
    Prepaid expenses                                      4.1            4.5
                                                       ----------------------
         Total Current Assets                           420.4          366.7

Property, Plant & Equipment
    Land                                                 17.4           17.3
    Buildings and improvements                          221.2          242.5
    Machinery and equipment                             358.7          342.5
    Construction in progress                             21.2           21.8
                                                       ----------------------
                                                        618.5          624.1
    Less allowances for depreciation                   (321.0)        (302.0)
                                                       ----------------------
                                                        297.5          322.1

Other Assets
    Costs in excess of net assets of businesses
      acquired, less amortization                        28.8           54.0
    Patents and other intangible assets                  19.0           19.6
    Other noncurrent assets                              45.0           42.9
                                                       ----------------------
                                                         92.8          116.5
                                                       ----------------------
                                                       $810.7         $805.3
                                                       ======================
Liabilities and Stockholders' Equity

Current Liabilities
    Short-term debt                                    $ 62.8         $ 27.1
    Accounts payable                                     38.6           40.3
    Accrued compensation                                 43.4           46.4
    Other accrued expenses and liabilities               52.9           36.4
    Current portion of deferred income taxes              5.0
                                                       ----------------------
        Total Current Liabilities                       202.7          150.2

Noncurrent Liabilities
    Long-term debt                                        2.5           87.9
    Accrued retiree benefits other than pensions         72.8           76.0
    Deferred income taxes                                26.8           16.9
    Accrued interest and other                          102.1           89.8
                                                       ----------------------
         Total Noncurrent Liabilities                   204.2          270.6

Commitments and Contingent Liabilities

Stockholders' Equity
    Common stock (par value $1.00 per share)
      Authorized - 200.0 shares
      Issued - 20.5 shares including shares in treasury  20.5           20.5
    Additional paid-in capital                           44.5           46.2
    Retained earnings                                   399.2          364.3
                                                       ----------------------
                                                        464.2          431.0

    Less common stock in treasury, at cost
         (2.3 shares and 1.8 shares at
         June 30, 1995 and 1994)                        (60.4)         (46.5)
                                                       ----------------------
            Total Stockholders' Equity                  403.8          384.5
                                                       ----------------------
                                                       $810.7         $805.3
                                                       ======================
- -----------------------------------------------------------------------------
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          Year Ended June 30
                                                      -------------------------
(in millions)                                         1995       1994      1993
- -------------------------------------------------------------------------------

Operating Activities
    Net income (loss)                                $ 47.5    $ (3.5)   $ 63.8

    Adjustments to reconcile net income (loss) to net
      cash provided by operating activities:
         Restructuring                                 61.4
         Extraordinary item                             4.8
         Cumulative effect of accounting changes                 63.8
         Depreciation                                  34.5      36.0      38.6
         Amortization                                   5.5       5.0       5.2
         Changes in operating assets and liabilities:
            Receivables                               (69.5)     26.3     (29.6)
            Inventories and prepaid expenses           (8.1)      (.1)     45.4
            Accounts payable and accrued expenses      13.0       7.4     (28.1)
            Accrued income taxes                        8.7       1.6       9.5
            Other - net                                (1.3)     (5.2)     11.7
         Deferred income taxes                          5.0       1.4     (94.9)
               Net cash provided by operating         --------------------------
                 activities                           101.5     132.7      21.6


Investing Activities
    Acquisitions, net of acquired cash                 (8.9)    (12.1)     (6.0)
    Purchase of property, plant and equipment         (33.8)    (21.2)    (19.8)
    Proceeds from disposal of assets                     .4       1.2        .1
               Net cash used for investing            --------------------------
                 activities                           (42.3)    (32.1)    (25.7)


Financing Activities
    Net change in short-term debt                      32.6      (2.0)     10.4
    Repayment of long-term debt                       (85.7)    (34.7)   (102.8)
    Premiums paid on early retirement of debt          (4.8)
    Purchase of common stock for treasury             (19.8)    (51.7)    (11.6)
    Stock option transactions                           4.2       9.8      13.1

    Dividends paid                                    (12.6)    (13.3)     (9.4)
               Net cash used for financing            --------------------------
                 activities                           (86.1)    (91.9)   (100.3)
                                                      --------------------------

    (Decrease) increase in cash and cash equivalents  (26.9)      8.7    (104.4)
    Cash and cash equivalents at beginning of year     40.1      31.4     135.8
                                                      --------------------------

    Cash and cash equivalents at end of year          $13.2    $ 40.1    $ 31.4
                                                      ==========================
- --------------------------------------------------------------------------------
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                          Addi-                                      Total
                                         Common Stock     tional                   Treasury Stock    Stock-
                                      ------------------  Paid-In    Retained    ------------------  holders'
                                      Shares      Amount  Capital    Earnings    Shares      Amount  Equity
(in millions)
- -------------------------------------------------------------------------------------------------------------
Balance, June 30, 1992                  20.5      $20.5   $68.9       $326.7      (.5)       $(28.8)  $387.3
                                        ---------------------------------------------------------------------

Net income                                                              63.8                            63.8
Dividends paid                                                          (9.4)                           (9.4)
Purchase of common stock for treasury                                             (.6)        (11.6)   (11.6)
Exercise of stock options and
    related income tax benefits                           (20.2)                   .8          33.3     13.1
                                        ---------------------------------------------------------------------
Balance, June 30, 1993                  20.5       20.5    48.7        381.1      (.3)         (7.1)   443.2
                                        ---------------------------------------------------------------------

Net loss                                                                (3.5)                           (3.5)
Dividends paid                                                         (13.3)                          (13.3)
Purchase of common stock for treasury                                            (2.0)        (51.7)   (51.7)
Exercise of stock options and
    related income tax benefits                            (2.5)                   .5          12.3      9.8
                                        ---------------------------------------------------------------------

Balance, June 30, 1994                  20.5       20.5    46.2        364.3     (1.8)        (46.5)   384.5
                                        ---------------------------------------------------------------------


Net income                                                              47.5                            47.5
Dividends paid                                                         (12.6)                          (12.6)
Purchase of common stock for treasury                                             (.7)        (19.8)   (19.8)
Exercise of stock options and
    related income tax benefits                            (1.7)                   .2           5.9      4.2
                                        ---------------------------------------------------------------------

Balance, June 30, 1995                  20.5      $20.5   $44.5        $399.2    (2.3)       $(60.4)  $403.8
                                        =====================================================================
- -------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A. SIGNIFICANT ACCOUNTING POLICIES

     Basis of Consolidation: The consolidated financial statements include the accounts of Thiokol Corporation and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated from the consolidated financial statements.

     Accounting Changes: Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits," as described in Notes I and J.

     Revenue Recognition Under Long-Term Contracts: Space and defense systems sales encompass propulsion and ordnance products and services performed principally under contracts and subcontracts with various U.S. Government agencies and aerospace prime contractors. Sales under cost-type contracts are recognized as costs are incurred and include a portion of the total estimated earnings to be realized in the ratio that costs incurred relate to estimated total costs. Sales under fixed-price-type contracts are recognized generally when deliveries are made or upon completion of specified tasks. Cost or performance incentives are incorporated into certain contracts and are generally recognized when awards are earned, or when realization is reasonably assured and amounts can be estimated. Adjustments in estimates which can affect both revenues and earnings are made in the period in which the information necessary to make the adjustment becomes available. Provisions for estimated losses on contracts are recorded when identified.

     Cash and Cash Equivalents: Cash and cash equivalents consist of cash and short-term investments that are highly liquid with maturities of less than three months.

     Inventories: Inventories are stated at the lower of cost or market. Space and defense systems inventories represent estimated recoverable costs related to long-term fixed price contracts and include direct production costs and allocable indirect costs, less related progress payments received. In accordance with industry practice, such costs include amounts which are not expected to be realized within one year. Under the provisions of certain contracts, the U.S. Government acquires title to, or a security interest in, certain inventories as a result of progress payments made on contracts and programs. Inventories for the fastening systems segment are determined by the first in, first out (FIFO) method.

     Property, Plant and Equipment: Property, plant and equipment is carried at cost and depreciated over the estimated useful lives of the various classes of properties, using either the straight-line or accelerated methods. During 1995, the Company recognized a $20 million impairment loss as described in Note B.

     Intangibles: Costs in excess of the net assets acquired (goodwill), patents, and other intangible assets are being amortized on a straight-line basis over periods between 10 and 40 years. Accumulated amortization amounted to $33.9 and $29.7 million at June 30, 1995 and 1994, respectively. During 1995, the Company recognized a $23.6 million impairment loss on the write down of goodwill as described in Note B.

     Impairment of Long-Lived Assets: In 1995 the Company adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The standard requires the Company to evaluate the net book value of long-lived assets including property, plant and equipment and goodwill whenever events or changes in circumstances indicate that the net book value may not be recoverable. Under the standard, an assessment is made to determine if the sum of the expected future undiscounted cash flows from the use of the assets and eventual disposition is less than the net book value. If the sum of the expected undiscounted cash flows is less than net book value, an impairment loss is recognized. The impairment loss is determined by measuring the excess of net book value over fair value (as estimated by projected future discounted cash flows from the applicable operation). During 1995, the Company recognized an impairment loss of $43.6 million due primarily to the sustained decline in defense systems revenues as described in Note B.

     Contingent Matters: The Company accrues costs for contingent matters when it is probable that a liability has been incurred and the amount can be reasonably determined. At the time a liability is recognized, a receivable is recorded for the estimated future recovery of the costs from third parties, insurance carriers, or from the U.S. Government. Except for current amounts receivable and payable, the amounts are included in other assets and in noncurrent liabilities. Costs allocated to commercial business or not otherwise recoverable from third parties are expensed when the liability is recorded. A substantial portion of environmental costs, which are not recovered from insurance carriers or other third parties, will be recovered through pricing of the Company's products and services to the U.S. Government.

     Translation of Foreign Currencies: The financial statements of the Company's foreign operations are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." Foreign exchange gains and losses incurred on foreign currency transactions are included in net income. The Company operates its business in various foreign currencies. As a result, it is subject to the translation exposures that arise from foreign currency exchange rate movements over periods of time which generally do not exceed three months. The Company enters into forward exchange contracts to hedge identifiable export sales and purchases with any resulting gain or loss being deferred and accounted for as part of the transaction. Foreign currency exchange contracts are not significant.

     Income Taxes: Provisions for federal, state, local, and foreign income taxes are calculated based on current tax laws. The provision for income taxes includes, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Deferred taxes are provided to recognize the income tax effects of amounts which are included in different reporting periods for financial statement and tax purposes.

     Income Per Share: Income per share is calculated based on the average number of common and common equivalent shares outstanding. The equivalent shares, in thousands, for 1995, 1994, and 1993 were 18,794, 19,973, and 20,384, respectively.

     Reclassification: Certain reclassifications were made to the 1994 and 1993 financial statements to conform with the 1995 presentation.

NOTE B. RESTRUCTURING CHARGE

     In the third quarter of 1995, the Company recorded a pre-tax restructuring charge of $61.4 million. The after-tax amount was $49.2 million or $2.62 per share. The charge was taken in response to declining defense systems revenues resulting primarily from reduced U.S. Government defense spending and excess capacity within the defense systems segment and included costs for manufacturing facility closures and a write down of long-lived assets associated with the defense systems segment. The majority of the charge consisted of a non-cash, pre-tax charge of $54.1 million to cover the write down to fair value of goodwill ($23.6 million) and fixed assets ($20 million) of the defense systems segment and the estimated loss on disposition of fixed assets related to the closure of the Huntsville and Omneco manufacturing operations ($10.5 million). Asset dispositions and facility closures should be completed during fiscal year 1996. Fair value of the goodwill and fixed asset write downs was determined by measuring discounted cash flows from expected future defense and non-shuttle launch vehicle operations. Fair value of the Huntsville and Omneco assets was based on estimated cash proceeds from asset sales less costs of disposal. The restructuring charge also included a $7.3 million pre-tax cash charge for costs related to the facility closures including $2.3 million for employee termination costs. The restructuring will result in approximately 360 employee terminations. As of June 30, 1995, $.3 million had been utilized for employee terminations.

NOTE C. RECEIVABLES

    The components of receivables are as follows:

                                                           June 30
                                                     -------------------
(in millions)                                        1995          1994
- ------------------------------------------------------------------------

Receivables under U.S. Government contracts
    and subcontracts:
      Amounts billed                               $ 57.1         $ 57.6
      Unbilled costs and accrued profits             71.3           96.3
                                                   ---------------------
Total receivables under U.S. Government contracts
         and subcontracts                           128.4          153.9
Income tax refund receivable and related interest    85.4
Trade accounts receivable                            50.5           44.6
Other current receivables                             3.8            1.7
                                                   ---------------------
                                                   $268.1         $200.2
                                                   =====================
- ------------------------------------------------------------------------

     Unbilled costs and accrued profits consist principally of revenues recognized on U.S. Government contracts for which billings have not been presented. Such amounts are billed on the basis of contract terms and delivery schedules. It is expected that $44.1 million of the unbilled amount at June 30, 1995, will be billed within 90 days. The remainder primarily relates to amounts subject to final negotiations of contract terms and rates, of which approximately $15 million is expected to be collected within two years. The Company anticipates collection of the tax refund receivable during the first quarter of fiscal year 1996.

     Cost and incentive-type contracts and subcontracts are subject to Government audit and review. It is anticipated that adjustments, if any, will not have a material effect on the Company's results of operations or financial condition.

     Cost management award fees of $31.2 million at June 30, 1995, have been recognized on the current Space Shuttle Reusable Solid Rocket Motor (RSRM) contract. Realization of such fees is reasonably assured based on actual and anticipated contract cost performance. However, all of the cost management award fees remain at risk until completion of the current contract and final NASA review. The current RSRM contract is expected to be completed not earlier than fiscal year 2000. Unanticipated problems which erode cost management performance could cause a reversal of some or all of the recognized cost management award fees and would be offset against receivable amounts from the U.S. Government or be directly reimbursed. Advances in excess of related costs of $23.4 and $4.8 million at June 30, 1995 and 1994, respectively, are included in other accrued expenses and liabilities in the balance sheets.


NOTE D. INVENTORIES

Inventories are summarized as follows:

                                                          June 30
                                                     -----------------
(in millions)                                        1995        1994
- ----------------------------------------------------------------------

Finished goods                                     $ 61.4       $ 56.1
Raw materials and work-in-process                    52.9         47.3
Inventoried costs related to U.S. Government
    and other long-term contracts                    27.8         36.7
Progress payments received on long-term contracts    (7.1)       (18.2)
                                                   --------------------
                                                   $135.0       $121.9
                                                   ====================
- -----------------------------------------------------------------------

NOTE E. FINANCING ARRANGEMENTS

     The Company has credit commitments from a group of banks totaling $140 million under three Revolving Credit Agreements, of which $105.5 million was available at June 30, 1995. The funds available under the credit facilities may be used for any corporate purpose and are available through October 1995 ($40 million) and November 1999 ($100 million). The credit agreements contain covenants restricting, among other things, the Company's ability to incur funded debt, limitations on sale and leaseback transactions, and the sale of assets.

     Short-term debt consisted of uncommitted short-term lines of credit and foreign subsidiary borrowings with various domestic and foreign banks. The weighted average interest rate on short-term debt outstanding at June 30, 1995 and 1994, was 6.11% and 5.54%, respectively.

     In March 1995, the Company retired $85.5 million of private placement notes which were due to mature on June 30, 1996 ($37 million) and June 30, 1999 ($48.5 million). An extraordinary loss of $4.8 million (net of a tax benefit of $2.9 million) was recorded for the payment of redemption premiums and expenses.

     Long-term debt consisted of the following:


                                                             June 30
                                                        ----------------
(in millions)                                           1995        1994
- ------------------------------------------------------------------------

Private Placement Notes:
    10.45% notes, due June 30, 1996                                $37.0
    10.48% notes, due June 30, 1999                                 48.5
Other                                                   $2.6         2.5
                                                        ----------------
                                                         2.6        88.0
Less current maturities                                   .1          .1
                                                        ----------------
                                                        $2.5       $87.9
                                                        ================
- ------------------------------------------------------------------------

Interest paid on borrowings was $9.3, $14.4, and $25.5 million in 1995, 1994, and 1993, respectively.

NOTE F. INCOME TAXES

    The provisions for income taxes applicable to both domestic and foreign operations are as follows:


(in millions)                                 1995       1994       1993
- ------------------------------------------------------------------------
Current Taxes:
    Federal                                  $14.8      $31.6     $116.2
    Foreign                                     .5         .4         .2
    State                                      3.7        4.1       16.4
                                             ---------------------------
                                              19.0       36.1      132.8
Deferred Taxes:
    Federal                                    4.6        1.7      (81.8)
    Foreign                                               (.5)      (1.6)
    State                                       .4         .2      (11.5)
                                             ---------------------------
                                               5.0        1.4      (94.9)
                                             ---------------------------
                                             $24.0      $37.5     $ 37.9
                                             ===========================
- ------------------------------------------------------------------------

     A reconciliation of the United States statutory rate to the effective income tax rate applicable to income before the cumulative effect of accounting changes follows:

                                               1995      1994      1993
- -----------------------------------------------------------------------

Statutory rate                                35.0%      35.0%     34.0%
 Effect of:
    State taxes, net of federal benefit        3.5        3.1       3.2
    R&D credit                               (11.2)       (.8)
    Tax refund                               (11.8)
   Retroactive federal tax increase                       1.5
    Non-deductible restructuring charge       13.1
   Other                                       2.9        (.5)       .1
                                             --------------------------
Effective rate                                31.5%      38.3%     37.3%
                                             ==========================
- -----------------------------------------------------------------------

     Deferred income taxes arise because of differences in the treatment of income and expense items for financial reporting and income tax purposes. Deferred income taxes are not provided on certain unremitted earnings of international subsidiaries as the earnings are deemed to be indefinitely reinvested and the effect of such taxes would not be significant after foreign tax credits. The effect of the temporary differences that give rise to deferred tax balances are as follows:


                                                            June 30
                                                      --------------------
(in millions)                                         1995            1994
- --------------------------------------------------------------------------

Recognition of income on contracts reported on
  different methods for tax purposes than for
  financial reporting                               $ 53.8          $ 47.9
Tax refund interest income                            17.1
Depreciation expense                                  42.8            53.0
Employee benefit expenses                              9.9            11.9
Other                                                  2.4              .9
                                                    ----------------------
  Gross deferred tax liabilities                     126.0           113.7

Provision for estimated expenses                     (40.5)          (41.3)
Employee benefit expenses                            (47.3)          (48.0)
Foreign operations                                    (9.4)           (7.4)
Other                                                 (6.2)           (7.5)
                                                    -----------------------
  Gross deferred tax assets                         (103.4)         (104.2)
Valuation allowance                                    9.2             7.4
                                                    -----------------------
  Net deferred tax assets                            (94.2)          (96.8)
                                                    -----------------------
  Net deferred tax liabilities                      $ 31.8          $ 16.9
                                                    =======================

Balance Sheet Classification:

Current                                              $ 5.0
Non-current                                           26.8           $16.9
                                                    -----------------------
  Net deferred tax liabilities                       $31.8           $16.9
                                                    =======================
- ---------------------------------------------------------------------------

    Total income tax payments were $34.8, $36, and $121.1 million during 1995, 1994, and 1993, respectively.

     In connection with the transfer on July 1, 1989, of certain assets and liabilities to Morton International, Inc., the Company and Morton entered into a Tax Sharing Agreement which generally provides that each entity will retain federal, state and local income tax liabilities applicable to their pre July 1, 1989, operations.

     Due to the completion of a Federal tax audit of fiscal years 1983 through 1985, the Company recorded a refund receivable, including interest, of $85.4 million. After provision for payment of taxes on the interest to be received, the Company will net approximately $65 million in cash. The refund relates primarily to additional research and development tax credits and the timing of certain income and deduction items. A portion of the refund ($17.5 million) was applied to reduce the 1995 income tax expense and $43.5 million of the refund was recognized as interest income. The remainder of the refund ($24.4 million) relates to timing issues and was used to increase liabilities for deferred taxes and related interest for future tax payments. The Internal Revenue Service has completed its audit of federal income tax returns for fiscal years 1986 through 1989. Based upon preliminary understandings, the Company anticipates a tax refund including interest of an amount significantly less than the refund recorded in 1995. A portion of the anticipated refund will be recognized as income when the audit is finalized.

NOTE G. PREFERRED STOCK PURCHASE RIGHTS

     The Company has declared a dividend distribution of one Preferred Share Purchase Right for each outstanding common share. Each Right entitles its holder to buy one one-hundredth of a share of a new series of the Company's preferred stock at an exercise price of $60. The Rights will only become exercisable if a person or group acquires or makes an offer to acquire 15 percent or more of the Company's common stock. If the Company is acquired in a merger or other business combination, each Right will entitle the holder to purchase common stock of the acquiring company having a market value of twice the exercise price of the Right. If any person acquires 15 percent or more of the Company's common stock, each Right will entitle the holder (other than such acquirer) to purchase common stock of the Company having a market value of twice the exercise price of the Right. The Rights may be redeemed by the Company at the price of $.01 per Right prior to the acquisition of 15 percent or more of the outstanding shares of the Company's common stock. The Rights expire on February 28, 1999, unless renewed by the Board of Directors of the Company.

NOTE H. RETIREMENT PLANS

     The Company has noncontributory defined benefit pension plans covering most of its employees. The benefits for most employees are based on an average of the employee's highest five consecutive years' earnings during the ten years preceding retirement and on credited service. Certain supplemental unfunded plan arrangements also provide retirement benefits to specified groups of participants.

     The Company's funding policy for the plans is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, plus any additional amounts which the Company may determine to be appropriate.

     The annual cost for all Company-sponsored defined benefit pension plans, exclusive of the curtailment gain in 1995, includes the following components:


(in millions)                                1995           1994          1993
- -------------------------------------------------------------------------------

Service cost                                $ 12.6        $ 14.8        $ 15.9
Interest cost                                 36.7          36.2          34.3
Actual gain on plan assets                   (32.5)        (22.4)        (59.9)
Net amortization and deferral                (12.9)        (19.9)         20.7
                                            -----------------------------------
Net pension cost                            $  3.9        $  8.7        $ 11.0
                                            ===================================
- -------------------------------------------------------------------------------


     The reconciliation of the funded status of all defined benefit pension plans at June 30 is as follows:

(in millions)                                            1995    1994    1993
- -------------------------------------------------------------------------------

Actuarial present value of benefits:
    Vested benefits                                     $397.8  $391.8  $362.1
    Nonvested benefits                                     2.6     2.5     6.2
                                                        -----------------------
      Accumulated benefit obligation                     400.4   394.3   368.3
Effect of projected future compensation increases         83.5    85.7    94.6
                                                        -----------------------
      Projected benefit obligation                       483.9   480.0   462.9
Fair value of plan assets                                518.2   494.9   487.2
                                                        -----------------------
      Plan assets in excess of projected
        benefit obligation                                34.3    14.9    24.3
Unrecognized net losses                                   40.2    47.9    29.5
Unrecognized transition obligation                       (24.0)  (27.3)  (30.6)
Unrecognized prior service cost                            (.8)    1.3     7.4
                                                        -----------------------
      Pension asset                                     $ 49.7  $ 36.8  $ 30.6
                                                        =======================
- -------------------------------------------------------------------------------



     The assumptions used in the determination of the net pension cost for all defined benefit pension plans were as follows:


                                                     1995     1994    1993
- ---------------------------------------------------------------------------
Discount rate                                        8.0%     8.0%    8.0%
Rate of increase in compensation levels              5.5      5.5     5.5
Expected long-term rate of return on assets          9.0      9.0     9.0
- ---------------------------------------------------------------------------


     The assets of the Company-sponsored plans are invested primarily in equities and bonds. Certain pension plans contain restrictions on the use of excess pension plan assets in the event of a change in control of the Company.

     Generally pension costs charged to and recovered through U.S. Government contracts approximate amounts contributed to pension plans. Pension costs for financial statement purposes are calculated in conformity with SFAS No. 87, "Employers' Accounting for Pensions." Historically, the annual amount of pension cost recovered through U.S. Government contracts and included in sales has exceeded the amount of pension cost included in the financial statements. As a result, the Company has deferred $29.5 million of revenues to provide a better matching of revenues and expenses. This revenue will be recognized when the financial statement pension cost exceeds amounts charged to contract pension cost. The $29.5 million of deferred revenue is netted against the pension asset in other noncurrent assets in the balance sheet.

     Under the provisions of SFAS No. 88, "Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," workforce reductions and benefit freezes resulted in the recognition of $6.1 million of net curtailment gains in 1995.

     The Company sponsors a defined contribution money purchase plan covering certain employees. The Company makes contributions on behalf of each participant at a specified percentage of base pay. The annual cost of the defined contribution plan was $.8 million in 1995, 1994, and 1993.

     The Company has matching and nonmatching savings plans for eligible employees. Company contributions to the matching savings plans, which are based on a limited percentage of participant contributions, were $7.3, $7.6, and $8.2 million in 1995, 1994, and 1993, respectively.

NOTE I. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     In addition to providing pension benefits, the Company provides certain nonvested and unfunded health care and life insurance benefits for substantially all of its retirees and eligible dependents. During 1992, the plan for providing these benefits was revised for employees retiring after February 1, 1993. The current plan is contributory, with retiree contribution levels adjusted annually, and contains other cost-sharing features including deductibles and coinsurance. Under the revised plan, the Company's cost for retiree medical is limited to a 4 percent annual increase. Current eligibility requirements include ten years of credited service after attaining age forty-five.

     Effective July 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The standard requires the Company to accrue the expected cost of postretirement benefits during the period of employee eligible service rather than the prior policy of charging the costs against earnings as the amounts were paid. The Company recognized the transition obligation as a one-time charge to earnings in 1994. At July 1, 1993, the accumulated postretirement obligation recognized was $81.9 million. The effect on 1994 earnings and shareholders' equity was $51.6 million ($2.59 per share) after a deferred income tax benefit of $30.3 million. A significant portion of the charge is expected to be recovered in future years as amounts are funded and allocated to Government contracts. The Company's policy is to fund the cost of retiree medical benefits at management's discretion or as amounts are expended. Voluntary Employees' Beneficiary Association (VEBA) trusts and other trusts under IRS regulations were established in 1994 for government contract reimbursement purposes. The amounts funded are tax deductible in the year of contribution under current IRS regulations.

   The annual retiree medical and life insurance costs include the following components:


(in millions)                                                    1995     1994
- ------------------------------------------------------------------------------
Service cost - attributed to service during the period          $ 2.3     $2.4
Interest cost on accumulated postretirement benefit obligation    7.3     $6.5

Return on assets                                                  (.6)
Net amortization and deferral                                      .5
                                                                --------------
Retiree medical and life insurance costs                        $ 9.5     $8.9
                                                                ==============
- ------------------------------------------------------------------------------



     The following table reconciles the plan's funded status to the amount included in the Company's balance sheet at June 30:


(in millions)                                              1995      1994
- -------------------------------------------------------------------------

Accumulated postretirement benefit obligation:
    Retirees                                              $ 80.4   $ 71.8
    Fully eligible active plan participants                  9.5     10.6
    Other active plan participants                          14.4     12.7
                                                          ---------------
Total accumulated postretirement benefit obligation        104.3     95.1

Plan assets at fair value, primarily listed stocks
    and bonds                                              (11.5)    (5.3)
                                                          ---------------
Accumulated postretirement benefit obligation in
    excess of plan assets                                   92.8     89.8

Unrecognized net experience loss                           (19.7)   (13.8)
Unrecognized prior service cost                              (.3)
                                                          ---------------
Accrued retiree benefits other than pensions              $ 72.8   $ 76.0
                                                          ===============
- -------------------------------------------------------------------------

Assumptions used to measure the accumulated postretirement obligation and cost were as follows:


                                                           1995      1994
- -------------------------------------------------------------------------

Discount rate                                               8.0%     8.0%
Health care cost trend rate decreasing to 8% in 1996
   and to 6% by 2001                                        9.0%    10.0%
Expected long-term rate of return on assets                 8.0%

- -------------------------------------------------------------------------

     Increasing the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation at June 30, 1995 and 1994, by approximately $5.6 and $4.5 million, respectively and increase retiree medical costs in 1995 and 1994 by approximately $.4 and $.3 million, respectively.

     The amount paid for retiree medical and life insurance costs in 1993 was $6.5 million.

NOTE J. POSTEMPLOYMENT BENEFITS

     Effective July 1, 1993, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This accounting standard requires the Company to accrue the expected cost of postemployment benefits provided to former employees or their beneficiaries rather than the prior policy of charging the costs against earnings as the amounts were paid. The liability, which relates to long-term disability benefits and medical benefits recognized at July 1, 1993, was $19.3 million. The cumulative effect on 1994 earnings and shareholders' equity was $12.2 million ($.61 per share) after a deferred income tax benefit of $7.1 million.

NOTE K. CONTINGENT MATTERS

     The Company is currently involved in a number of lawsuits and other contingencies. The Company provides for costs related to contingencies when a loss is probable and the amount can be reasonably estimated. It is the opinion of management, based on advice of counsel, that the ultimate resolution of these contingencies, to the extent not previously provided for, will not have a material adverse effect on the financial condition of the Company. However, depending on the amount and timing of an unfavorable resolution of these contingencies, it is possible that the Company's future results of operations or cash flows could be materially affected in a particular period.

NOTE L. ENVIRONMENTAL MATTERS

     The Company is presently involved with two Environmental  Protection Agency
(EPA) superfund sites in Morris County, New Jersey formerly operated by the Company for government contract work. The Company has not incurred any material costs relating to these environmental matters. The Company has negotiated and signed a consent decree with the EPA on the Rockaway Borough Well Field ("Klockner") site. The decree requires a remedial design plan which the Company has submitted and is currently waiting for EPA approval. With respect to the Company's liability for response costs, site remediation, and future operation maintenance costs of the Klockner site, the Company has recorded a $5.8 million liability. The Company is a "potentially responsible party" at the Rockaway Township Well Field ("Denville") site. The total estimated cost for remediation and future operations and maintenance at this site is $4.5 million which the Company has accrued.

     In addition to the above sites the Company is involved with other locations involving environmental issues. The Company has recorded an estimated total liability for all of its environmental remediation of $21 million. The Company has recorded an $11 million receivable that it expects to recover from insurance, third parties and the U.S. Government as amounts are expended. The Company estimates it will spend approximately $2.5 and $7.5 million of the total liability respectively over the next two years.

NOTE M. LEASE COMMITMENTS

     The Company has operating leases, which are principally short-term, and primarily for building and office space and other real estate. Rental expense charged was $10.8, $9.9, and $11.9 million in 1995, 1994, and 1993, respectively. Renewal and purchase options are available on certain of these leases. Future minimum rental commitments under non-cancelable operating leases as of June 30, 1995, were not material. Certain plant facilities and equipment are provided for use by the U.S. Government under short-term or cancelable arrangements.

NOTE N. STOCK OPTION AND PERFORMANCE UNIT PLANS

     The Company's Stock Option Plans provide that grants may be made to key employees of stock options, and shares of restricted stock and other awards as deemed appropriate by the Compensation Committee of the Board of Directors. In addition, options granted prior to fiscal year 1992 may provide for supplemental cash payments to optionees upon exercise for the purpose of reimbursing them for income tax liabilities incurred as a result of such exercises. Stock option activity during fiscal year 1995 is summarized as follows:


                                                  Shares           Per Share
- -------------------------------------------------------------------------------
Options outstanding at June 30, 1994              818,035      $10.86 to $26.13
Granted                                           173,500      $24.06 to $24.44
Lapsed                                             (4,000)               $24.44
Exercised                                        (246,964)     $10.86 to $26.13
                                                 ------------------------------

Options outstanding at June 30, 1995
    (571,071 exercisable shares)                   740,571     $10.86 to $26.13
                                                  =============================
- -------------------------------------------------------------------------------

     Options outstanding at June 30, 1995, have expiration dates ranging from June 1997 to August 2004.

     In addition, limited appreciation rights were outstanding covering 119,933 option shares. Limited appreciation rights are paid automatically in cash in lieu of other related options upon a change in control of the Company. As of June 30, 1995, supplemental cash payment rights were outstanding with respect to 17,408 option shares, payable upon exercise of options or limited appreciation rights.

     Shares of common stock reserved for both outstanding and future grants of options and payment of appreciation rights and other stock-based awards at June 30, 1995 and 1994 were 1,310,221 and 1,557,185 shares, respectively.

NOTE O. FAIR VALUE OF FINANCIAL INSTRUMENTS

     Under SFAS No. 107, "Fair Value Disclosures about Financial Instruments," the Company is required to disclose the fair value of financial instruments, including off-balance-sheet financial instruments, when fair value can be reasonably estimated. The values provided are representative of fair values only as of June 30, 1995 and 1994, and do not reflect subsequent changes in the economy, interest and tax rates, and other variables that may impact determination of fair value. The following methods and assumptions were used in estimating fair values:

     Cash and cash equivalents:  The carrying amount approximates fair values.

     Receivables: The fair value of receivables, due to the collection of certain receivables over an extended period, is based on the discounted value of expected future cash flows.

     Short-term and long-term debt: The carrying value of short-term debt approximates fair value. The fair value of long-term debt is estimated based on the current borrowing rates for similar issues.

    Off-balance-sheet instruments: Foreign currency exchange contracts are not significant.

     The carrying amounts and estimated fair values of the Company's financial instruments at June 30 were as follows:


                                                 1995               1994
                                         -------------------------------------
                                         Carrying    Fair    Carrying    Fair
(in millions)                             Amount     Value    Amount     Value
- ------------------------------------------------------------------------------
Cash and cash equivalents                 $ 13.2    $ 13.2    $ 40.1    $ 40.1
Receivables                                268.1     264.1     200.2     195.4
Short-term debt                             62.8      62.8      27.1      27.1
Long-term debt                               2.6       2.6      88.0      95.3

- ------------------------------------------------------------------------------


NOTE P. OPERATIONS BY INDUSTRY SEGMENT

     The Company and its subsidiaries design, develop, manufacture, and sell products classified in three principal industry segments.

     The space systems segment consists of solid rocket propulsion for NASA, the Department of Defense and various commercial customers for space applications.

     The defense systems segment consists of propulsion, gas generator and ordnance products, metal and composite components, and services relating to such systems, principally under contracts and subcontracts with the Department of Defense and aerospace prime contractors, for use in defense applications.

     The fastening systems segment consists of specialty fastening systems for a broad range of aerospace and industrial applications worldwide.

     The space systems segment and defense systems segment were reported previously as one segment, propulsion systems. Separation of the segments provides better reporting of the Company's current organization and management structure, resources employed, and product markets and lines of business. The following 1994 and 1993 amounts have been restated to conform with the segment realignment.


                                                     Year Ended June 30
                                                 ----------------------------
(in millions)                                    1995       1994       1993
- -----------------------------------------------------------------------------

Net Sales
    Space Systems                               $467.4   $  500.8   $  519.3
    Defense Systems                              261.7      367.4      523.5
    Fastening Systems                            227.7      175.7      158.9
                                                -----------------------------

        Consolidated net sales                  $956.8   $1,043.9   $1,201.7
                                                =============================

Segment operating profit (loss)
    Space Systems                               $ 60.4   $   51.5   $   61.4
    Defense Systems (1)                          (34.8)      35.3       56.4
    Fastening Systems                             19.2       16.9        7.8
                                                -----------------------------

      Segment operating profit                    44.8      103.7      125.6
      Interest income                             46.2       12.9        6.6
      Interest expense                            (9.3)     (14.4)     (25.5)
      Unallocated corporate expense               (5.4)      (4.4)      (5.0)
                                                -----------------------------

        Consolidated income before income
           taxes, extraordinary item and
           cumulative effect of accounting
           changes                              $ 76.3   $   97.8      101.7
                                                =============================

Total Assets
    Space Systems                               $268.0      267.6   $  309.6
    Defense Systems                              168.3      243.8      263.9
    Fastening Systems                            268.1      238.3      207.9
    Corporate                                    106.3       55.6       52.8
                                                -----------------------------

        Consolidated assets                     $810.7   $  805.3   $  834.2
                                                =============================

Depreciation and Amortization Expense
    Space Systems                               $ 15.9   $   16.1   $   18.1
    Defense Systems                               12.6       15.8       17.5
    Fastening Systems                             11.0        8.5        7.5
    Corporate                                       .5         .6         .7
                                                -----------------------------

        Consolidated depreciation and
           amortization expense                 $ 40.0   $   41.0   $   43.8
                                                =============================

Capital Expenditures
    Space Systems                                $ 13.2  $   11.2   $    8.8
    Defense Systems                                 3.3       1.8        4.1
    Fastening Systems                              17.1       7.8        6.7
    Corporate                                        .2        .4         .2
                                                -----------------------------

        Consolidated capital expenditures        $ 33.8  $   21.2   $   19.8
                                                =============================
- -----------------------------------------------------------------------------

   (1) The defense systems loss in 1995 includes a $61.4 million restructuring charge.


     A proportionate share of Corporate general and administrative expense is allocated and reimbursed through space and defense systems contracts.

     Intersegment, foreign operations, and export sales are not material.

     Net sales under U.S. Government contracts and subcontracts amounted to $689.5, $813.4, and $975.7 million for 1995, 1994, and 1993, respectively. The sales as a percentage of consolidated net sales were 72, 78, 81 percent for 1995, 1994 and 1993 respectively.

     Corporate assets consist principally of cash and cash equivalents, income tax receivable, property, plant and equipment, and other noncurrent assets.
and equipment, and other noncurrent assets.

NOTE Q. QUARTERLY FINANCIAL HIGHLIGHTS (Unaudited)


                                           Fiscal Year 1995                   Fiscal Year 1994
                                           Three Months Ended                Three Months Ended
                                    ------------------------------     -------------------------------
(in millions, except
 per share data)                    Jun 30  Mar 31  Dec 31  Sep 30     Jun 30  Mar 31  Dec 31  Sep 30
- ------------------------------------------------------------------------------------------------------
Net sales                           $267.4  $232.6  $218.6  $238.2     $279.4  $266.1  $240.7  $257.7
Gross profit                          52.2    48.0    42.2    45.3       51.7    45.6    41.9    44.3
Income (loss) before extraordinary
  item and cumulative effect
  of accounting changes               61.8   (35.1)   11.3    14.3       16.1    15.4    14.8    14.0
Net income (loss) (1)                 61.8   (39.9)   11.3    14.3       16.1    15.4    14.8   (49.8)
Income (loss) per share before
  extraordinary item and cumulative
  effect of accounting changes        3.29   (1.87)    .60     .76        .84     .77     .73     .68
Net income (loss) per share (1) (2)   3.29   (2.12)    .60     .76        .84     .77     .73   (2.42)
Cash dividends paid per share          .17     .17     .17     .17        .17     .17     .17     .17
Market price:
  High                               31.88   28.75   28.25   26.25      27.00   29.00   26.75   24.38
  Low                                27.25   25.38   22.75   23.75      22.88   25.50   21.13   21.13

- -------------------------------------------------------------------------------------------------------
     1) The first quarter of 1994 included the  cumulative  effect of accounting changes of $63.8 million or $3.10 per share.  The third quarter of 1995 included a restructuring  charge of $61.4 million  resulting in a net after-tax charge of
$49.2 million or $2.62 per share and an  extraordinary  loss on early retirement of debt of $4.8 million or $.25 per share.  The fourth  quarter of 1995 included the recognition of an income tax refund  resulting in a $17.5 million  reduction in current  income tax  expense  and $43.5  million of  interest  income  ($44.5 million or $2.37 per share after-tax).

     2) The sum of the 1994 quarterly net income or loss per share does not equal the annual net loss per share due to the significant impact on the first quarter net loss resulting from the adoption of SFAS No. 106 and SFAS No. 112 concurrent with a reduction of shares outstanding during the year.


Management's Report on Financial Statements

     Management has prepared, and is responsible for, the consolidated financial statements and all related financial information contained in the Annual Report. The consolidated financial statements, which include amounts based on estimates and judgments, were prepared in accordance with generally accepted accounting principles appropriate in the circumstances and applied on a consistent basis. Other financial information in this report is consistent with that in the consolidated financial statements.

     Management maintains an accounting system and related internal controls which it believes provide reasonable assurance, at appropriate cost, that transactions are properly executed and recorded, that assets are safeguarded, and that accountability for assets is maintained. An environment that provides an appropriate level of control is maintained and monitored and includes examinations by an internal audit staff.

     Management recognizes its responsibilities for conducting the Company's affairs in an ethical and socially responsible manner. The Company has written standards of business conduct, including its business code of ethics which emphasize the importance of personal and corporate conduct, that demands compliance with federal and state laws governing the Company. The importance of ethical behavior is regularly communicated to all employees through ongoing education and review programs designed to create a strong compliance environment.

     The Audit Committee of the Board of Directors is composed of five outside directors. This Committee meets periodically and also meets separately with representatives of the independent auditors, Company officers, and the internal auditors to review their activities.

     The consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, whose report follows.



                                       Richard L. Corbin
                                       Senior Vice President and
                                       Chief Financial Officer

Report of Ernst & Young LLP, Independent Auditors

To the Stockholders and Board of Directors
Thiokol Corporation:

     We have audited the  accompanying  consolidated  balance  sheets of Thiokol
Corporation as of June 30, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thiokol Corporation at June 30, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.

     As discussed in Notes I and J, in 1994 the Company changed its method of accounting for postretirement benefits other than pensions and postemployment benefits.

s/Ernst & Young LLP

Salt Lake City, Utah
July 31, 1995

Management's Discussion and Analysis of
Financial Condition and Results of Operations
- --------------------------------------------------------------------------------

Results of Operations Fiscal Year 1995 Compared to Fiscal Year 1994

     Net income for 1995 was $52.3 million or $2.78 per share before an extraordinary item, a decrease of 13 percent compared to $60.3 million or $3.02 per share before accounting changes last year. Net income for 1995 was $47.5 million or $2.53 per share including an extraordinary loss of $4.8 million compared to a net loss of $3.5 million or $.18 per share last year after recognition of accounting changes. Net income for 1995 included a refund of income taxes of $17.5 million and related interest income of $43.5 million resulting in a net after-tax benefit of $44.5 million or $2.37 per share. Results for 1995 also reflected a pre-tax defense systems restructuring charge of $61.4 million. Earnings per share were favorably impacted (6 percent) in 1995 due to the reduction in outstanding shares as a result of the share repurchase program.

     Income from operations, excluding the restructuring charge, would have been $100.8 million compared to $99.3 million last year. Operating income for 1995 when compared to 1994 was favorably affected by; higher Space Shuttle Reusable Solid Rocket Motor (RSRM) income due to recognition of higher cost management fees; a pension curtailment gain; a reduction in accrued health care costs due to reductions in personnel; and higher fastening systems income. Operating income for 1995 when compared to 1994 was adversely affected by; the restructuring charge; the absence of Trident flight incentive fees and reduced Trident missile production; and significantly lower operating levels at the government owned, Company operated ammunition plants (GOCO's).

     Sales for 1995 of $956.8 million decreased 8 percent or $87.1 million compared to $1,043.9 million last year. A continuing decline in defense systems sales ($105.6 million) and lower RSRM sales were partially offset by an increase in fastening systems sales ($51.9 million). The majority of the defense systems sales decline resulted from lower operating levels at the GOCO's ($63.9 million) and lower Trident missile production ($26.3 million).

     The $61.4 million restructuring charge was taken in response to declining defense systems revenues resulting primarily from reduced U.S. Government defense spending and excess capacity within the defense systems segment and included costs for manufacturing facility closures and a write down of long-lived assets associated with the defense systems segment. The majority of the charge consisted of a non-cash, pre-tax $54.1 million write down of the Huntsville, Alabama and Omneco (Carson City, Nevada) facilities and the portion of goodwill and fixed assets not expected to be recovered through cash flows from future defense and non-shuttle launch vehicle operations. In addition, a $7.3 million pre-tax cash charge resulted from costs related to facility closures including $2.3 million of employee termination costs. The restructuring will result in approximately 360 employee terminations. After tax, the total restructuring charge amounted to $49.2 million or $2.62 per share. As of June 30, 1995, $.3 million of cash flow had been utilized for the restructuring. As a result of the restructuring, the Company anticipates approximately $3 million in future annual cost savings from reductions in depreciation and amortization expense.

     The after-tax extraordinary loss of $4.8 million or $.25 per share resulted from redemption premiums and expenses paid for the early retirement of $85.5 million of long-term debt.

     Net income for the fourth quarter of $61.8 million or $3.29 per share increased $45.7 million over the prior year's $16.1 million or $.84 per share. The increase is due to the recognition of a refund of income taxes and related interest income following the finalization of the Internal Revenue Service's audit of tax years 1983-1985. The refund involved research and development tax credits and the timing of certain income and deduction items. The effect on fourth quarter net income from the tax refund was $44.5 million or $2.37 per share. Net income for the quarter excluding the tax refund would have been $17.3 million. The quarter was favorably impacted by lower interest expense and higher RSRM cost management fees and Kennedy Space Center RSRM processing fees. Quarterly net income was negatively affected by lower Trident production and incentive fees and lower operating levels at the GOCO's in comparison to 1994. Sales for the quarter of $267.4 million decreased 4% or $12.1 million from last year.

     Space systems 1995 sales of $467.4 million decreased 7 percent or $33.4 million compared to 1994 while operating income increased 17 percent or $8.9 million to $60.4 million. The sales decrease is due primarily to continued emphasis on cost reductions and increased efficiency on the RSRM program. STAR motor and Castor IV motor sales also declined. The rise in income was primarily the result of an increase over 1994 of approximately $13.5 million of additional RSRM cost management incentive fee recognized, of which approximately $11.5 million related to fee earned on prior years' costs.

     Defense systems 1995 sales of $261.7 million decreased 29 percent while operating income of $26.6 million (before recognition of the restructuring charge ) decreased 25 percent or $8.7 million. Including the restructuring charge of $61.4 million the defense systems loss was $34.8 million. The sales decrease was caused by significantly lower operating levels at the GOCO's and on the Trident program. The decrease in income, before the restructuring charge, resulted primarily from the sales decline and the absence of Trident incentive fees in 1995 compared to $9.3 million recognized in 1994. Partially offsetting the lower defense systems income was a $6.1 million pension curtailment gain associated with the downsizing of certain defense operations.

     Fastening systems 1995 sales of $227.7 million increased 30 percent from $175.7 million in 1994 and income increased 14 percent to $19.2 million. Significantly higher domestic industrial sales, small acquisitions in 1994 and 1995, and improved foreign operations were the principal sources of the sales increase. Industrial profit margins increased over 1994. Aerospace operating results were negatively impacted by the slow commercial aerospace market and higher than anticipated production and product qualification costs at the Lakewood, California facility which was purchased in 1994. As a result, profit margins in 1995 were 8.4 percent compared to 9.6 percent in 1994. Fastening systems profit margins in 1995 excluding the Lakewood operations would have been
10.4 percent.

     General and administrative expense for 1995 of $71.9 million increased 3 percent or $2.3 million compared to the prior year. General Corporate expense remained flat while selling and administrative costs increased in the fastening systems segment as a result of the sales increases. Interest expense decreased $5.1 million as a result of the reduction in long-term debt.

     The lower 1995 effective income tax rate of 31.5% compared to 38.3% in 1994 resulted from the income tax refund ($17.5 million) offset in part by the effect of approximately $29 million of goodwill write down and other non-deductible costs included in the restructuring charge.

Results of Operations Fiscal Year 1994 Compared to Fiscal Year 1993

     Net income for 1994 before the cumulative effect of accounting changes was $60.3 million or $3.02 per share, a decrease of 5 percent compared to $63.8 million or $3.13 for 1993. The decrease in net income was caused primarily by lower defense sales in 1994 and higher 1993 propulsion systems income due to the nonrecurring recovery of $13 million in U.S. Government reimbursement of tax-related costs recognized in prior years. Net income for 1994 was favorably affected by receipt of $10.5 million of interest from income tax refunds, higher fastening systems income, and lower interest expense.

     The cumulative effect of accounting changes resulted from the July 1, 1993, adoption of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The one-time after-tax charge of $63.8 million or $3.20 per share reflects the after-tax liability recognized at July 1, 1993, due to the adoption of SFAS Nos. 106 and 112 of $51.6 and $12.2 million, respectively. Net loss for the twelve months ended June 30, 1994, after the charge for the accounting changes, was $3.5 million or $.18 per share.

     Sales for 1994 of $1,043.9 million decreased 13 percent compared to $1,201.7 million in 1993. Space and defense systems sales of $868.2 million decreased 17 percent primarily as the result of completion of Peacekeeper motor deliveries in the first quarter and lower operating levels at the government-owned, Company-operated ammunition plants. Fastening systems sales of $175.7 million increased 11 percent or $16.9 million as a result of higher domestic industrial sales and a small acquisition.

     Space sales in 1994 of $500.8 million decreased 4 percent or $18.5 million compared to 1993 and related operating income decreased 16 percent to $51.5 million from 1993's $61.5 million. Sales and income derived from production of the RSRM, which represents the majority of Space operations, were flat in comparison to 1993. The decline in revenues resulted primarily from cancellation of the Advanced Solid Rocket Motor during the second quarter and fewer Castor and STAR motor deliveries. Income was lower due to the nonrecurring recovery in Government reimbursement in 1993 of tax-related costs recognized in prior years and Castor 120TM motor development costs.

     Defense sales in 1994 of $367.4 million decreased 30 percent or $156.1 million and operating income of $35.3 million decreased 37% or $21.2 million. The sales decrease was caused primarily by completion of Peacekeeper motor deliveries during the first quarter of 1994 and lower operating levels at the GOCO's. The decline in income resulted from significantly lower Peacekeeper sales, continued low tactical program operating margins reflecting reduced unit volumes and a competitive pricing environment, and lower GOCO sales and margins.

     Fastening systems segment sales of $175.7 million increased 11 percent for the year while operating income of $16.9 million increased $6.8 million or 67 percent over $10.1 million in 1993, excluding a $2.3 million charge in 1993 for severance and restructuring costs. Higher domestic industrial sales combined with lower costs and improved efficiency contributed to the increase in income. Sales and income from international operations were negatively affected by the recession in Europe.

     General and administrative expense for 1994 of $69.6 million decreased slightly from $70.2 million in 1993. The $11.1 million decrease in interest expense resulted primarily from the repayment of $100 million long-term debt at June 30, 1993.

     The provision for income taxes reflects effective rates of 38.3 percent in 1994 and 37.3 percent in 1993.

Future Operations/Business Environment

     The Company's major business is the production of high-technology solid propellant motors for space and defense applications. Production of and services for the RSRM represented 46 percent of 1995 consolidated sales and 59 percent of consolidated operating income before recognition of the restructuring charge. The current contract with NASA extends the Company's production of the RSRM through fiscal year 2000. Current long term NASA planning includes a follow-on RSRM contract. During the year, NASA reduced the future RSRM production rate from 8 to 7 per year. The Company's contract to perform RSRM processing work at the Kennedy Space Center (KSC) was not renewed and will be completed at the end of the first quarter of fiscal year 1996. Revenues and profits projected to be lost from the processing contract at KSC in 1996 are $21.7 and $1.6 million, respectively. In addition to the reduced launch rate and termination of the RSRM processing contract, NASA's continued emphasis on cost containment to control its budget combined with the Company's emphasis on cost reduction should produce a decrease in RSRM sales in fiscal year 1996. However, contract incentives to reduce costs over the life of the contract should result in higher incentive fees in the future based on actual and anticipated contract cost performance. Cost management award fees of $31.2 million have been recognized on the current
(RSRM) contract. Realization of such fees is reasonably expected based on actual and anticipated contract cost performance. However, all of the cost management award fees remain at risk until completion of the current contract and final NASA review. Unanticipated problems which erode cost management performance could cause a reversal of some or all of the recognized cost management award fees.

     In July 1995, Company inspections revealed that on two previous Space Shuttle flights hot gases had caused minor damage to O-ring seals located in the forward section of the RSRM nozzle. Thiokol and NASA engineers are developing corrective actions to modify existing flight hardware and future assembly procedures. The Company believes that the issue will not materially affect the amount of future RSRM award and incentive fees.

     The level of U.S. Government funding of Space programs including the Space Station may impact the Space Shuttle launch schedule. Further significant reductions in the launch schedule would lower the Company's production rates and reduce related revenue and profits to the Company. As a result of the 1995 restructuring, space systems income will be negatively impacted in 1996 by approximately $6 million of costs to transfer equipment and requalify the Castor IV program from the Huntsville, Alabama plant to the Northern Utah facility. During the year the Company was awarded a contract for three Castor 120R motors in support of future Lockheed Launch Vehicle missions.

     The Company is pursuing both solid and liquid propellant demilitarization opportunities in the United States and internationally. During 1995, the Company was awarded a $26 million contract to assist the Russian government in disposing of Inter-continental Ballistic Missile (ICBM) liquid propellant through conversion into usable commercial chemicals.

     Due to reductions in U.S. Government defense spending, the Company expects its defense systems sales and income to continue declining in fiscal year 1996 and 1997. Trident sales and profits will decrease from 1995 levels due to a reduction in missile production. The Standard Missile, Patriot, Sidewinder and Hellfire motor production will be substantially completed during 1996. Decreased defense spending has created a highly competitive pricing environment for tactical programs and has significantly reduced new program opportunities. The defense propulsion industry is characterized by overcapacity. The pre-tax $61.4 million restructuring charge was taken in 1995 in response to the sustained reduction in U.S. Government defense spending, the current defense industry environment, over capacity of defense systems facilities and a continued decrease in the Company's defense systems sales. The actions taken, including the closure and consolidation of selected manufacturing facilities and the write down of long-lived assets, will assist in lowering costs and improving the Company's competitive position in the defense and launch vehicle rocket motor business.

     All U.S. Army directed production at the Company-operated ordnance plants was completed in fiscal year 1995. Both of the Company-operated plants are being maintained under a facilities contract by the Company in an inactive status to retain production capability. The Company has the right under the facilities contracts to utilize the plants and equipment for production for both Department of Defense and third party contracts. The Company is pursuing fixed-price contracts that can be produced at either of the facilities. Sales and profits from the ordnance plants will decline significantly in 1996.

     The fastening systems segment continues to improve its position in both industrial and aerospace fastening systems markets. Industrial fasteners achieved record sales in 1995 due to significant increases in the heavy truck, railcar and trailer/container markets. Industrial sales in 1996 may be near 1995 levels as the build schedules in the transportation industry are declining. The aerospace segment is greatly influenced by build schedules of commercial aircraft which have flattened out but are anticipated to increase over the next several years. Military aircraft spending is expected to continue at low production levels. The Company expanded its industrial fastener base with the acquisition of the assets of Automatic Fastener Corporation in January 1995. Automatic Fastener, with annual sales of approximately $17 million, produces a broad line of blind and specialty rivets for industrial applications, including the automotive and light trucks market. The fastening systems segment and Automatic Fastener had no overlap in blind fasteners.

     The IRS has completed its examination of federal income tax returns through fiscal years 1986 through 1989. Based upon preliminary understandings, the Company anticipates a tax refund including interest of an amount substantially less than the refund recorded in 1995. A portion of the anticipated refund will be recognized as income when the audit is finalized.

Other Matters

     The Company has operating leases, the majority of which are short-term and real estate related. Rental expense amounted to $10.8 million in 1995. Renewal and purchase options are available on certain of these leases. Future minimum rental commitments under non-cancelable operating leases are not significant.

     The Company is involved in various legal proceedings and uncertainties including those related to environmental matters as discussed in Notes K and L to the consolidated financial statements.

Liquidity and Capital Resources

     Cash flow provided by operations was $101.5 million compared to $132.7 million in 1994. The difference resulted principally from a $69.5 million increase in receivables in 1995 compared to a $26.3 million decrease in 1994. The 1995 increase was due to the recording of a $85.4 million income tax and interest refund in 1995. Partially offsetting the use of cash from operating activities was cash flow provided by net income of $47.5 million in 1995 compared to a net loss of $3.5 million in 1994. A $13.7 million increase in deferred income tax liabilities in 1995 also contributed positive cash flow.

     Investing activities, which consumed $42.3 million in cash in 1995, included purchases of property, plant and equipment and a small acquisition. Capital expenditures in 1995 of $33.8 million compared to $21.2 million in 1994 reflect efforts to increase industrial production capacity and cost efficiency in the fastening systems segment. During 1995, the Company acquired certain assets of Automatic Fastener Corporation of Branford, Connecticut for approximately $8.9 million.

     Cash flow used for financing activities of $86.1 million compares to $91.9 million last year. During 1995, the Company retired $85.5 million of long-term debt which was due to mature in 1996 and 1999. The debt retirement was financed through cash on hand and lower interest bearing short-term credit lines already in place. The $32.6 million increase in short-term debt resulted from the retirement of long-term debt and working capital requirements. During 1995, the Company repurchased 710,162 shares of common stock ($19.8 million) under the 1.5 million share repurchase program compared to 2,034,238 shares ($51.7 million) in 1994. Under the current 1.5 million repurchase authorization 750,000 shares remain to be repurchased. The Company anticipates purchases under the authorization to be completed by June 1996.

     Thiokol's current ratio at June 30, 1995, of 2.1 represented a decrease from 2.4 at June 30, 1994. Working capital at June 30, 1995, of $217.7 million increased $1.2 million since June 30, 1994. The Company's current ratio and working capital were negatively impacted by the retirement of $85.7 million of long-term debt utilizing cash on hand and issuance of short-term debt. The Company debt to equity ratio declined to 16.2 percent at June 30, 1995, as a result of the long-term debt retirement.

     The Company has current outstanding authorizations for capital expenditures of approximately $20 million. Through June 30, 1995, the Company had expended approximately $16 million on construction of the nozzle facility at NASA's Yellow Creek, Mississippi complex. During the fourth quarter, NASA announced that due to budget considerations, construction work at the Yellow Creek nozzle facility will be terminated. The Company has been reimbursed approximately $13 million for expenditures incurred on the Yellow Creek project and anticipates reimbursement of the remaining $3 million in fiscal year 1996. The Company anticipates receiving the $85.4 million tax refund during the first quarter of fiscal year 1996.

     Future estimated cash flow from operations, current financial resources, and available credit facilities are expected to be adequate to fund the
Company's anticipated working capital requirements, capital expenditures, dividend payments, and stock repurchase program for fiscal year 1996. The Company is currently in the process of filing a shelf registration statement with the Securities and Exchange Commission for the possible issuance of debt securities for long-term financing as considered appropriate. As of June 30, 1995, the Company had available revolving credit facilities of $140 million of which $105.5 million remained unused.

Dividends and Recent Market Prices

     Dividends paid were 68 cents, 68 cents, and 47 cents per share for 1995, 1994, and 1993, respectively.

     The high and low market prices of Thiokol common stock for fiscal year 1995 were $31.88 per share and $22.75 per share, respectively. The principal market for the Company's common stock is the New York Stock Exchange and prices are based on the Composite Tape (ticker symbol TKC).
and prices are based on the Composite Tape (ticker symbol TKC).


SELECTED FINANCIAL DATA

(dollars in millions, except per share data)         1995        1994     1993      1992       1991
- ------------------------------------------------------------------------------------------------------

Summary of Operations
Net sales by industry segment
  Space Systems                                    $467.4     $  500.8  $  519.3  $  555.6   $  562.7
  Defense Systems                                   261.7        367.4     523.5     649.2      692.7
  Fastening Systems (1)                             227.7        175.7     158.9     106.9
                                                   ---------------------------------------------------
     Consolidated net sales                         956.8      1,043.9   1,201.7   1,311.7    1,255.4


Operating profit (loss) by industry segment
  Space Systems                                    $ 60.4     $   51.5  $   61.4  $   58.5   $   54.2
  Defense Systems (2)                               (34.8)        35.3      56.4      61.2       51.2
  Fastening Systems (1)                              19.2         16.9       7.8       8.7
                                                   ---------------------------------------------------
    Segment operating profit                         44.8        103.7     125.6     128.4      105.4

Income from operations (2)                           39.4         99.3     120.6     116.8       97.2
Interest income (3)                                  46.2         12.9       6.6       9.2       13.1
Interest expense                                      9.3         14.4      25.5      24.2       22.3
Income before extraordinary item and cumulative
  affect of accounting changes                       52.3         60.3      63.8      63.0       53.4
Net income (loss)                                    47.5         (3.5)     63.8      63.0       53.4

Income (loss) Per Share
Income before extraordinary item and
  cumulative effect of accounting changes           $2.78     $   3.02  $   3.13  $   3.12   $   2.75
Extraordinary item                                   (.25)
Cumulative effect of accounting changes                          (3.20)
                                                    --------------------------------------------------
  Net income (loss)                                 $2.53     $   (.18) $   3.13  $   3.12   $   2.75

Financial
Total assets                                       $810.7      $ 805.3   $ 834.2   $ 956.1    $ 849.1
Working capital                                     217.7        216.5     217.7     138.8      356.2
Current ratio                                         2.1          2.4       2.2       1.4        3.7
Short-term and long-term debt                      $ 65.4     $  115.1   $ 149.6   $ 245.8    $ 220.0
Debt-to-equity                                       16.2%        29.9%     33.8%     63.5%      67.5%
Stockholders' equity                               $403.8     $  384.5   $ 443.2   $ 387.3    $ 325.7
Stockholders' equity per share                      22.14        20.52     21.94     19.44      16.69
Return on stockholders' equity (4)                   13.6%        13.6%     16.5%     19.3%      19.5%
Capital expenditures                               $ 33.8     $   21.2   $  19.8   $  37.4    $  40.9
Provision for depreciation                           34.5         36.0      38.6      39.0       36.7
Cash dividends paid                                  12.6         13.3       9.4       7.2        5.7
Cash dividends declared per share                     .68          .68       .47       .36        .30


General
Average number of common and common equivalent
  shares outstanding (in thousands)                18,794       19,973    20,384    20,151     19,412
Approximate number of stockholders of record        6,500        7,000     8,500     9,100      9,600
Approximate number of employees (5)                 7,200        8,000     9,300    11,200     11,500
- ------------------------------------------------------------------------------------------------------
1)  Represents operations for an eight-month period in 1992.
2)  Includes pre-tax restructuring charge of $61.4 million in 1995.
3)  Includes $43.5 million of interest income from an income tax refund in 1995.
4)  Based on income before an extraordinary item in 1995 and the cumulative effect of accounting changes in 1994 and calculated on beginning of year stockholders' equity.
5)  As of July 31 of the respective year.