Form 10-K, Exhibit 13
period 1996-06-30
THIOKOL CORP /DE/
filed 1996-09-26
CIK 68366

FINANCIAL INFORMATION
- ---------------------


Consolidated Statements of Income                                        2

Consolidated Balance Sheets                                              3

Consolidated Statements of Cash Flows                                    4

Consolidated Statements of Stockholders' Equity                          5

Notes to Consolidated Financial Statements                               6

Management's Report on Financial Statements                             32

Report of Ernst & Young LLP, Independent Auditors                       33

Management's Discussion and Analysis of Financial
    Condition and Results of Operations                                 34

Selected Financial Data                                                 51

CONSOLIDATED STATEMENTS OF INCOME
- ---------------------------------
                                                                                              Year Ended June 30
                                                                                --------------------------------------------------
(in millions, except per share data)                                                  1996              1995               1994
- ----------------------------------------------------------------------------------------------------------------------------------

Net sales                                                                            $889.5            $956.8            $1,043.9

Operating expenses:
      Cost of sales                                                                   738.7             769.1               859.6
      General and administrative                                                       69.8              71.9                69.6
      Research and development                                                         13.3              15.0                15.4
      Restructuring and impairment                                                      5.9              61.4
                                                                                     ------            ------            --------
                                                                                      827.7             917.4               944.6

Income from operations                                                                 61.8              39.4                99.3

Equity income, Howmet                                                                   4.5
Interest income                                                                        30.2              46.2                12.9
Interest expense                                                                       (3.9)             (9.3)              (14.4)
                                                                                     ------            ------            --------
Income before income taxes, extraordinary item
      and cumulative effect of accounting changes                                      92.6              76.3                97.8
Income taxes                                                                           34.3              24.0                37.5
                                                                                     ------            ------            --------
Income before extraordinary item and
      cumulative effect of accounting changes                                          58.3              52.3                60.3
Extraordinary item - loss on early retirement of debt                                                    (4.8)
Cumulative effect of accounting changes                                                                                     (63.8)
                                                                                     ------            ------            --------
Net income (loss)                                                                    $ 58.3            $ 47.5            $   (3.5)
                                                                                     ======            ======            ========
Net income (loss) per share:
      Income before extraordinary item and cumulative
          effect of accounting changes                                               $ 3.14            $ 2.78            $   3.02
      Extraordinary item                                                                                ( .25)
      Cumulative effect of accounting changes                                                                               (3.20)
                                                                                     ------            ------            --------
Net income (loss)                                                                    $ 3.14            $ 2.53            $   (.18)
                                                                                     ======            ======            ========

- -----------------------------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
- ---------------------------
                                                                                         June 30
                                                                                -------------------------
(in millions)                                                                     1996          1995
- ---------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
     Cash and cash equivalents                                                    $  15.1       $  13.2
     Receivables                                                                    162.6         268.1
     Inventories                                                                     91.4         135.0
     Deferred income tax assets                                                      27.8
     Prepaid expenses                                                                 3.6           4.1
                                                                                  -------       -------
         Total Current Assets                                                       300.5         420.4

Property, Plant and Equipment
     Land                                                                            17.4          17.4
     Buildings and improvements                                                     224.8         221.2
     Machinery and equipment                                                        338.9         358.7
     Construction in progress                                                        13.2          21.2
                                                                                  -------       -------
                                                                                    594.3         618.5
     Less allowances for depreciation                                              (307.6)       (321.0)
                                                                                  -------       -------
                                                                                    286.7         297.5
Other Assets
     Equity investment in Howmet                                                    150.5
     Costs in excess of net assets of businesses acquired, less amortization         27.7          28.8
     Patents and other intangible assets                                             16.4          19.0
     Other noncurrent assets                                                         36.5          45.0
                                                                                  -------       -------
                                                                                    231.1          92.8
                                                                                  -------       -------
                                                                                   $818.3        $810.7
                                                                                  =======       =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
     Short-term debt                                                               $ 62.7        $ 62.8
     Accounts payable                                                                25.9          38.6
     Accrued compensation                                                            42.2          43.4
     Other accrued expenses and liabilities                                          51.0          52.9
     Current portion of deferred income taxes                                                       5.0
                                                                                  -------       -------
         Total Current Liabilities                                                  181.8         202.7

Noncurrent Liabilities
     Long-term debt                                                                   2.2           2.5
     Accrued retiree benefits other than pensions                                    70.4          72.8
     Deferred income taxes                                                           39.8          26.8
     Accrued interest and other noncurrent liabilities                               76.2         102.1
                                                                                  -------       -------
         Total Noncurrent Liabilities                                               188.6         204.2

Commitments and  Contingent Liabilities
Stockholders' Equity
     Common stock (par value $1.00 per share)
         Authorized - 200 shares
         Issued - 20.5 shares including shares in treasury                           20.5          20.5
     Additional paid-in capital                                                      44.2          44.5
     Retained earnings                                                              445.1         399.2
                                                                                  -------       -------
                                                                                    509.8         464.2
     Less common stock in treasury, at cost
         (2.3 shares at June 30, 1996 and 1995)                                     (61.9)        (60.4)
                                                                                  -------       -------
            Total Stockholders' Equity                                              447.9         403.8
                                                                                  -------       -------
                                                                                   $818.3        $810.7
                                                                                  =======       =======
- ---------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
- -------------------------------------

                                                                                            Year Ended June 30
                                                                                --------------------------------------------
(in millions)                                                                      1996              1995             1994
- ----------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net income (loss)                                                                  $ 58.3            $47.5           $ (3.5)
Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
         Restructuring and impairment                                                 5.9             61.4
         Extraordinary item                                                                            4.8
         Cumulative effect of accounting changes                                                                       63.8
         Depreciation                                                                33.0             34.5             36.0
         Amortization                                                                 9.0              5.5              5.0
         Equity income                                                               (4.5)
         Changes in operating assets and liabilities:
            Receivables                                                             103.9            (69.5)            26.3
            Inventories and prepaid expenses                                         41.8             (8.1)             (.1)
            Accounts payable and accrued expenses                                   (17.3)            13.0              7.4
            Income taxes                                                             (9.5)             8.7              1.6
            Other -- net                                                            (26.1)            (1.3)            (5.2)
            Deferred income taxes                                                   (11.7)             5.0              1.4
                                                                                   ------            -----           ------
                Net cash provided by operating activities                           182.8            101.5            132.7

INVESTING ACTIVITIES
Investment in Howmet                                                               (146.0)
Acquisitions, net of acquired cash                                                                    (8.9)           (12.1)
Purchases of property, plant and equipment                                          (29.1)           (33.8)           (21.2)
Proceeds from disposal of assets                                                      6.1               .4              1.2
                                                                                   ------            -----           ------
                Net cash used for investing activities                             (169.0)           (42.3)           (32.1)

FINANCING ACTIVITIES
Net change in short-term debt                                                         2.5             32.6             (2.0)
Repayment of long-term debt                                                           (.2)           (85.7)           (34.7)
Premiums paid on early retirement of debt                                                             (4.8)
Purchase of common stock for treasury                                                (4.3)           (19.8)           (51.7)
Stock option transactions                                                             2.5              4.2              9.8
Dividends paid                                                                      (12.4)           (12.6)           (13.3)
                                                                                   ------            -----           ------
                Net cash used for financing activities                              (11.9)           (86.1)           (91.9)
                                                                                   ------            -----           ------
Increase (decrease) in cash and cash equivalents                                      1.9            (26.9)             8.7
Cash and cash equivalents at beginning of year                                       13.2             40.1             31.4
                                                                                   ------            -----           ------
Cash and cash equivalents at end of period                                         $ 15.1            $13.2            $40.1
                                                                                   ======            =====           ======
- ----------------------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
- -----------------------------------------------

                                                                    Additional                                        Total
                                                 Common Stock        Paid-In     Retained       Treasury Stock     Stockholders'
                                              -----------------                                -----------------
(in millions)                                 Shares     Amount      Capital     Earnings      Shares     Amount      Equity
- ---------------------------------------------------------------------------------------------------------------------------------

BALANCE, JULY 1, 1993                          20.5      $20.5       $  48.7      $381.1        (.3)    $  (7.1)    $    443.2
                                               ----      -----       -------      ------       ----     -------     ----------
Net loss                                                                            (3.5)                                 (3.5)
Dividends paid                                                                     (13.3)                                (13.3)
Purchase of common stock for treasury                                                          (2.0)      (51.7)         (51.7)
Exercise of stock options and related
     income tax benefits                                                (2.5)                    .5        12.3            9.8
                                               ----      -----       -------      ------       ----     -------     ----------

BALANCE, JUNE 30, 1994                         20.5       20.5          46.2       364.3       (1.8)      (46.5)         384.5
                                               ----      -----       -------      ------       ----     -------     ----------
Net income                                                                          47.5                                  47.5
Dividends paid                                                                     (12.6)                                (12.6)
Purchase of common stock for treasury                                                           (.7)      (19.8)         (19.8)
Exercise of stock options and related
     income tax benefits                                                (1.7)                    .2         5.9            4.2
                                               ----      -----       -------      ------       ----     -------     ----------

BALANCE, JUNE 30, 1995                         20.5       20.5          44.5       399.2       (2.3)      (60.4)         403.8
                                               ----      -----       -------      ------       ----     -------     ----------
Net income                                                                          58.3                                  58.3
Dividends paid                                                                     (12.4)                                (12.4)
Purchase of common stock for treasury                                                           (.1)       (4.3)          (4.3)
Exercise of stock options and related
     income tax benefits                                                 (.3)                    .1         2.8            2.5
                                               ----      -----       -------      ------       ----     -------     ----------

BALANCE, JUNE 30, 1996                         20.5      $20.5       $  44.2      $445.1       (2.3)     $(61.9)    $    447.9
                                               ====      =====       =======      ======       ====     =======     ==========

- ---------------------------------------------------------------------------------------------------------------------------------
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------


NOTE 1. SIGNIFICANT ACCOUNTING POLICIES
- ---------------------------------------

BASISOF CONSOLIDATION AND USE OF ESTIMATES: The consolidated financial statements include the accounts of Thiokol Corporation and its wholly-owned subsidiaries. The Company's minority interest in Howmet is accounted for under the equity method. All significant intercompany accounts and transactions have been eliminated from the consolidated financial statements. The preparation of consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions, in particular estimates of anticipated contract costs and revenues utilized in the earnings recognition process, that affect the reported amounts in the financial statements and accompanying notes. Actual results may differ from those estimates.

REVENUE RECOGNITION UNDER LONG-TERM CONTRACTS: Space and defense systems sales encompass propulsion and ordnance products and services performed principally under contracts and subcontracts with various United States Government (government) agencies and aerospace prime contractors. Sales under cost-type contracts are recognized as costs are incurred and include a portion of the total estimated earnings to be realized in the ratio that costs incurred relate to estimated total costs. Sales under fixed-price-type contracts are recognized generally on the percentage of completion method, when deliveries are made or upon completion of specified tasks. Cost or performance incentives are incorporated into certain contracts and are generally recognized when awards are earned, or when realization is reasonably assured and amounts can be estimated. Adjustments in estimates, which can affect both revenues and earnings, are made in the period in which the information necessary to make the adjustment becomes available. Provisions for estimated losses on contracts are recorded when identified.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents consist of cash and short-term investments that are highly liquid with maturities of less than three months.

INVENTORIES: Inventories are stated at the lower of cost or market. Space and defense systems inventories include estimated recoverable costs related to long-term fixed price contracts and include direct production costs and allocable indirect costs, less related progress payments received. In accordance with industry practice, such costs include amounts which are not expected to be realized within one year. Under the provisions of certain contracts, the government acquires title to, or a security interest in, certain inventories as a result of progress payments made on contracts and programs. Inventories for the fastening systems segment are determined by the first in, first out (FIFO) method.

PROPERTY, PLANT, AND EQUIPMENT: Property, plant and equipment is carried at cost and depreciated over the estimated useful lives of the various classes of properties, using either the straight-line or accelerated methods.

INTANGIBLES: Costs in excess of the net assets acquired (goodwill), patents, and other intangible assets are being amortized on a straight-line basis over periods between 10 and 40 years. Accumulated amortization amounted to $37.6 and $33.9 million at June 30, 1996 and 1995, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS: In 1995, the Company adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The standard requires the Company to evaluate the net book value of long-lived assets including property, plant and equipment and related goodwill whenever events or changes in circumstances indicate the net book value may not be recoverable. Under the standard, an assessment is made to determine if the sum of the expected future undiscounted cash flows from the use of the assets and eventual disposition is less than the net book value. If the sum of the expected undiscounted cash flows is less than net book value, an impairment loss is recognized. The impairment loss is determined by measuring the excess of net book value over fair value (as estimated by projected future discounted cash flows from the applicable operation).

CONTINGENT MATTERS: The Company accrues costs for contingent matters when it is probable that a liability has been incurred and the amount can be reasonably determined. At the time a liability is recognized, a receivable is recorded for the estimated future recovery of the costs from third parties, insurance carriers, or from the government. Except for current amounts receivable and payable, contingent amounts are included in other assets and in noncurrent liabilities. Costs allocated to commercial business or not otherwise recoverable from third parties are expensed when the liability is recorded. A portion of environmental costs, which are not recovered from insurance carriers or other third parties, will be recovered through pricing of the Company's products and services to the government.

TRANSLATION OF FOREIGN CURRENCIES: The financial statements of the Company's foreign operations are translated into United States dollars in accordance with SFAS No. 52, "Foreign Currency Translation." Foreign exchange gains and losses incurred on foreign currency transactions are included in net income. The Company operates its business in various foreign currencies. As a result, it is subject to the translation exposures that arise from foreign currency exchange rate movements over periods of time which generally do not exceed three months. The Company enters into forward exchange contracts to hedge identifiable export sales and purchases with any resulting gain or loss being deferred and accounted for as part of the transaction. Foreign currency exchange contracts are not significant.

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

INCOME PER SHARE: Income per share is calculated based on the average number of common and common equivalent shares outstanding. The equivalent shares, in thousands, for 1996, 1995, and 1994 were 18,566, 18,794, and 19,973, respectively.

NOTE 2. RESTRUCTURING AND IMPAIRMENT
- ------------------------------------

As a result of a comprehensive review of the Company's operating performance in Europe, a pre-tax restructuring charge of $5.9 million was recognized in the second quarter of 1996 relating to the anticipated shutdown of the fastening system's Germany manufacturing operations. Approximately $1 million of additional unaccrued period costs will be incurred over the next 12 months relating to the transfer of production equipment for continuing product lines to be manufactured at the Company's plant in France. During the third quarter, the Company notified the 82 affected employees of the Germany plant shutdown. The charge includes $3.6 million of employee severance expense and $1.7 million write down of long-lived assets.

     The severance benefits are included under "accrued compensation" in the consolidated balance sheet and relate to the 82 employees classified as follows:

- -----------------------------------------------------------------------------
                                    Remaining                 Identified
                                  Terminations               Terminations
                                  June 30, 1996           December 31, 1995
                                  -------------           -----------------
    Production                         55                         57
    Administration and finance         18                         18
    Sales                               6                          7
                                       --                         --
                                       79                         82
                                       ==                         ==

- -----------------------------------------------------------------------------


     During the 1993-1994 defense industry down turn, pricing pressures required the Company to reduce operating costs to remain competitive. During the third quarter of 1995, the Board determined a consolidation of the Company's manufacturing facilities and associated write down of assets was required. The Company recorded a $61.4 million pre-tax defense systems restructuring and related impairment charge including a $20 million write down for impaired long-lived assets and a $23.6 million write down of goodwill. Fair value of goodwill and fixed asset write downs was determined by estimating discounted cash flows from future defense and non-shuttle vehicle operations. Also included was an estimated restructuring loss of $10.5 million on the disposition of fixed assets from two manufacturing facilities (Huntsville and Omneco), and a $7.3 million cash restructuring charge for costs related to the facility closures including $2.3 million of employee severance costs. The restructuring included 360 employee terminations. Fair value of the Huntsville and Omneco assets was based on estimated cash proceeds from asset sales net of the costs of disposal. The closure of the Omneco facility is complete, except for the sale of the land and building. The closure of the Huntsville facility is expected to be completed in the second quarter of fiscal year 1997.

     The severance benefits included in the consolidated balance sheet relate to the 360 employees classified as follows:

- -----------------------------------------------------------------------------
                                        Remaining              Identified
                                       Terminations           Terminations
                                       June 30, 1996         March 31, 1995
                                       -------------         --------------
    Production                              39                     267
    Administration and finance              26                      93
                                            --                     ---
                                            65                     360
                                            ==                     ===

- -----------------------------------------------------------------------------


     A summary of restructuring reserve activity by program follows:


                                                                 U.S.                  Germany
                                                                Plants                  Plant
(in millions)                                                  Shutdown               Shutdown              Total
- -------------------------------------------------------------------------------------------------------------------

Reserve Balance at March 31, 1995                               $17.8                                       $17.8
Reductions (noncash)                                              (.5)                                        (.5)
Payments made                                                     (.3)                                        (.3)
                                                                -----                                       -----
Balance at June 30, 1995                                         17.0                                        17.0
Fastening Systems restructuring                                                        $5.9                   5.9
Reductions (noncash)                                             (8.7)                 (2.3)                (11.0)
Payments made                                                     (.9)                                        (.9)
                                                                -----                  ----                 -----
Balance at June 30, 1996                                        $ 7.4                  $3.6                 $11.0
                                                                =====                  ====                 =====

- -------------------------------------------------------------------------------------------------------------------



     Cash related restructuring charges of $4.7 million are expected to be paid over the next three quarters. The remaining expenses are expected to be paid over future periods. The Company is negotiating with the government for recovery of certain of these costs. The Company estimates a savings of approximately $2.3 million in amortization and depreciation and approximately $7 million in overhead reduction occurred during the year.

NOTE 3. RECEIVABLES
- -------------------

     The components of receivables are as follows:

                                                                                                 June 30
                                                                                     -------------------------------
(in millions)                                                                              1996            1995
- --------------------------------------------------------------------------------------------------------------------

Receivables under U.S. Government contracts
  and subcontracts:
      Amounts billed                                                                     $ 48.1           $ 57.1
      Unbilled costs and accrued profits                                                   53.9             71.3
                                                                                         ------           ------
Total receivables under U.S. Government contracts
   and subcontracts                                                                       102.0            128.4
Income tax refund receivable and related interest                                           5.7             85.4
Trade accounts receivable                                                                  54.3             50.5
Other current receivables                                                                    .6              3.8
                                                                                         ------           ------
                                                                                         $162.6           $268.1
                                                                                         ======           ======

- --------------------------------------------------------------------------------------------------------------------



     Unbilled costs and accrued profits consist principally of revenues recognized on government contracts for which billings have not been presented. Such amounts are billed on the basis of contract terms and delivery schedules. It is expected that $6.9 million of the unbilled amounts at June 30, 1996, will not be billed within one year. Cost and incentive-type contracts and subcontracts are subject to government audit and review. It is anticipated that adjustments, if any, will not have a material effect on the Company's results of operations or financial condition.

     Cost management award fees of $58.6 million, at June 30, 1996, have been recognized on the current Space Shuttle Reusable Solid Rocket Motor
(RSRM) contract. Realization of such fees is reasonably assured based on actual and anticipated contract cost performance. However, all of the cost management award fees remain at risk until completion of the current contract and final NASA review. The current RSRM contract is expected to be completed no earlier than fiscal year 2000. Unanticipated program problems which erode cost management performance could cause a reversal of some or all of the recognized cost management award fees and would be offset against receivable amounts from the government or be directly reimbursed.

Circumstances which could erode cost management performance include a failure of a Company supplied component, performance problems with the RSRM leading to a major redesign and/or requalification effort, manufacturing problems including supplier problems which result in RSRM production interruptions or delays, and major industrial safety incidents. RSRM fee advances in excess of related costs of $24.9 and $23.4 million at June 30, 1996 and 1995, respectively, are included in "other accrued expenses and liabilities" in the balance sheet.


NOTE 4. INVENTORIES
- -------------------

     Inventories are summarized as follows:


                                                                                                   June 30
                                                                                     --------------------------------
(in millions)                                                                            1996                1995
- ---------------------------------------------------------------------------------------------------------------------

Finished goods                                                                           $42.4             $ 61.4
Raw materials and work-in-process                                                         43.1               52.9
Inventoried costs related to U.S. Government
  and other long-term contracts                                                           22.6               27.8
Progress payments received on long-term contracts                                        (16.7)              (7.1)
                                                                                         -----             ------
                                                                                         $91.4             $135.0
                                                                                         =====             ======

- ---------------------------------------------------------------------------------------------------------------------


NOTE 5. EQUITY INVESTMENT IN HOWMET
- -----------------------------------

     During the second quarter of 1996, the Company and the Carlyle Group (Carlyle), a private merchant investment bank, formed a jointly owned company, Blade Acquisition Corp. (Blade), to acquire Howmet Corporation and the Cercast Group of companies, referred to collectively in the financial statements as Howmet. Carlyle owns 51 percent and Thiokol owns 49 percent of the Blade voting common stock. In addition to the Company's $96 million equity investment in Blade voting common stock, the Company also invested $50 million in Blade for 9 percent paid-in-kind non-voting preferred stock. The Company accounts for its 49 percent minority investment in Blade using the equity method.

     On December 13, 1995, the acquisition of Howmet, the world's largest manufacturer of investment casting components for aircraft and industrial gas turbine engines, was completed for approximately $771.6 million ($746.4 million plus an additional $25.2 million of related fees and expenses). The acquisition of Howmet by Blade was accounted for by the purchase method. The acquisition was financed by a $250 million equity investment from the Company and Carlyle, $470.2 million of Howmet nonrecourse debt, and a $51.4 million receivable facility. The Company has a three year option to acquire Carlyle's interest in Howmet at fair market value beginning after December 13, 1998. Subject to favorable Howmet financial and operating performance and favorable conditions in the financial markets, the Company expects to exercise its option.

     As part of the purchase, Howmet received indemnifications from the seller, secured by bank letters of credit, for liabilities over amounts reserved relating to environmental and certain other obligations existing at the purchase date.

     A summary of Howmet financial information is as follows:


(in millions)                                            June 30, 1996
- --------------------------------------------------------------------------
     Current assets                                           $  324.7
     Noncurrent assets                                           782.2
                                                              --------
     Total assets                                             $1,106.9
                                                              ========

     Current liabilities                                      $  338.9
     Noncurrent liabilities                                      517.0
                                                              --------
     Total liabilities                                           855.9
     Preferred stock                                              52.5
     Common stockholder's equity                                 198.5
                                                              --------
     Total liabilities and equit                              $1,106.9
                                                              ========

- ---------------------------------------------------------------------------

(in millions)     For the Period of December 14, 1995 to June 30, 1996:
- ---------------------------------------------------------------------------

     Net sales                                                $  596.2
     Cost of goods sold                                       $  463.4
     Gross profit                                             $  132.8
     Operating income                                         $   51.2
     Net income                                               $    6.7

- ---------------------------------------------------------------------------


     A reconciliation of Howmet's net income to the Company's equity income and investment in Howmet at June 30, 1996, follows:

(in millions)
- ---------------------------------------------------------------------------
Howmet net income                                               $  6.7
Less preferred paid-in-kind dividend                              (2.5)
                                                                ------
Net income available to common shareholders                        4.2
                                                                ------
Company's 49% interest in Howmet                                   2.0
Add preferred paid-in-kind dividend                                2.5
                                                                ------
Thiokol equity income                                              4.5
Thiokol investment in Howmet at December 13, 1995                146.0
                                                                ------
Thiokol equity investment in Howmet at June 30, 1996            $150.5
                                                                ======

- ---------------------------------------------------------------------------


     The unaudited consolidated pro forma results of operations for the year ended June 30, 1996 and 1995, assuming the acquisition of Howmet as of July 1, 1994, are as follows:

                                                       Year Ended
(in millions, except per share data)                     June 30
- ---------------------------------------------------------------------------
                                                 1996                1995
                                                 ----                ----
Net income                                       $50.7               $5.2
Net income per share                             $2.73               $.28

- ---------------------------------------------------------------------------

     The pro forma income in 1995 includes the Company's 49 percent share ($23.2 million) of a Howmet write-off for goodwill. The unaudited pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition of Howmet taken place for the periods presented nor are future results of operations assured.


NOTE 6. FINANCING ARRANGEMENTS
- ------------------------------

     The Company has credit commitments from a group of banks aggregating $190 million under three Revolving Credit Agreements, of which $166.3 million was available at June 30, 1996. The funds available under the credit facilities may be used for any corporate purpose and are available through October 1996 ($40 million) and May 2001 ($150 million). The credit agreements contain covenants restricting, among other things, the Company's ability to incur funded debt, limitations on sale and leaseback transactions, and the sale of assets.

     Short-term debt consisted of borrowings on both committed and uncommitted bank lines of credit for both domestic and foreign subsidiary borrowings with various domestic and foreign banks. The weighted average interest rate on short-term debt outstanding at June 30, 1996 and 1995, was 5.15% and 6.11%, respectively.

     In March 1995, the Company retired $85.5 million of private placement notes which were due to mature on June 30, 1996 ($37 million) and June 30, 1999 ($48.5 million). An extraordinary loss of $4.8 million (net of a tax benefit of $2.9 million) was recorded for the payment of redemption premiums and expenses.

     Long-term debt consisted of the following:


                                                            June 30
                                                  --------------------------
(in millions)                                        1996            1995
- ----------------------------------------------------------------------------
Notes payable                                        $2.4            $2.6
Less current maturities                                .2              .1
                                                     ----            ----
                                                     $2.2            $2.5
                                                     ====            ====

- ----------------------------------------------------------------------------

     Interest paid on borrowings was $3.9, $9.3, and $14.4 million in 1996, 1995, and 1994, respectively.


NOTE 7. INCOME TAXES
- --------------------

     The provisions for income taxes applicable to both domestic and foreign operations are as follows:


(in millions)                            1996           1995         1994
- ----------------------------------------------------------------------------
Current Taxes:
    Federal                              $39.3          $14.8        $31.6
    Foreign                                1.4             .5           .4
    State                                  5.3            3.7          4.1
                                         -----          -----        -----
                                          46.0           19.0         36.1
Deferred Taxes:
    Federal                               (9.6)           4.6          1.7
    Foreign                                (.8)                        (.5)
    State                                 (1.3)            .4           .2
                                         -----          -----        -----
                                         (11.7)           5.0          1.4
                                         -----          -----        -----
                                         $34.3          $24.0        $37.5
                                         =====          =====        =====

- ----------------------------------------------------------------------------


     A reconciliation of the United States statutory rate to the effective income tax rate applicable to income before the cumulative effect of accounting changes follows:

                                           1996          1995         1994
- ----------------------------------------------------------------------------

Statutory rate                             35.0%         35.0%        35.0%
 Effect of:
    State taxes, net of federal benefit     3.0           3.5          3.1
    R & D and other credits                (4.5)        (11.2)         (.8)
    Tax refund                              (.3)        (11.8)
    Retroactive federal tax increase                                   1.5
    Non-deductible restructuring charge     4.1          13.1
    Dividend received deduction            (1.4)
    Other                                   1.1           2.9          (.5)
                                           ----          ----         ----
Effective rate                             37.0%         31.5%        38.3%
                                           ====          ====         ====

- ----------------------------------------------------------------------------

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

                                                           June 30
                                                 ---------------------------
(in millions)                                      1996              1995
- ----------------------------------------------------------------------------

Recognition of income on contracts reported on
  different methods for tax purposes than for
  financial reporting                              $ 46.3            $ 53.8
Tax refund interest income                            1.6              17.1
Depreciation expense                                 45.3              42.8
Employee benefit expenses                            11.6               9.9
Other                                                 3.8               2.4
                                                   ------            ------
  Gross deferred tax liabilities                    108.6             126.0

Provision for estimated expenses                    (40.3)            (40.5)
Employee benefit expenses                           (46.9)            (47.3)
Foreign losses                                      (14.5)             (9.4)
Other                                                (9.1)             (6.2)
                                                   ------            ------
  Gross deferred tax assets                        (110.8)           (103.4)
Valuation allowance                                  14.2               9.2
                                                   ------            ------
  Net deferred tax assets                           (96.6)            (94.2)
                                                   ------            ------
  Net deferred tax liabilities                     $ 12.0            $ 31.8
                                                   ======            ======

Balance Sheet Classification:
Current assets                                     $(27.8)           $  5.0
Non-current liabilities                              39.8              26.8
                                                   ------            ------
  Net deferred tax liabilities                     $ 12.0            $ 31.8
                                                   ======            ======

- ----------------------------------------------------------------------------

     Total income tax payments were $55.8, $34.8, and $36 million during 1996, 1995, and 1994, respectively.

     In connection with the transfer on July 1, 1989, of certain assets and liabilities to Morton International, Inc., the Company and Morton entered into a Tax Sharing Agreement which generally provides that each entity will retain federal, state and local income tax liabilities applicable to their pre-July 1, 1989, operations.

     Due to the completion of a Federal tax audit of fiscal years 1983 through 1985, the Company recorded, in 1995, a refund receivable, including interest, of $85.4 million. After provision for payment of taxes on the interest to be received, the Company netted approximately $65 million in cash. The refund related primarily to additional research and development tax credits and the timing of certain income and deduction items. A portion of the refund ($17.5 million) was applied to reduce the 1995 income tax expense and $43.5 million of the refund was recognized as interest income in 1995. The remainder of the refund ($24.4 million) related to timing issues and was used to increase liabilities for deferred taxes and related interest for future tax payments.

     The Internal Revenue Service (IRS) has completed its audit of federal income tax returns for fiscal years 1986 through 1993. Based upon preliminary understandings, the Company anticipates a tax refund including interest of an amount significantly less than the refund recorded in 1995. A portion of the anticipated refund will be recognized as income when the audit is finalized. Based upon anticipated final audit results for the years in question and considering that the Company is essentially current in its federal income tax audits, interest accruals were decreased in 1996 resulting in recognition of $27.5 million of interest income. Also, as a result of substantial audit completion, $4.2 million of research and other tax credits were recognized.


NOTE 8. PREFERRED STOCK PURCHASE RIGHTS
- ---------------------------------------

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

NOTE 9. RETIREMENT PLANS
- ------------------------

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

     The annual cost for all Company-sponsored defined benefit pension plans, exclusive of the curtailment gain in 1995, includes the following components:


(in millions)                           1996           1995           1994
- ----------------------------------------------------------------------------

Service cost                          $  12.7          $ 12.6        $ 14.8
Interest cost                            37.5            36.7          36.2
Actual gain on plan assets             (115.0)          (32.5)        (22.4)
Net amortization and deferral            66.9           (12.9)        (19.9)
                                      -------          ------        ------
Net pension cost                      $   2.1          $  3.9        $  8.7
                                      =======          ======        ======

- ----------------------------------------------------------------------------

     The reconciliation of the funded status of all defined benefit pension plans at June 30 is as follows:

(in millions)                                           1996           1995
- ----------------------------------------------------------------------------

Actuarial present value of benefits:
    Vested benefits                                   $464.1         $397.8
    Nonvested benefits                                   4.7            2.6
                                                      ------         ------
      Accumulated benefit obligation                   468.8          400.4
Effect of projected future compensation increases       79.1           83.5
                                                      ------         ------
      Projected benefit obligation                     547.9          483.9
Fair value of plan assets                              605.3          518.2
                                                      ------         ------
      Plan assets in excess of projected
        benefit obligation                              57.4           34.3
Unrecognized net losses                                 17.6           40.2
Unrecognized transition obligation                     (20.9)         (24.0)
Unrecognized prior service cost                          (.7)           (.8)
                                                      ------         ------
      Pension asset                                   $ 53.4         $ 49.7
                                                      ======         ======

- ----------------------------------------------------------------------------


     The accumulated benefit obligation increased in 1996 principally due to the change in the discount rate assumption and the change to the 1983 Group Annuity Mortality unloaded table. Additional assumptions used in the determination of the net pension cost for all defined benefit pension plans were as follows:


                                               1996       1995       1994
- ----------------------------------------------------------------------------
Discount rate                                  7.5%       8.0%       8.0%
Rate of increase in compensation levels        4.75       5.5        5.5
Expected long-term rate of return on assets    9.0        9.0        9.0

- ----------------------------------------------------------------------------

     The assets of the Company-sponsored plans are invested primarily in equities and bonds. Certain pension plans contain restrictions on the use of excess pension plan assets in the event of a change in control of the Company.

     Generally pension costs charged to and recovered through government contracts approximate amounts contributed to pension plans. Pension costs for financial statement purposes are calculated in conformity with SFAS No. 87, "Employers' Accounting for Pensions." Historically, the annual amount of pension cost recovered through government contracts and included in sales has exceeded the amount of pension cost included in the financial statements. As a result, the Company has deferred $38.7 million of revenues to provide a better matching of revenues and expenses. This revenue will be recognized when the financial statement pension cost exceeds amounts charged to contract pension cost. The $38.7 million of deferred revenue is netted against the pension asset in "other noncurrent assets" in the balance sheet.

     Under the provisions of SFAS No. 88, "Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," workforce reductions and benefit freezes resulted in the recognition of $6.1 million of net curtailment gains in 1995.

     The Company sponsors a defined contribution money purchase plan covering certain employees. The Company makes contributions on behalf of each participant at a specified percentage of base pay. The annual cost of the defined contribution plan was $.2 million in 1996, and $.8 million in 1995 and 1994. In addition, the Company sponsors certain supplemental plan arrangements to provide retirement benefits to specified groups of participants. Contributions are included in an Internal Revenue Code qualified restricted trust which is subject to the claims of the Company's creditors.

     The Company has matching and nonmatching savings plans (401-K plans) for eligible employees. Company contributions to the matching savings plans, which are based on a limited percentage of participant contributions, were $6.4, $7.3, and $7.6 million in 1996, 1995, and 1994, respectively.

NOTE 10. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
- ----------------------------------------------------

     The Company provides certain nonvested health care and life insurance benefits for substantially all of its retirees and eligible dependents. During 1992, the plan was ammended for employees retiring after February 1, 1993. The current plan is contributory, with retiree contribution levels adjusted annually, and contains other cost-sharing features including deductibles and coinsurance. Under the ammended plan, the Company's cost for retiree medical is limited to a 4 percent annual increase. Current eligibility requirements include ten years of credited service after attaining age forty-five.

     Effective July 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The Company recognized the transition obligation as a one-time charge to earnings of $81.9 million in 1994. The effect on 1994 earnings and shareholders' equity was $51.6 million ($2.59 per share) after a deferred income tax benefit of $30.3 million. A significant portion of the charge is expected to be recovered in future years as amounts are funded and allocated to government contracts. The Company's policy is to fund the cost of retiree medical benefits at management's discretion or as amounts are expended. Voluntary Employees' Beneficiary Association (VEBA) trusts and other trusts under Internal Revenue Code regulations were established in 1994 for government contract reimbursement purposes. The amounts funded are tax deductible in the year of contribution.


     The annual retiree medical and life insurance costs include the following components:


(in millions)                                          1996    1995    1994
- ----------------------------------------------------------------------------
Service cost - attributed to service during the period $ 2.2   $2.3    $2.4
Interest cost on accumulated postretirement benefit
   obligation                                            8.0    7.3     6.5
Return on assets                                        (1.8)   (.6)
Net amortization and deferral                            1.9     .5
                                                       -----   ----    ----
Retiree medical and life insurance costs               $10.3   $9.5    $8.9
                                                       =====   ====    ====

- ----------------------------------------------------------------------------

     The following table reconciles the plan's funded status to the amount included in the Company's balance sheet at June 30:


(in millions)                                                                              1996           1995
- -------------------------------------------------------------------------------------------------------------------

Accumulated postretirement benefit obligation:
    Retirees                                                                              $ 89.2          $ 80.4
    Fully eligible active plan participants                                                  9.3             9.5
    Other active plan participants                                                          15.7            14.4
                                                                                          ------          ------
Total accumulated postretirement benefit obligation                                        114.2           104.3
Plan assets at fair value, primarily listed stocks and bonds                               (16.4)          (11.5)
                                                                                          ------          ------
Accumulated postretirement benefit obligation in excess of
    plan assets                                                                             97.8            92.8

Unrecognized net experience loss                                                           (27.4)          (19.7)
Unrecognized prior service cost                                                                              (.3)
                                                                                          ------          ------
Accrued retiree benefits other than pensions                                              $ 70.4          $ 72.8
                                                                                          ======          ======

- -------------------------------------------------------------------------------------------------------------------


     Assumptions used to measure the accumulated postretirement obligation and cost were as follows:

                                                                                   1996         1995        1994
- -------------------------------------------------------------------------------------------------------------------

Discount rate                                                                      7.5%         8.0%         8.0%
Health care cost trend rate decreasing to 6% by 2001                               8.0%         9.0%        10.0%
Expected long-term rate of return on assets                                        8.0%         8.0%

- -------------------------------------------------------------------------------------------------------------------

     Increasing the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation at June 30, 1996 and 1995, by approximately $5.7 and $5.6 million, respectively and increase retiree medical costs by approximately $.4 million each year.

NOTE 11. POSTEMPLOYMENT BENEFITS
- --------------------------------

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


NOTE 12. CONTINGENT MATTERS
- ---------------------------

     On July 17, 1996, the Company filed an action seeking payment of government-approved benefits costs that arose under its cost-reimbursement contracts with the government for operation and management of government-owned, contractor-operated Army ammunition plans in Texas and Louisiana. The Company seeks $6 million for costs incurred to date and $33.9 million for future estimated payments with interest. The Company expects to prevail in this litigation, but if it does not, the Company would recognize as of June 30, 1996, approximately $6 million in non-cash charges.

     The Company is also currently involved in a number of lawsuits and other contingencies which are not expected individually or in the aggregate to have a material adverse effect upon the Company's financial condition. However, depending on the amount and timing of an unfavorable resolution of these contingencies, it is possible that the Company's future results of operations or cash flows could be materially affected in a particular period.

NOTE 13. ENVIRONMENTAL MATTERS
- ------------------------------

     The Company is involved with two Environmental Protection Agency (EPA) superfund sites in Morris County, New Jersey formerly operated by the Company for government contract work. The Company has not incurred any material costs relating to these environmental matters. The Company has negotiated and signed a consent decree with the EPA on both the Rockaway Borough Well Field ("Klockner") site, as well as on the Rockaway Township Well Field ("Denville") site. With respect to the Company's liability for response costs, site remediation, and future operation maintenance costs on both sites, the Company has recorded a $10.1 million liability. In addition to the above sites the Company is involved with other locations involving environmental issues.

     The current estimated liability for all of the Company's environmental remediation is $20 million, and is classified in "accrued interest and other". The Company believes that any liability beyond the above amount recorded will not have a material adverse effect on the Company's future results of operations or financial position. The Company collected approximately $8.7 million from insurance companies during fiscal year 1996. The Company expects to recover from insurance, third parties and the government additional amounts as remediation expenses are incurred. The Company estimates it will spend approximately $2.1 and $3.7 million of the total liability, respectively, over the next two years.


NOTE 14. LEASE COMMITMENTS
- --------------------------

     The Company has operating leases which are principally short-term and primarily for building and office space and other real estate. Rental expense charged was $10.9, $10.8, and $9.9 million in 1996, 1995, and 1994, respectively. Renewal and purchase options are available on certain of these leases. Future minimum rental commitments under non-cancelable operating leases as of June 30, 1996, were not material. Certain plant facilities and equipment are provided for use by the government under short-term or cancelable arrangements.

NOTE 15. STOCK OPTION AND PERFORMANCE UNIT PLANS
- ------------------------------------------------

     The Company's Stock Option Plans provide that grants of stock options, and shares of restricted stock and other awards, as deemed appropriate, may be made to key employees of the Company and its affiliates in which the Company has a direct or indirect equity interest. Certain options granted prior to fiscal year 1992 provide for supplemental cash payments upon exercise for the purpose of reimbursing the employee income tax liabilities incurred as a result of such exercise. Stock option activity is summarized as follows:


                                                                                  Shares Per Share
- -----------------------------------------------------------------------------------------------------------------
Options outstanding at June 30, 1993                                 1,224,196                $10.86 to $15.81
Granted                                                                221,100                $21.63 to $26.13
Lapsed                                                                 (40,000)                         $21.63
Exercised                                                             (587,261)               $11.25 to $15.81
                                                                     -----------------------------------------
Options outstanding at June 30, 1994
    (648,935 exercisable shares)                                       818,035                $10.86 to $26.13
Granted                                                                173,500                $24.06 to $24.44
Lapsed                                                                  (4,000)                         $24.44
Exercised                                                             (246,964)               $10.86 to $26.13
                                                                     -----------------------------------------
Options outstanding at June 30, 1995
    (571,071 exercisable shares)                                       740,571                $10.86 to $26.13
Granted                                                                433,800                $34.88 to $41.69
Lapsed                                                                 (25,175)               $15.31 to $34.38
Exercised                                                             (104,902)               $11.69 to $26.13
                                                                     -----------------------------------------
Options outstanding at June 30, 1996
    (625,394 exercisable shares)                                     1,044,294                $11.69 to $41.69
                                                                     =========================================

- --------------------------------------------------------------------------------------------------------------

     Options outstanding at June 30, 1996, have expiration dates ranging from June 1998 to April 2006.

     In addition, limited appreciation rights were outstanding covering 109,133 option shares. Limited appreciation rights are paid automatically in cash in lieu of other related options upon a change in control of the Company. As of June 30, 1996, supplemental cash payment rights were outstanding with respect to 17,408 option shares, payable upon exercise of options or limited appreciation rights.

     During the year, 230,000 stock options were contingently granted to certain Howmet employees. Such options were granted at $35.50 per option (190,000) and $40.94 per option (40,000), the market price on the date of grant, but will only vest if the Company acquires 100 percent of Howmet Corporation. In the event the Company does acquire 100 percent of Howmet, any increase in market price from the date of grant to the date of acquisition (vesting date) will be expensed by the Company.

     Shares of common stock reserved for both outstanding and future grants of options and payment of appreciation rights and other stock-based awards at June 30, 1996 and 1995 were 1,186,637 and 1,310,221 shares, respectively.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company currently plans to continue following the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," for measurement and recognition of stock-based transactions with employees. The Company will adopt the disclosure provisions of SFAS No. 123 in fiscal 1997.



NOTE 16. FAIR VALUE OF FINANCIAL INSTRUMENTS
- --------------------------------------------

     Under SFAS No. 107, "Fair Value Disclosures about Financial Instruments," the Company is required to disclose the fair value of financial instruments, including off-balance-sheet financial instruments, when fair value can be reasonably estimated. The values provided are representative of fair values only as of June 30, 1996 and 1995, and do not reflect subsequent changes in the economy, interest and tax rates, and other variables that may impact determination of fair value. The following methods and assumptions were used in estimating fair values:

     Cash and cash equivalents: The carrying amount approximates fair value.

     Receivables: The fair value of receivables, due to the collection of certain receivables over an extended period, is based on the discounted value of expected future cash flows.

     Short-term and long-term debt: The carrying value of short-term debt approximates fair value. The fair value of long-term debt is estimated based on the current borrowing rates for similar issues.

     Off-balance-sheet instruments: Foreign currency exchange contracts are not significant.

     The carrying amounts and estimated fair values of the Company's financial instruments at June 30 were as follows:

                                                                       1996                          1995
                                                              ----------------------        -----------------------
                                                              Carrying          Fair        Carrying           Fair
(in millions)                                                  Amount          Value         Amount           Value
- -------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                       $ 15.1        $ 15.1          $ 13.2         $ 13.2
Receivables                                                      162.6         160.9           268.1          264.1
Short-term debt                                                   62.7          62.7            62.8           62.8
Long-term debt                                                     2.4           2.4             2.6            2.6

- -------------------------------------------------------------------------------------------------------------------



NOTE 17. OPERATIONS BY INDUSTRY SEGMENT
- ---------------------------------------

     The Company and its subsidiaries design, develop, manufacture, and sell products classified in three industry segments.

     The space systems segment consists of solid rocket propulsion for NASA, the Department of Defense and various commercial customers for space applications.

     The defense systems segment consists of solid rocket  propulsion,  gas generator and ordnance products, metal and composite components, and services relating to such systems, principally under contracts and subcontracts with the Department of Defense and aerospace prime contractors, for use in defense applications.

     The fastening systems segment consists of specialty fastening systems for a broad range of aerospace and industrial applications worldwide. The following table summarizes segment information:

                                                                                          Year Ended June 30
                                                                                --------------------------------------
(in millions)                                                                       1996         1995        1994
- ----------------------------------------------------------------------------------------------------------------------

Net Sales
     Space Systems                                                                 $ 410.0      $ 467.4      $   500.8
     Defense Systems                                                                 241.1        261.7          367.4
     Fastening Systems                                                               238.4        227.7          175.7
                                                                                   -------      -------      ---------
Consolidated net sales                                                             $ 889.5      $ 956.8      $ 1,043.9
                                                                                   =======      =======      =========
- ----------------------------------------------------------------------------------------------------------------------
Segment operating profit (loss)
     Space Systems                                                                 $  55.5     $   60.4      $    51.5
     Defense Systems(1)                                                               21.6        (34.8)          35.3
     Fastening Systems(2)                                                             (6.3)        19.2           16.9
                                                                                   -------      -------      ---------
        Segment operating profit                                                      70.8         44.8          103.7
     Equity income, Howmet                                                             4.5
     Interest income                                                                  30.2         46.2           12.9
     Interest expense                                                                 (3.9)        (9.3)         (14.4)
     Unallocated corporate
       expense                                                                        (9.0)        (5.4)          (4.4)
                                                                                   -------      -------      ---------
Consolidated income before
     income taxes, extraordinary
     item and cumulative effect of
     accounting changes                                                            $  92.6      $  76.3      $    97.8
                                                                                   =======      =======      =========
- ----------------------------------------------------------------------------------------------------------------------
Total Assets
     Space Systems                                                                 $ 250.6      $ 268.0      $   267.6
     Defense Systems                                                                 134.0        168.3          243.8
     Fastening Systems                                                               242.7        268.1          238.3
     Corporate                                                                       191.0        106.3           55.6
                                                                                   -------      -------      ---------
Consolidated assets                                                                $ 818.3      $ 810.7      $   805.3
                                                                                   =======      =======      =========
- ----------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization Expense
     Space Systems                                                                 $  15.4      $  15.9      $    16.1
     Defense Systems                                                                  13.5         12.6           15.8
     Fastening Systems                                                                12.3         11.0            8.5
     Corporate                                                                          .8           .5             .6
                                                                                   -------      -------      ---------
Consolidated depreciation and
     amortization expense                                                          $  42.0      $  40.0      $    41.0
                                                                                   =======      =======      =========
- ----------------------------------------------------------------------------------------------------------------------
Capital Expenditures
     Space Systems                                                                 $   8.0      $  13.2      $    11.2
     Defense Systems                                                                   9.2          3.3            1.8
     Fastening Systems                                                                11.2         17.1            7.8
     Corporate                                                                          .7           .2             .4
                                                                                   -------      -------      ---------
Consolidated capital expenditures                                                  $  29.1      $  33.8      $    21.2
                                                                                   =======      =======      =========
- ----------------------------------------------------------------------------------------------------------------------

(1)  The  defense   systems   loss  in  1995   included  a  $61.4   million
     restructuring charge.

(2)  The   fastening   systems  loss  in  1996   included  a  $5.9  million
     restructuring charge and $12.2 million of inventory charges.

     A proportionate share of Corporate general and administrative expense is allocated and reimbursed through space and defense systems contracts. Intersegment, foreign operations, and export sales are not material.

     Net sales under government contracts and subcontracts amounted to $618.4, $689.5, and $813.4 million for 1996, 1995, and 1994, respectively.
The sales as a percentage of consolidated net sales were 70, 72, and 78 percent for 1996, 1995, and 1994, respectively.

     Corporate assets consist principally of cash and cash equivalents; income tax receivable; property; plant and equipment; investment in Howmet; and other noncurrent assets.

                                                                                  Fiscal Year 1996
                                                                                 Three Months Ended
                                                        -----------------------------------------------------------------------
(in millions, except per share data)                    June 30             March 31             Dec. 31              Sept. 30
- -------------------------------------------------------------------------------------------------------------------------------
Net sales                                                $227.8               $228.9              $209.9               $222.9
Gross profit                                               37.5                 36.7                34.4                 42.2
Net income (loss)(1)                                       13.3                  9.5                22.3                 13.2
Net income per share(1)                                     .71                  .52                1.20                  .71
Cash dividends paid per share                               .17                  .17                 .17                  .17
Market price
    High                                                  44.75                44.63               35.88                37.13
    Low                                                   38.50                32.38               32.88                29.75

- -------------------------------------------------------------------------------------------------------------------------------

                                                                                  Fiscal Year 1995
                                                                                 Three Months Ended
                                                        -----------------------------------------------------------------------
(in millions, except per share data)                    June 30              March 31             Dec. 31             Sept. 30
- -------------------------------------------------------------------------------------------------------------------------------

Net sales                                                $267.4               $232.6              $218.6               $238.2
Gross profit                                               52.2                 48.0                42.2                 45.3
Income (loss) before extraordinary item                    61.8                (35.1)               11.3                 14.3
Net income (loss)(2)                                       61.8                (39.9)               11.3                 14.3
Income (loss) per share before extraordinary item          3.29                (1.87)                .60                  .76
Net income (loss) per share(2)                             3.29                (2.12)                .60                  .76
Cash dividends paid per share                               .17                  .17                 .17                  .17
Market price
    High                                                  31.88                28.75               28.25                26.25
    Low                                                   27.25                25.38               22.75                23.75

- --------------------------------------------------------------------------------------------------------------------------------

(1) The second quarter of 1996 included the recognition of interest income related to income taxes of $27.5 million and $3.5 million related to research and other tax credits ($20.6 million or $1.11 per share after-tax). Also included was a restructuring charge of $5.9 million and $12.2 million inventory charge, resulting in a net after-tax charge of $14.4 million or $.78 per share.

2) The third quarter of 1995 included a restructuring charge of $61.4 million resulting in a net after-tax charge of $49.2 million or $2.62 per share and an extraordinary loss on early retirement of debt of $4.8 million or $.25 per share. The fourth quarter of 1995 included the recognition of an income tax refund resulting in a $17.5 million reduction in current income tax expense and $43.5 million of interest income ($44.5 million or $2.37 per share after-tax).


Management's Report on Financial Statements
- -------------------------------------------

     Management has prepared, and is responsible for, the consolidated financial statements and all related financial information contained in the Annual Report. The consolidated financial statements, which include amounts based on estimates and judgments, were prepared in accordance with generally accepted accounting principles appropriate in the circumstances and applied on a consistent basis. Other financial information in this report is consistent with that in the consolidated financial statements.
     Management maintains an accounting system and related internal controls which it believes provide reasonable assurance, at appropriate cost, that transactions are properly executed and recorded, that assets are safeguarded, and that accountability for assets is maintained. An environment that provides an appropriate level of control is maintained and monitored and includes examinations by an internal audit staff.
     Management recognizes its responsibilities for conducting the Company's affairs in an ethical and socially responsible manner. The Company has written standards of business conduct, including its business code of ethics which emphasize the importance of personal and corporate conduct, that demands compliance with federal and state laws governing the Company. The importance of ethical behavior is regularly communicated to all employees through ongoing education and review programs designed to create a strong compliance environment.
     The Audit Committee of the Board of Directors is composed of five outside directors. This Committee meets periodically and also meets separately with representatives of the independent auditors, Company officers, and the internal auditors to review their activities.
     The consolidated financial statements have been examined by Ernst & Young LLP, independent auditors, whose report follows.



                                           /s/ Richard L. Corbin
                                           ---------------------------
                                           Senior Vice President and
                                           Chief Financial Officer

Report of Ernst & Young LLP, Independent Auditors
- -------------------------------------------------

To the Stockholders and Board of Directors
Thiokol Corporation:

     We have audited the accompanying consolidated balance sheets of Thiokol Corporation as of June 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thiokol Corporation at June 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.
     As discussed in Notes 10 and 11, in 1994 the Company changed its method of accounting for postretirement benefits other than pensions and postemployment benefits.



                                           ERNST & YOUNG LLP


Salt Lake City, Utah
August 1, 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
- ---------------------------------------------------------------
RESULTS OF OPERATIONS
- ---------------------

Results of Operations Fiscal Year 1996 Compared to Fiscal Year 1995
- -------------------------------------------------------------------

     Net income for 1996 was $58.3 million or $3.14 per share, an increase of 11 percent compared to $52.3 million or $2.78 per share before an extraordinary charge last year. Income for 1996 included recognition of $21.3 million after-tax of income related to income taxes or $1.15 per share after-tax. Results for 1996 also reflected fastening systems charges of $12.2 million for inventory and $5.9 million for restructuring. Income for 1995 included a refund of income taxes of $17.5 million and related interest income of $43.5 million, resulting in a net after-tax impact of $44.5 million or $2.37 per share. Results for 1995 were also impacted by a defense systems restructuring charge of $61.4 million or $2.62 per share. Net income for 1995 was $47.5 million or $2.53 per share including an extraordinary loss of $4.8 million related to the early retirement of debt.

     Summary unaudited financial information for the twelve months ended June 30 follows:


(in millions except per share data)
- ---------------------------------------------------------------------------------------------------------------------
                                                                                                            Percent
                                                              1996            1995           Change          Change
                                                          ------------    ------------     ----------     -----------

Space systems sales                                          $  410.0        $  467.4       $  (57.4)          (12)
Defense systems sales                                           241.1           261.7          (20.6)           (8)
Fastening systems sales                                         238.4           227.7           10.7             5
                                                             --------        --------       --------         -----
    Total sales                                              $  889.5        $  956.8       $  (67.3)           (7)
                                                             ========        ========       ========         =====

Space systems income                                         $   55.5        $   60.4       $   (4.9)           (8)
Defense systems income                                           21.6            26.6           (5.0)          (19)
Fastening systems income                                         (0.4)           19.2          (19.6)         (102)
Restructuring and impairment                                     (5.9)          (61.4)          55.5           (90)
Unallocated corporate expense                                    (9.0)           (5.4)          (3.6)           67
                                                             --------        --------       --------         -----
    Operating income                                             61.8            39.4           22.4            57

Equity income, Howmet                                             4.5                            4.5

Interest and other income                                        30.2            46.2          (16.0)          (35)
Interest expense                                                 (3.9)           (9.3)           5.4           (58)
Income taxes                                                    (34.3)          (24.0)         (10.3)           43
                                                             --------        --------        -------         -----
    Income before extraordinary item                             58.3            52.3            6.0            11
                                                                                                             =====
Extraordinary item - debt retirement                                             (4.8)           4.8
                                                             --------        --------        -------         -----
    Net income                                               $   58.3        $   47.5        $  10.8            23
                                                             ========        ========        =======         =====

Earnings per share                                           $   3.14        $   2.53        $   .61            24
                                                             ========        ========        =======         =====

Average equivalent shares outstanding                            18.6            18.8            (.2)           (1)
                                                             ========        ========        =======         =====

- ---------------------------------------------------------------------------------------------------------------------

     Operating income was favorably impacted by recognition of cost management fees on the Space Shuttle Reusable Solid Rocket Motor (RSRM) Contract, and lower general and administrative and research and development costs. Adversely impacting operating income were lower margins and the restructuring charges and inventory write down for the fastening systems segment, Castor IV(R) motor requalification costs and completion of the Shuttle Processing Contract during the first quarter.

Business Segment Sales and Income For The Year
- ----------------------------------------------

     The space systems sales decrease is due primarily to NASA reducing the RSRM flight sets from eight to seven per year, continued Company emphasis on cost reductions on the RSRM program ($30 million), as well as the first quarter termination of the RSRM processing work at the Kennedy Space Center ($22.5 million). Castor IV(R) motor and Castor 120(R) motor sales also declined while STAR motor sales increased. The decrease in income is primarily related to Castor IV(R) requalification costs ($3.6 million), lower RSRM motor production ($3.4 million), and the completion of the RSRM processing contract ($3.1 million), offset by higher RSRM income recognized as a result of higher cost management fees ($10.1 million).

     Defense systems 1996 sales of $241.1 million decreased 8 percent while operating income of $21.6 million increased 5 percent or $1.1 million before recognition of the prior year's restructuring charge and pension curtailment gain. Including the 1995 restructuring charge of $61.4 million and $6.1 million curtailment gain, the defense systems loss in 1995 was $34.8 million. The sales decrease was caused by significantly lower operating levels at the government owned, Company operated (GOCO's) ammunition plants ($17.8 million), and lower Standard missile ($12.6 million) and Trident ($11.5 million) production. A sales increase in flares ($19.2 million) and Minuteman sales ($8.6 million) partially offset the decrease. Defense profit margins were 9 percent for the year compared to
7.8 percent in the prior year excluding the curtailment gain and the restructuring charge in 1995.

     Fastening systems income for 1996 decreased 38 percent to $11.8 million, excluding $18.1 of inventory and restructuring charges, from $19.2 million in 1995. Domestic and international aerospace sales increased significantly in 1996. Earnings from aerospace continue to be impacted by losses at the Lakewood facility due to manufacturing inefficiencies. The Lakewood losses declined significantly in the fourth quarter. Industrial operating results were impacted by weak transportation markets. Lower international operating margins resulted from the Germany plant losses, lower margin sales, and new product marketing costs. The Company announced in the second quarter, the closure of the Germany operations and expects it to be completed in the third quarter of fiscal year 1997.

The following unaudited table summarizes the impact on earnings and earnings per share of major unusual items affecting both years:



(in millions, except per share data)
- ------------------------------------------------------------------------------------------------------------------------
                                                                       1996         1996          1995          1995
                                                                    After-tax    Earnings       After-tax     Earnings
                                                                      Income     Per Share       Income       Per Share
                                                                   -----------  ----------     ----------   ------------
Income before charges                                              $   51.4       $   2.77    $    57.0      $    3.03
Restructuring charges                                                  (5.9)          (.32)       (49.2)         (2.62)
Fastening systems inventory charges                                    (8.5)          (.46)
Income tax interest income/credits                                     21.3           1.15         27.0           1.44
Income tax refund                                                                                  17.5            .93
                                                                   --------       --------    ---------      ---------
     Income before extraordinary item                              $   58.3       $   3.14    $    52.3      $    2.78
                                                                   --------       --------    ---------      ---------
Extraordinary item-debt retirement                                                                 (4.8)          (.25)
                                                                   --------       --------    ---------      ---------
     Net income                                                    $   58.3       $   3.14    $    47.5      $    2.53
                                                                   ========       ========    =========      =========

- ------------------------------------------------------------------------------------------------------------------------


     General and administrative expense for 1996 of $69.8 million decreased 3 percent or $2.1 million compared to the prior year. General Corporate expense decreased $3.9 million while selling and administrative costs increased $1.8 million in the fastening systems segment. Interest expense decreased $5.4 million as a result of the reduction in long-term debt in the third quarter of 1995.

     During the year Thiokol purchased 49 percent of Howmet Corporation (see "Equity Investment in Howmet" following and Note 5 in the consolidated financial statements). The investment in Howmet is accounted for on the equity method and equity income of $4.5 million was recognized in 1996. Howmet sales of $1,017.1 million for the twelve months ended June 30, 1996 increased $127.4 million from $889.7 million or 14.3 percent over the prior year. Income from operations for the twelve month period, before amortization of acquisition related assets, was $82.1 million, a 22.4 percent increase over the prior year.

     Also impacting income was a 37 percent effective income tax rate compared to 31.5 percent for 1995 reflecting lower research tax credits, refunds and nondeductible restructuring charges.

1996 Fourth Quarter Results
- ---------------------------

     Summary unaudited financial information for the three months ended June 30 follows:


 (in millions except per share data)
- -------------------------------------------------------------------------------------------------------------------
                                                                                                        Percent
                                                           1996             1995         Change          Change
                                                        ------------    ------------   ----------     -----------

 Space systems sales                                      $ 109.4         $ 130.0       $ (20.6)           (16)
 Defense systems sales                                       55.3            73.1         (17.8)           (24)
 Fastening systems sales                                     63.0            64.3          (1.3)            (2)
                                                          -------         -------       -------         ------
     Total sales                                          $ 227.7         $ 267.4       $ (39.7)           (15)
                                                          =======         =======       =======         ======

 Space systems income                                     $  15.0         $  18.4       $  (3.4)           (18)
 Defense systems income                                       3.6             7.1          (3.5)           (49)
 Fastening systems income                                     4.0             5.4          (1.4)           (26)
 Unallocated corporate expense                               (4.1)           (1.4)         (2.7)           193
                                                          -------         -------       -------         ------
     Operating income                                        18.5            29.5         (11.0)           (37)

 Equity income, Howmet                                        2.8                           2.8
 Interest and other income                                    0.2            43.6         (43.4)          (100)
 Interest expense                                            (0.9)           (1.1)          0.2            (18)
 Income taxes                                                (7.3)          (10.2)          2.9            (28)
                                                          -------         -------       -------         ------
     Net income                                           $  13.3         $  61.8       $ (48.5)           (78)
                                                          =======         =======       =======         ======

Earnings per share                                        $   .71         $  3.29       $ (2.58)           (78)
                                                          =======         =======       =======         ======

 Average equivalent shares outstanding                       18.6            18.7           (.1)            (1)
                                                          =======         =======       =======         ======

- -------------------------------------------------------------------------------------------------------------------

     Net income for the fourth quarter of $13.3 million or $.71 per share decreased $4 million from the prior year's $17.3 million or $.92 per share, before recognition of an income tax refund and related interest income in 1995. Net income including the tax refund for the fourth quarter of 1995 was $61.8 million or $3.29 per share. Quarterly net income was negatively affected by the completion of the RSRM processing contract in the first quarter. An adjustment in accrued disability health care costs, a decrease in fastening system's industrial income, and lower RSRM motor production reduced earnings. The current quarter income was favorably impacted by higher RSRM cost management fees, favorable GOCO margins, and lower general and administrative expense. Restructuring and Impairment

     As a result of a comprehensive review of the Company's operating performance in Europe, a pre-tax restructuring charge of $5.9 million was recognized in the second quarter of 1996 relating to the anticipated shutdown of the fastening system's Germany operations. Approximately $1 million of additional unaccrued period costs will be incurred over the next 12 months relating to the transfer of production equipment for continuing product lines to be manufactured at the Company's plant in France. During the third quarter, the Company notified the 82 affected employees of the Germany plant shutdown. The charge includes $3.6 million of employee severance expense and $1.7 million write down of long-lived assets.

     The severance benefits are included under "accrued compensation" in the consolidated balance sheet and relate to the 82 employees classified as follows:

- ---------------------------------------------------------------------------
                                     Remaining             Identified
                                    Terminations          Terminations
                                   June 30, 1996        December 31, 1995
                                   -------------        -----------------
   Production                           55                      57
   Administration and finance           18                      18
   Sales                                 6                       7
                                        --                      --
                                        79                      82
                                        ==                      ==
- ---------------------------------------------------------------------------


     During the 1993-1994 defense industry down turn, pricing pressures required the Company to review operations and reduce operating costs to remain competitive. During the third quarter of 1995, the Board determined a consolidation of the Company's manufacturing facilities and associated write down of assets was required. The Company adopted SFAS No. 121, "Accounting For The Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" to utilize the most current accounting standards to properly account for the impairment. The Company recorded a $61.4 million pre-tax defense systems restructuring and related impairment charge including a $20 million write down for impaired long-lived assets and a $23.6 million write down of goodwill. Fair value of goodwill and fixed asset write downs was determined by estimating discounted cash flows from future defense and non-shuttle vehicle operations. Also included was an estimated restructuring loss of $10.5 million on the disposition of fixed assets from two manufacturing facilities (Huntsville and Omneco), and a $7.3 million cash restructuring charge for costs related to the facility closures including $2.3 million of employee severance costs. The restructuring included 360 employee terminations. Fair value of the Huntsville and Omneco assets was based on estimated cash proceeds from asset sales net of the costs of disposal. The closure of the Omneco facility is completed, except for the sale of the land and building. The closure of the Huntsville facility is expected to be completed in the second quarter of fiscal year 1997.

     The severance benefits included in the consolidated balance sheet relate to the 360 employees classified as follows:

- ---------------------------------------------------------------------------
                                           Remaining           Identified
                                         Terminations         Terminations
                                        June 30, 1996        March 31, 1995
                                        -------------        --------------
  Production                                  39                   267
  Administration and finance                  26                    93
                                              --                   ---
                                              65                   360
                                              ==                   ===

- ---------------------------------------------------------------------------


     A summary of restructuring reserve activity by program follows:



(in millions)
- ---------------------------------------------------------------------------------------------------------------------
                                                                    U.S.                 Germany
                                                                   Plants                 Plant
                                                                  Shutdown              Shutdown            Total
                                                                  --------              --------            -----

Reserve Balance at March 31, 1995                                 $17.8                                     $17.8
Reductions (noncash)                                                (.5)                                      (.5)
Payments made                                                       (.3)                                      (.3)
                                                                  -----                                     -----
Balance at June 30, 1995                                           17.0                                      17.0
Fastening Systems restructuring                                                         $5.9                  5.9
Reductions (noncash)                                               (8.7)                (2.3)               (11.0)
Payments made                                                       (.9)                                      (.9)
                                                                  -----                 ----                -----
Balance at June 30, 1996                                          $ 7.4                 $3.6                $11.0
                                                                  =====                 ====                =====

- ---------------------------------------------------------------------------------------------------------------------

     Cash related restructuring charges of $4.7 million are expected to be paid over the next three quarters. The remaining expenses are expected to be paid over future periods. The Company is negotiating with the government for recovery of certain of these costs. The Company estimates a savings of approximately $2.3 million in amortization and depreciation and approximately $7 million in overhead reduction occurred during the year.

Equity Investment in Howmet
- ---------------------------

     During the second quarter of 1996, the Company and the Carlyle Group (Carlyle), a private merchant investment bank, formed a jointly owned company, Blade Acquisition Corp. (Blade), to acquire Howmet Corporation and the Cercast Group of companies, referred to collectively in the financial statements as Howmet. Carlyle owns 51 percent and Thiokol owns 49 percent of the Blade voting common stock. In addition to the Company's $96 million equity investment in Blade voting common stock, the Company also invested $50 million in Blade for 9 percent paid-in-kind non-voting preferred stock. The Company accounts for its 49 percent minority investment in Blade using the equity method.

     On December 13, 1995, the acquisition of Howmet, the world's largest manufacturer of investment casting components for aircraft and industrial gas turbine engines, was completed for approximately $771.6 million ($746.4 million plus an additional $25.2 million of related fees and expenses). The acquisition of Howmet by Blade was accounted for by the purchase method. The acquisition was financed by a $250 million equity investment from the Company and Carlyle, $470.2 million of Howmet nonrecourse debt, and a $51.4 million receivable facility. The Company has a three year option to acquire Carlyle's interest in Howmet beginning after December 13, 1998, at fair market value. Subject to favorable Howmet financial and operating performance and favorable conditions in the financial markets, the Company expects to exercise its option.

     As part of the purchase, Howmet received indemnifications from the seller, secured by bank letters of credit, for liabilities over amounts reserved relating to environmental and certain other obligations existing at the purchase date.

Results of Operations Fiscal Year 1995 Compared to Fiscal Year 1994
- -------------------------------------------------------------------

     Net income for 1995 was $52.3 million or $2.78 per share before an extraordinary item, a decrease of 13 percent compared to $60.3 million or $3.02 per share before accounting changes in 1994. Net income for 1995 was $47.5 million or $2.53 per share including an extraordinary loss of $4.8 million compared to a net loss of $3.5 million or $.18 per share in 1994 after recognition of accounting changes. Net income for 1995 included a refund of income taxes of $17.5 million and related interest income of $43.5 million resulting in a net after-tax benefit of $44.5 million or $2.37 per share. Results for 1995 also reflected a pre-tax defense systems restructuring charge of $61.4 million. Earnings per share were favorably impacted (6 percent) in 1995 due to the reduction in outstanding shares as a result of the share repurchase program.

     Income from operations in 1995, excluding the restructuring charge, would have been $100.8 million compared to $99.3 million in 1994. Operating income for 1995 when compared to 1994 was favorably affected by: higher RSRM income due to recognition of higher cost management fees; a pension curtailment gain; a reduction in accrued health care costs due to reductions in personnel; and higher fastening systems income. Operating income for 1995 when compared to 1994 was adversely affected by: the restructuring charge; the absence of Trident flight incentive fees and reduced Trident missile production; and significantly lower operating levels at the government owned, Company operated ammunition plants.

     Sales for 1995 of $956.8 million decreased 8 percent or $87.1 million compared to $1,043.9 million in 1994. A continuing decline in defense systems sales ($105.6 million) and lower RSRM sales were partially offset by an increase in fastening systems sales ($51.9 million). The majority of the defense systems sales decline resulted from lower operating levels at the GOCO's ($63.9 million) and lower Trident missile production ($26.3 million).
     The after-tax extraordinary loss of $4.8 million or $.25 per share resulted from redemption premiums and expenses paid for the early retirement of $85.5 million of privately placed long-term debt.

Business Segment Sales and Income For 1995
- ------------------------------------------

     Space systems 1995 sales of $467.4 million decreased 7 percent or $33.4 million compared to 1994 while operating income increased 17 percent or $8.9 million to $60.4 million. The sales decrease was due primarily to continued emphasis on cost reductions and increased efficiency on the RSRM program. STAR motor and Castor IV motor sales also declined. The rise in income was primarily the result of an increase over 1994 of approximately $13.5 million of additional RSRM cost management incentive fee recognized, of which approximately $11.5 million related to fee earned on prior years' costs.

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

     General and administrative expense for 1995 of $71.9 million increased 3 percent or $2.3 million compared to 1994. General Corporate expense remained flat while selling and administrative costs increased in the fastening systems segment as a result of the sales increases. Interest expense decreased $5.1 million as a result of the reduction in long-term debt.

     The lower 1995 effective income tax rate of 31.5% compared to 38.3% in 1994 resulted from the income tax refund ($17.5 million) offset in part by the effect of approximately $29 million of goodwill write down and other non-deductible costs included in the restructuring charge.

1995 Fourth Quarter Results
- ---------------------------

     Net income for the fourth quarter of 1995 of $61.8 million or $3.29 per share increased $45.7 million over $16.1 million, or $.84 per share in 1994. The increase is due to the recognition of a refund of income taxes and related interest income following the finalization of the Internal Revenue Service's audit of tax years 1983-1985. The refund involved research and development tax credits and the timing of certain income and deduction items. The effect on the 1995 fourth quarter net income from the tax refund was $44.5 million or $2.37 per share. Net income for the quarter excluding the tax refund would have been $17.3 million. The quarter was favorably impacted by lower interest expense and higher RSRM cost management fees and Kennedy Space Center RSRM processing fees. Quarterly net income was negatively affected by lower Trident production and incentive fees and lower operating levels at the GOCO's in comparison to 1994. Sales for the quarter of $267.4 million decreased 4% or $12.1 million from 1994.

Future Operations/Business Environment
- --------------------------------------

     The Company's major business is the production of high-technology solid propellant motors for space and defense applications. Production of and services for the RSRM represented 44 percent of 1996 consolidated sales and 82 percent of consolidated operating income before recognition of the restructuring charge. The current contract with the National Aeronautics and Space Administration ("NASA") extends the Company's production of the RSRM through fiscal year 2000. NASA planning includes follow-on RSRM contracts with the Company and projects replacing the shuttle program with another system in 2012. During the year, NASA reduced the RSRM production rate from 8 to 7 per year, however, the reduction in future revenues and profits will not be material. The Company's contract to perform RSRM processing work at the Kennedy Space Center (KSC) was not renewed and was completed at the end of the first quarter of fiscal year 1996. Revenues and profits lost from the processing contract at KSC in 1996 were $22.5 and $3.1 million, respectively. In addition to the reduced launch rate and termination of the RSRM processing contract, NASA's continued emphasis on cost containment to control its budget combined with the Company's emphasis on cost reduction produced a decrease in RSRM sales in fiscal year 1996. However, contract incentives to reduce costs over the life of the contract should result in higher incentive fees in the future based on actual and anticipated contract cost performance. Cost management award fees of $58.6 million have been recognized on the current (RSRM) contract. Realization of such fees is reasonably expected based on actual and anticipated contract cost performance. However, all of the cost management award fees remain at risk until completion of the current contract and final NASA review. Unanticipated problems which erode cost management performance could cause a reversal of some or all of the recognized cost management award fees. Circumstances which could erode cost management performance include a failure of a Company supplied component, performance problems with the RSRM leading to a major redesign and/or requalification effort, manufacturing problems including supplier problems which result in RSRM production interruptions or delays, and major industrial safety incidents.

     The level of United States Government funding of Space programs including the Space Station may impact the Space Shuttle launch schedule. Further significant reductions in the launch schedule would lower the Company's production rates and reduce related revenue and profits to the Company. As a result of the 1995 restructuring, space systems income was negatively impacted in 1996 by approximately $3.6 million of costs to transfer equipment and requalify the Castor IV program from the Huntsville, Alabama plant to the Northern Utah facility. An additional $2.4 million was expended for capital to move the program. During fiscal year 1996, the first Castor 120(R) flight failed. The second flight is planned in the second quarter of fiscal year 1997. The success of the second flight is important to the viability of the program.

     With continuing reductions in federal government defense spending, the Company expects its defense systems sales and income to continue declining in fiscal year 1997 and 1998. The Standard Missile, Patriot, Sidewinder and Hellfire motor production were completed during 1996. Decreased defense spending has created a highly competitive pricing environment for tactical programs and has significantly reduced margins on existing programs and new program opportunities.

     On June 20, 1996, the Army announced that it was terminating, for convenience, all existing production contracts effective immediately and its maintenance contracts at the Louisiana and Longhorn GOCO facilities effective June 30, 1997. Sales ($30 million in 1996) and profits ($1 million in 1996) from the ordnance operations will be insignificant in 1997 as a result of the closure of these facilities.

     The fastening systems segment operates in both aerospace and industrial markets. The aerospace segment is greatly influenced by build schedules of commercial aircraft which have increased over last year and are anticipated to increase over the next several years. Military aircraft spending is expected to continue at low production levels. As a result of continued improvements in operations and the closure of the Germany facility, the Company expects to see improvement in the fastening systems operating margins. Industrial sales in 1997 will be lower than 1996 levels as the build schedules in the transportation industry are declining.

     Howmet is a leading manufacturer of investment cast turbine engine components for the jet aircraft and industrial gas power generation markets. The Company operates in four major business areas: aerospace castings, industrial gas turbine (IGT) castings, aluminum castings, and refurbishments. The Company also manufacturers airfoils for every major jet aircraft turbine engine program currently in production or under development by its major customers. The aerospace castings market is strongly influenced by both the level of new aircraft construction and demand for commercial air travel.

     Howmet is also a leading producer of airfoils for land-based industrial gas turbine engines. These engines are primarily used in utility power generation, as well as in mechanical drive applications for oil and gas processing and off-shore drilling. Airfoil products manufactured by the Company for the IGT market have performance and reliability requirements similar to those produced for the aerospace market, but generally are significantly larger in size. Market growth for industrial gas turbines approximates that for gross product throughout the world.

     The Internal Revenue Service completed an examination of the Company's federal income tax returns for fiscal years 1986 through 1993. Based on preliminary audit results, the Company anticipates a tax refund including interest of an amount substantially less than the refund received in 1996. A portion of the anticipated refund, if realized, will be recognized as income when the audit is finalized.

Other Matters
- -------------

     The Company has operating leases, the majority of which are short-term and real estate related. Rental expense amounted to $10.9 million in 1996. Renewal and purchase options are available on certain of these leases. Future minimum rental commitments under non-cancelable operating leases are not significant.

     The Company is involved in various legal proceedings and uncertainties including those related to environmental matters as discussed in Notes 12 and 13 to the consolidated financial statements.

Liquidity and Capital Resources
- -------------------------------

     Cash flow provided by operations was $182.8 million compared to $101.5 million in 1995. The difference resulted principally from a decrease in receivables due to the receipt of $79.6 million of income tax refunds received in 1996. A $41.8 million decrease in inventory and prepaid expenses in 1996 also contributed positive cash flow. The $27.5 million of interest income related to income taxes and the $18.1 million fastening systems charge did not affect cash flow.

     Investing activities, which consumed $169 million in cash in 1996, included the $146 million Howmet investment and $29.1 million of purchases of property, plant and equipment compared to $33.8 million in 1995.

     Cash used for financing activities of $11.9 million compares to $86.1 million in 1995. The $74.3 million decrease reflects the early retirement of $85.5 million of long-term debt in the third quarter of fiscal year 1995, through cash on hand and lower interest bearing short-term credit lines. During 1996, the Company repurchased 124,600 shares of common stock ($4.3 million) under the 1.5 million share repurchase program compared to 710,162 shares ($19.8 million) in 1995. Under the current 1.5 million repurchase authorization 625,400 shares remain to be repurchased. The Company anticipates no purchases under the authorization until after completion of the Howmet acquisition.

     The Company's current ratio decreased to 1.7 from 2.1 and the debt to equity ratio declined to 14.5 percent from 16.2 during the fiscal year. Working capital of $118.7 million at June 30, 1996, decreased $99 million from June 30, 1995. The Company's current ratio and working capital were reduced reflecting the equity investment in Howmet. The Company may incur significant additional debt at such time it elects to purchase the remaining equity interest in Howmet. The Company's debt to equity ratio would significantly increase subsequent to such a purchase.

     The  Company  has  current  outstanding   authorizations  for  capital
expenditures of approximately $26 million.

     Estimated future cash flow from operations, current financial resources, and available credit facilities are expected to be adequate to fund the Company's anticipated working capital requirements, capital expenditures, and dividend payments. The Company has filed a $300 million shelf registration with the Securities and Exchange Commission, which after its effective date, will permit the Company to issue debt and other securities as considered appropriate. As of June 30, 1996, the Company had available revolving credit facilities of $190 million, of which $166.3 million remained unused.

Risk Factors
- ------------

     Except for the historical information contained herein, certain statements in this annual report are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties, including but not limited to changing economic and political conditions in the United States and in other countries, changes in governmental spending and budgetary policies, governmental laws and regulations surrounding various matters such as environmental remediation, contract pricing, and international trading restrictions, outcome of union negotiations, customer product acceptance, and continued access to capital markets. All forecasts and projections in this report are "forward-looking statements," and are based on management's current expectations of the Company's results, based on current information available pertaining to the Company and its products including the aforementioned risk factors. Actual future results and trends may differ materially from projections made herein.


Dividends and Recent Market Price
- ---------------------------------

     Dividends paid were 68 cents per share for 1996, 1995, and 1994.

     The high and low market prices of Thiokol common stock for fiscal year 1996 were $44.75 per share and $29.75 per share, respectively. The principal market for the Company's common stock is the New York Stock Exchange and prices are based on the Composite Tape (ticker symbol TKC).


SELECTED FINANCIAL DATA
- -----------------------

(dollars in millions,
except per share data)                                 1996          1995           1994           1993           1992
- ----------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
- ---------------------
Net sales by industry segment
  Space Systems                                     $ 410.0       $ 467.4       $  500.8       $  519.3       $  555.6
  Defense Systems                                     241.1         261.7          367.4          523.5          649.2
  Fastening Systems(1)                                238.4         227.7          175.7          158.9          106.9
                                                    -------       -------       --------       --------       --------
     Consolidated net sales                           889.5         956.8        1,043.9        1,201.7        1,311.7
Operating profit (loss) by industry
 segment
  Space Systems                                        55.5          60.4           51.5           61.4           58.5
  Defense Systems(2)                                   21.6         (34.8)          35.3           56.4           61.2
  Fastening Systems(1)(3)                              (6.3)         19.2           16.9            7.8            8.7
                                                    -------       -------       --------       --------       --------
     Segment operating profit                          70.8          44.8          103.7          125.6          128.4
Income from operations(2)(3)                           61.8          39.4           99.3          120.6          116.8
Equity income, Howmet                                   4.5
Interest income(4)(5)                                  30.2          46.2           12.9            6.6            9.2
Interest expense                                        3.9           9.3           14.4           25.5           24.2
Income before extraordinary item
 and cumulative affect of
 accounting changes                                    58.3          52.3           60.3           63.8           63.0
Net income (loss)                                      58.3          47.5           (3.5)          63.8           63.0

INCOME (LOSS) PER SHARE
- -----------------------
Income before extraordinary item
 and cumulative effect of
 accounting changes                                    3.14          2.78           3.02           3.13           3.12
Extraordinary item                                                   (.25)
Cumulative effect of accounting
 changes                                                                           (3.20)
                                                    -------       -------       --------       --------       --------
Net income (loss)                                   $  3.14       $  2.53       $   (.18)      $   3.13       $   3.12
- ----------------------------------------------------------------------------------------------------------------------

FINANCIAL
- ---------
Total assets                                        $ 818.3       $ 810.7       $  805.3       $  834.2       $  956.1
Working capital                                       118.7         217.7          216.5          217.7          138.8
Current ratio                                           1.7           2.1            2.4            2.2            1.4
Short-term and long-term debt                       $  65.1       $  65.4       $  115.1       $  149.6       $  245.8
Debt-to-equity                                        14.5%         16.2%          29.9%          33.8%          63.5%
Stockholders' equity                                $ 447.9       $ 403.8       $  384.5       $  443.2       $  387.3
Stockholders' equity per share                        24.12         22.14          20.52          21.94          19.44
Return on stockholders' equity(6)                     14.4%         13.6%          13.6%          16.5%          19.3%
Capital expenditures                                $  29.1       $  33.8       $   21.2       $   19.8       $   37.4
Provision for depreciation                             33.0          34.5           36.0           38.6           39.0
Cash dividends paid                                    12.4          12.6           13.3            9.4            7.2
Cash dividends declared per share                       .68           .68            .68            .47            .36

GENERAL
- -------
Average number of common and
  common equivalent shares
  outstanding (in thousands)                         18,566        18,794         19,973         20,384         20,151
Approximate number of
  stockholders of record(7)                           6,000         6,500          7,000          8,500          9,100
Approximate number of
  employees                                           5,900         7,200          8,000          9,300         11,200

- ----------------------------------------------------------------------------------------------------------------------


1)   Represents operations for an eight-month period in 1992.
2)   Includes pre-tax restructuring charge of $61.4 million in 1995.
3) Includes pre-tax restructuring and inventory charges of $18.1 million in 1996.
4) Includes $27.5 million of interest income relating to income taxes in 1996.
5) Includes $43.5 million of interest income from an income tax refund in 1995.
6) Based on income before an extraordinary item in 1995 and the cumulative effects of an accounting change in 1994 and calculated on beginning of year stockholders' equity.
7)   As of July 31 of the calendar year.

                                      48