Form 10-K, Exhibit 13
period 1997-06-30
THIOKOL CORP /DE/
filed 1997-09-25
CIK 68366

FINANCIAL INFORMATION

Consolidated Statements of Income                                     2

Consolidated Balance Sheets                                           3

Consolidated Statements of Cash Flows                                 4

Consolidated Statements of Stockholders' Equity                       5

Notes to Consolidated Financial Statements                            6

Management's Report on Financial Statements                          24

Report of Ernst & Young LLP, Independent Auditors                    25

Management's Discussion and Analysis of Financial
     Condition and Results of Operations                             26

Selected Financial Data                                              44


CONSOLIDATED STATEMENTS OF INCOME

                                                                       Year Ended June 30
                                                          --------------------------------------------
(in millions, except per share data)                             1997            1996            1995
--------------------------------------------------------------------------------------------------------

Net sales                                                      $890.1          $889.5          $956.8

Operating expenses:
      Cost of sales                                             723.7           738.7           769.1
      General and administrative                                 80.5            69.8            71.9
      Research and development                                   12.5            13.3            15.0
      Restructuring and impairment                               (2.2)            5.9            61.4
--------------------------------------------------------------------------------------------------------
                                                                814.5           827.7           917.4

Income from operations                                           75.6            61.8            39.4

Equity income, Howmet                                            30.5             4.5
Interest income                                                  10.9            30.2            46.2
Interest expense                                                 (1.7)           (3.9)           (9.3)
--------------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary item               115.3            92.6            76.3
Income taxes                                                     32.9            34.3            24.0
--------------------------------------------------------------------------------------------------------
Income before extraordinary item                                 82.4            58.3            52.3
Extraordinary item - loss on early retirement of debt                                            (4.8)
--------------------------------------------------------------------------------------------------------
Net income                                                     $ 82.4          $ 58.3          $ 47.5
=======================================================================================================

Net income per share:
      Income before extraordinary item                         $  4.41         $  3.14         $  2.78
      Extraordinary item                                                                         ( .25)
--------------------------------------------------------------------------------------------------------
Net income                                                     $  4.41         $  3.14         $  2.53
========================================================================================================

See notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEETS

                                                                             June 30
                                                                     --------------------------
(in millions)                                                           1997          1996
-----------------------------------------------------------------------------------------------

ASSETS
Current Assets
   Cash and cash equivalents                                          $  51.4       $  15.1
   Receivables                                                          146.4         162.6
   Inventories                                                           84.6          91.4
   Deferred income tax assets and prepaid expenses                       29.3          31.4
-----------------------------------------------------------------------------------------------
      Total Current Assets                                              311.7         300.5

Property, Plant and Equipment
   Land                                                                  17.2          17.4
   Buildings and improvements                                           231.2         224.8
   Machinery and equipment                                              332.7         338.9
   Construction in progress                                              14.0          13.2
-----------------------------------------------------------------------------------------------
                                                                        595.1         594.3
   Less allowances for depreciation                                    (311.9)       (307.6)
-----------------------------------------------------------------------------------------------
                                                                        283.2         286.7

Other Assets
   Equity investment in Howmet                                          178.0         150.5
   Costs in excess of net assets of businesses acquired, net             26.7          27.7
   Patents and other intangible assets, net                              14.1          16.4
   Other noncurrent assets                                               40.7          36.5
-----------------------------------------------------------------------------------------------
                                                                        259.5         231.1
-----------------------------------------------------------------------------------------------
                                                                      $ 854.4       $ 818.3
===============================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
   Short-term debt                                                    $  22.7       $  62.7
   Accounts payable                                                      36.3          25.9
   Accrued compensation                                                  43.1          42.2
   Other accrued expenses and liabilities                                37.4          51.0
-----------------------------------------------------------------------------------------------
      Total Current Liabilities                                         139.5         181.8

Noncurrent Liabilities
   Accrued retiree benefits other than pensions                          70.4          70.4
   Deferred income taxes                                                 41.3          39.8
   Accrued interest and other noncurrent liabilities                     82.1          78.4
-----------------------------------------------------------------------------------------------
      Total Noncurrent Liabilities                                      193.8         188.6

Commitments and Contingent Liabilities
Stockholders' Equity
   Common stock (par value $1.00 per share)
      Authorized - 200 shares
      Issued - 20.5 shares including shares in treasury                  20.5          20.5
   Additional paid-in capital                                            44.7          44.2
   Retained earnings                                                    514.3         445.1
-----------------------------------------------------------------------------------------------
                                                                        579.5         509.8
   Less common stock in treasury, at cost
      (2.1 shares at June 30, 1997 and 2.3 shares at June 30, 1996)     (58.4)        (61.9)
-----------------------------------------------------------------------------------------------
          Total Stockholders' Equity                                    521.1         447.9
-----------------------------------------------------------------------------------------------
                                                                      $ 854.4       $ 818.3
===============================================================================================

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                          Year Ended June 30
                                                               -------------------------------------
(in millions)                                                    1997          1996          1995
----------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net income                                                      $ 82.4       $  58.3       $ 47.5
Adjustments to reconcile net income to net cash
   provided by operating activities:
      Restructuring and impairment                                (2.2)          5.9         61.4
      Extraordinary item                                                                      4.8
      Depreciation                                                30.0          33.0         34.5
      Amortization                                                10.2           9.0          5.5
      Equity income                                              (30.5)         (4.5)
      Deferred income taxes                                       (7.8)        (11.7)         5.0
      Changes in operating assets and liabilities:
          Receivables                                             16.1         103.9        (69.5)
          Inventories and prepaid expenses                         6.8          41.8         (8.1)
          Accounts payable and accrued expenses                    1.8         (17.3)        13.0
          Income taxes                                             9.5          (9.5)         8.7
          Other -- net                                            (2.2)        (26.1)        (1.3)
----------------------------------------------------------------------------------------------------
             Net cash provided by operating activities           114.1         182.8        101.5

INVESTING ACTIVITIES
Investment in Howmet                                                          (146.0)
Acquisition, net of acquired cash                                                            (8.9)
Purchases of property, plant and equipment                       (33.1)        (29.1)       (33.8)
Proceeds from disposal of assets                                   2.6           6.1           .4
----------------------------------------------------------------------------------------------------
             Net cash used for investing activities              (30.5)       (169.0)       (42.3)

FINANCING ACTIVITIES
Net change in short-term debt                                    (38.0)          2.5         32.6
Repayment of long-term debt                                        (.1)          (.2)       (85.7)
Premiums paid on early retirement of debt                                                    (4.8)
Purchase of common stock for treasury                                           (4.3)       (19.8)
Stock option transactions                                          4.0           2.5          4.2
Dividends paid                                                   (13.2)        (12.4)       (12.6)
----------------------------------------------------------------------------------------------------
             Net cash used for financing activities              (47.3)        (11.9)       (86.1)
----------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                  36.3           1.9        (26.9)
Cash and cash equivalents at beginning of year                    15.1          13.2         40.1
----------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                      $ 51.4       $  15.1       $ 13.2
====================================================================================================

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                   Additional                                        Total
                                                  Common Stock      Paid-In     Retained      Treasury Stock      Stockholders'
                                               -----------------                           --------------------
(in millions)                                   Shares   Amount     Capital     Earnings    Shares     Amount        Equity
-------------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1994                           20.5     $20.5      $46.2     $364.3       (1.8)      $(46.5)       $384.5
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                       47.5                                  47.5
Dividends paid                                                                  (12.6)                                (12.6)
Purchase of common stock for treasury                                                        (.7)       (19.8)        (19.8)
Exercise of stock options and related
     income tax benefits                                              (1.7)                   .2          5.9           4.2
-------------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1995                           20.5      20.5       44.5      399.2       (2.3)       (60.4)        403.8
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                       58.3                                  58.3
Dividends paid                                                                  (12.4)                                (12.4)
Purchase of common stock for treasury                                                        (.1)        (4.3)         (4.3)
Exercise of stock options and related
     income tax benefits                                               (.3)                   .1          2.8           2.5
-------------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1996                           20.5      20.5       44.2      445.1       (2.3)       (61.9)        447.9
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                                       82.4                                  82.4
Dividends paid                                                                  (13.2)                                (13.2)
Exercise of stock options and related
     income tax benefits                                                .5                    .2          3.5           4.0
-------------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1997                           20.5     $20.5      $44.7     $514.3       (2.1)      $(58.4)       $521.1
===============================================================================================================================

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------

Basis of Consolidation and Use of Estimates: The consolidated financial statements include the accounts of Thiokol Corporation and its wholly-owned subsidiaries. The Company participates in teaming arrangements and records its share of sales and profits related to such ventures on the percentage of completion method. The Company's minority interest in Howmet is accounted for under the equity method. All significant intercompany accounts and transactions have been eliminated from the consolidated financial statements. The consolidated financial statements are prepared in conformity with generally accepted accounting principles which requires management to make estimates and assumptions. Estimates of contract costs and revenues are utilized in the earnings recognition process that affect reported amounts in the financial statements and accompanying notes.
Actual results may differ from those estimates.

Revenue Recognition Under Long-Term Contracts: Propulsion systems sales encompass products and services performed principally under contracts and subcontracts with various United States Government (government) agencies and aerospace prime contractors. Sales under cost-type contracts are recognized as costs are incurred and include a portion of total estimated earnings to be realized in the ratio that costs incurred relate to estimated total costs. Sales under fixed-price-type contracts are recognized generally on the percentage of completion method, when deliveries are made or upon completion of specified tasks. Cost or performance incentives are incorporated into certain contracts and are generally recognized when awards are earned, or when realization is reasonably assured and amounts can be estimated. Adjustments in estimates, which can affect both revenues and earnings, are made in the period in which the information necessary to make the adjustment becomes available. Provisions for estimated losses on contracts are recorded when identified.

Cash and Cash Equivalents: Cash and cash equivalents represent cash and short-term investments that are highly liquid maturing within three months.

Inventories: Inventories are stated at the lower of cost or market. Propulsion systems inventories include estimated recoverable costs related to long-term fixed price contracts, including direct production costs and allocable indirect costs, less related progress payments received. In accordance with industry practice, such costs include amounts which are not expected to be realized within one year. The government may acquire title to, or a security interest in, certain inventories as a result of progress payments made on contracts and programs. Inventories for the fastening systems segment are determined by the first in, first out (FIFO) method.

Property, Plant and Equipment: Property, plant and equipment is carried at cost and depreciated over the assets' estimated useful lives, using either the straight-line or accelerated methods. Building and improvements useful lives vary between 15 and 40 years and other assets lives vary between 3 and 20 years.

Intangibles: Costs in excess of the net assets acquired (goodwill), patents, and other intangible assets are being amortized on a straight-line basis over periods between 10 and 40 years. Accumulated amortization amounted to $40.9 and $37.6 million at June 30, 1997 and 1996, respectively.

Impairment of Long-Lived Assets: In accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than net book value.

Contingent Matters: The Company accrues costs for contingent matters when it is probable that a liability has been incurred and the amount can be reasonably determined. At the time a liability is recognized, a receivable is recorded for the estimated future recovery from third parties, insurance carriers, or from the government. Costs allocated to commercial business or not otherwise recoverable from third parties are expensed when the liability is recorded. Except for current amounts receivable and payable, contingent amounts are included in "other noncurrent assets" and in "accrued interest and noncurrent liabilities".

Foreign Currency Translation: The financial statements of the Company's foreign operations are translated into United States dollars in accordance with SFAS No. 52, "Foreign Currency Translation." Foreign exchange gains and losses incurred on foreign currency transactions are included in net income. The Company operates its business in various foreign currencies. As a result, it is subject to translation exposures that arise from foreign currency exchange rate movements over time periods which generally do not exceed three months. The Company enters into forward exchange contracts to hedge identifiable export sales and purchases with any resulting gain or loss deferred and accounted for as part of the transaction. Foreign currency exchange contracts are not significant.

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

Income Per Share: Income per share is calculated based on the weighted average common and common equivalent shares outstanding. The equivalent shares, in thousands, for 1997, 1996, and 1995 were 18,688, 18,566, and 18,794, respectively.

In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings per Share". This statement replaces the previous standard, Accounting Principles Board (APB) Opinion No. 15, "Earnings per Share". Effective for periods ending after December 15, 1997, SFAS No. 128 requires companies to report both "basic" and "diluted" earnings per share. Beginning with the second quarter ending December 1997, the Company will report both "basic" and "diluted" earnings per share for all periods. The impact of SFAS No. 128 on the Company's earnings per share is not expected to be significant.

New Accounting Standards: In June 1997, the FASB issued two new statements, SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company believes the new standards will not have an impact the Company's financial statements.

Reclassification: Certain reclassifications were made to the 1995 and 1996 financial statements to conform with the 1997 presentation.


NOTE 2. RESTRUCTURING AND IMPAIRMENT
------------------------------------

     The Company's propulsion and fastening systems restructuring programs were completed in the second quarter of fiscal year 1997. The restructuring programs, initiated to reduce the Company's operating costs and improve profitability, involved personnel reductions, closing of certain locations and relocating operations in the United States and Europe. Charges included severance, goodwill write-off and fixed assets disposals. The propulsion system restructuring plan announced in the third quarter of fiscal 1995, included domestic pre-tax charges of $61.4 million. The fastening system restructuring plan announced in the second quarter of fiscal 1996 included foreign pre-tax charges of $5.9 million. During the second quarter of 1997, the restructuring was substantially completed and excess reserves from both programs were closed and credited to income. The propulsion and the fastening systems segments recognized $1.4 million and $.8 million in income, respectively. The restructuring plan included charges for certain issues that have not currently been resolved and the Company believes remaining reserves will be adequate to cover future costs.

NOTE 3. RECEIVABLES
-------------------

The components of receivables are as follows:

                                                                          June 30
                                                                 -------------------------
(in millions)                                                       1997           1996
------------------------------------------------------------------------------------------
Receivables under U.S. Government contracts and subcontracts:
   Amounts billed                                                   $ 63.7        $ 48.1
   Unbilled costs and accrued profits                                 28.7          53.9
------------------------------------------------------------------------------------------
   Total U.S. Government receivables                                  92.4         102.0
Trade accounts receivable                                             52.8          54.3
Income tax refund receivable and related interest                                    5.7
Other current receivables                                              1.2            .6
------------------------------------------------------------------------------------------
                                                                    $146.4        $162.6
==========================================================================================

     Unbilled costs and accrued profits consist primarily of revenues recognized on contracts that have not been billed. Such amounts are billed based on contract terms and delivery schedules. It is expected that approximately $5 million of the unbilled amounts at June 30, 1997, will not be billed within one year. The balance includes approximately $10.1 million of disputed costs with the federal government related primarily to government approved benefit costs that arose under cost reimbursement contracts with Army ammunition plants in Texas and Louisiana. The Company has filed a suit seeking reimbursement of these and future costs with interest. Cost and incentive-type contracts and subcontracts are subject to government audit and review. It is anticipated that adjustments, if any, will not have a material effect on the Company's results of operations or financial condition.

     Cost management award fees totaling $84.8 million, at June 30, 1997, have been recognized on the current Space Shuttle Reusable Solid Rocket Motor (RSRM) contract. Realization of such fees is reasonably assured based on actual and anticipated contract cost performance. However, all cost management award fees remain at risk until contract completion and final NASA review. The current RSRM contract is expected to be completed in fiscal year 2001. Unanticipated program problems which erode cost management performance could cause some or all of the recognized cost management award fees to be reversed and would be offset against receivable amounts from the government or be directly reimbursed. Circumstances which could erode cost management performance include, but are not limited to, failure of a Company supplied component, performance problems with the RSRM leading to a major redesign and/or requalification effort, manufacturing problems including supplier problems which result in RSRM production interruptions or delays, and major safety incidents.

NOTE 4. INVENTORIES
-------------------

Inventories are summarized as follows:

                                                                                     June 30
                                                                              ---------------------
(in millions)                                                                    1997       1996
---------------------------------------------------------------------------------------------------
Finished goods                                                                  $27.0      $42.4
Raw materials and work-in-process                                                55.7       43.1
Inventoried costs related to U.S. Government and other long-term contracts       27.8       22.6
Progress payments received on long-term contracts                               (25.9)     (16.7)
---------------------------------------------------------------------------------------------------
                                                                                $84.6      $91.4
===================================================================================================


NOTE 5. EQUITY INVESTMENT IN HOWMET
-----------------------------------

During the second quarter of fiscal year 1996, the Company and the Carlyle Group (Carlyle), a private merchant investment bank, formed a jointly owned company, Blade Acquisition Corp. (Blade), to acquire Howmet Corporation and the Cercast Group of companies, referred to collectively in the financial statements as Howmet. Howmet manufactures and sells its products in both domestic and foreign markets. Carlyle owns 51 percent and Thiokol owns 49 percent of Blade voting common stock. In addition to the Company's initial $96 million equity investment in Blade voting common stock, the Company also invested $50 million in Blade for 9 percent paid-in-kind non-voting preferred stock. The Company accounts for its 49 percent minority investment in Blade using the equity method.

     On December 13, 1995, the Howmet acquisition was completed for approximately $771.6 million ($746.4 million plus an additional $25.2 million of related fees and expenses). The Howmet acquisition by Blade was accounted for by the purchase method. The acquisition was financed by a $250 million equity investment from the Company and Carlyle, $470.2 million of Howmet nonrecourse debt, and a $51.4 million receivable facility. The Company has a three-year option to acquire Carlyle's interest in Howmet at fair market value beginning after December 13, 1998. Subject to favorable Howmet financial and operating performance and favorable conditions in the financial markets, the Company expects to exercise its option, or otherwise increase its ownership percentage.

     As part of the purchase, Howmet received indemnifications from the seller, secured by bank letters of credit, for liabilities over amounts reserved relating to environmental and certain other obligations existing at the purchase date.

     A summary of Howmet financial information is as follows:


                                                   June 30
                                        -----------------------------
(in millions)                               1997             1996
----------------------------------------------------------------------
Current assets                           $  316.6          $  324.7
Noncurrent assets                           692.0             782.2
----------------------------------------------------------------------
Total assets                             $1,008.6          $1,106.9
======================================================================

Current liabilities                      $  251.8          $  260.3
Current portion long-term debt               50.2              78.6
----------------------------------------------------------------------
Total current liabilities                   302.0             338.9
Long-term debt                              238.1             366.7
Other noncurrent liabilities                164.8             150.3
----------------------------------------------------------------------
Total liabilities                           704.9             855.9
Preferred stock                              57.4              52.5
Common stockholders' equity                 246.3             198.5
----------------------------------------------------------------------
Total liabilities and equity             $1,008.6          $1,106.9
======================================================================


                                      July 1, 1996     December 14, 1995
                                            to                 to
(in millions)                         June 30, 1996      June 30, 1997
-------------------------------------------------------------------------
Net sales                                $1,205.0            $596.2
Cost of goods sold                          898.4             463.4
Gross profit                                306.6             132.8
Operating income                            138.3              51.2
Net income                                   57.1               6.7
-------------------------------------------------------------------------

     A reconciliation of Howmet's net income to the Company's equity income and investment in Howmet follows:

                                                           June 30
                                                 --------------------------
(in millions)                                       1997             1996
---------------------------------------------------------------------------
Howmet net income                                 $ 57.1           $  6.7
Less preferred paid-in-kind                         (4.9)            (2.5)
---------------------------------------------------------------------------
Net income available to common shareholders         52.2              4.2
---------------------------------------------------------------------------
Company's 49% interest in Howmet                    25.6              2.0
Add preferred paid-in-kind dividend                  4.9              2.5
---------------------------------------------------------------------------
Thiokol equity income                               30.5              4.5
Less currency translation adjustment                (3.0)
---------------------------------------------------------------------------
Beginning investment in Howmet                     150.5            146.0
---------------------------------------------------------------------------
Ending investment in Howmet                       $178.0           $150.5
===========================================================================


NOTE 6. FINANCING ARRANGEMENTS
------------------------------

The Company has credit commitments from a group of banks aggregating $165 million under two Revolving Credit Agreements, of which $162.8 million was available at June 30, 1997. The funds available under the credit facilities may be used for any corporate purpose and are available through October 1997 ($15 million) and May 2001 ($150 million). The credit agreements contain covenants restricting, among other things, the Company's ability to incur funded debt, limitations on sale and leaseback transactions, and the sale of assets.

     Short-term debt consisted of borrowings with various domestic and foreign banks. The weighted average interest rate on short-term debt outstanding was 3.37 percent and 5.15 percent at June 30, 1997 and 1996, respectively.

     In March 1995, the Company retired $85.5 million of private placement notes which were due to mature on June 30, 1996 ($37 million) and June 30, 1999 ($48.5 million). An extraordinary loss of $4.8 million (net of a tax benefit of $2.9 million) was recorded for the payment of redemption premiums and expenses.

     A long term  obligation  is  included in  "accrued  interest  and other
noncurrent   liabilities"  of  $1.9  and  $2.4  million  in  1997  and  1996 respectively.

NOTE 7. INCOME TAXES
--------------------

The provision for income taxes applicable to both domestic and foreign operations are as follows:

(in millions)                                  1997        1996       1995
----------------------------------------------------------------------------
Current Taxes:
  Federal                                     $34.3       $39.3      $14.8
  Foreign                                       1.1         1.4         .5
  State                                         5.3         5.3        3.7
----------------------------------------------------------------------------
                                               40.7        46.0       19.0
Deferred Taxes:
  Federal                                      (5.7)       (9.6)       4.6
  Foreign                                      (1.2)        (.8)
  State                                         (.9)       (1.3)        .4
----------------------------------------------------------------------------
                                               (7.8)      (11.7)       5.0
----------------------------------------------------------------------------
                                              $32.9       $34.3      $24.0
============================================================================

     A reconciliation of the United States statutory rate to the effective income tax rate applicable to income before the cumulative effect of accounting changes follows:

                                               1997        1996       1995
----------------------------------------------------------------------------
Statutory rate                                 35.0%       35.0%      35.0%
  Effect of:
    State taxes, net of federal benefit         2.3         3.0        3.5
    R&D and other credits                                  (4.5)     (11.2)
    Tax refund                                 (2.6)        (.3)     (11.8)
    Non-deductible restructuring charge                     4.1       13.1
    Dividend received deduction                (7.4)       (1.4)
    Other                                       1.2         1.1        2.9
----------------------------------------------------------------------------
Effective rate                                 28.5%       37.0%      31.5%
============================================================================

     Deferred income taxes arise because of differences in the treatment of income and expense items for financial reporting and income tax purposes. Deferred income taxes are not provided on certain unremitted earnings of international subsidiaries as the earnings are deemed to be indefinitely reinvested and the effect of such taxes would not be significant after foreign tax credits. The effect of temporary differences that give rise to deferred tax balances are as follows:


                                                                          June 30
                                                                  ------------------------
(in millions)                                                         1997         1996
------------------------------------------------------------------------------------------
Recognition of income on contracts reported on different
     methods for tax purposes than for financial reporting         $  52.1      $  46.3
Tax refund interest income                                                          1.6
Depreciation expense                                                  48.2         45.3
Employee benefit expenses                                             12.9         11.6
Other                                                                  5.2          3.8
------------------------------------------------------------------------------------------
     Gross deferred tax liabilities                                  118.4        108.6
Provision for estimated expenses                                     (46.0)       (40.3)
Employee benefit expenses                                            (48.3)       (46.9)
Foreign losses                                                       (13.5)       (14.5)
Other                                                                 (9.0)        (9.1)
------------------------------------------------------------------------------------------
     Gross deferred tax assets                                      (116.8)      (110.8)
Valuation allowance                                                   13.1         14.2
------------------------------------------------------------------------------------------
     Net deferred tax assets                                        (103.7)       (96.6)
------------------------------------------------------------------------------------------
     Net deferred tax liabilities                                  $  14.7      $  12.0
==========================================================================================
Balance Sheet Classification:
Current assets                                                     $ (26.6)     $ (27.8)
Noncurrent liabilities                                                41.3         39.8
------------------------------------------------------------------------------------------
     Net deferred tax liabilities                                  $  14.7      $  12.0
==========================================================================================

     Total income tax payments were $31.9, $55.8, and $34.8 million during 1997, 1996, and 1995, respectively.

     Due to the completion of a Federal tax audit of fiscal years 1983 through 1985, the Company recorded, in 1995, a refund receivable, including interest, of $85.4 million. After provision for payment of taxes on the interest received in 1996, the Company netted approximately $65 million in cash. The refund related primarily to additional research and development tax credits and the timing of certain income and deduction items. A portion of the refund ($17.5 million) was applied to reduce the 1995 income tax expense and $43.5 million of the refund was recognized as interest income in 1995. The remainder of the refund ($24.4 million) related to timing issues and was used to increase liabilities for deferred taxes and related interest for future tax payments.

     During fiscal year 1996, the Internal Revenue Service (IRS) completed its audit of federal income tax returns for fiscal years 1986 through 1993. Based upon anticipated final results for the years under audit, interest accruals were decreased in 1996 resulting in recognition of $27.5 million of interest income. Also, as a result of substantial audit completion, $4.2 million of research and other tax credits were recognized.

     During fiscal 1997, the anticipated tax refund in the amount of $3.2 million was received, along with $20.4 million in interest. Of those amounts, $3 million was applied to reduce 1997 income tax expense. Approximately $8.7 million was recognized as interest income and the remaining $11.9 million was used to increase liabilities for deferred taxes and related interest for future tax payments.


NOTE 8. PREFERRED STOCK PURCHASE RIGHTS
---------------------------------------

On May 22, 1997, the Board of Directors adopted a new stockholders' rights plan and redeemed the existing stockholders' rights under the old plan. Under the new plan, the Company declared a dividend distribution of one Preferred Share Purchase Right for each outstanding common share. Each Right entitles its holder to buy one one-hundredth of a share of a new series of the Company's preferred stock at an exercise price of $240. The Rights will only become exercisable if a person or group acquires or makes an offer to acquire 15 percent or more of the Company's common stock. If any person or group acquires 15 percent or more of the Company's common stock, each Right will entitle the holder (other than such acquirer) to purchase common stock of the Company having a market value of twice the exercise price of the Right. If the Company is acquired in a merger or other business combination, after a person has acquired 15 percent or more of the Company's common stock, each Right will entitle the holder to purchase common stock of the acquiring company having a market value of twice the exercise price of the Right. The Rights may be redeemed by the Company at the price of $.01 per Right prior to the acquisition of 15 percent or more of the Company's common stock. The Rights expire on May 22, 2007.


NOTE 9. RETIREMENT PLANS
------------------------

The Company has noncontributory defined benefit pension plans covering certain employees. The benefits for participating employees are based on an average of the employee's highest five consecutive years' earnings during the ten years preceding retirement and on credited service.

     The Company's funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements of the Employee
Retirement Income Security Act of 1974, plus any additional amounts which the Company may determine to be appropriate.

     The annual cost for all Company-sponsored defined benefit pension plans, exclusive of the curtailment gain in 1995, includes the following components:

(in millions)                          1997            1996         1995
----------------------------------------------------------------------------
Service cost                          $ 12.7        $  12.7         $ 12.6
Interest cost                           41.0           37.5           36.7
Actual gain on plan assets             (59.1)        (115.0)         (32.5)
Net amortization and deferral            8.1           66.9          (12.9)
----------------------------------------------------------------------------
Net pension cost                      $  2.7        $   2.1         $  3.9
============================================================================

     Reconciliation of the funded status of all defined benefit pension plans at June 30 is as follows:

(in millions)                                                        1997         1996
-----------------------------------------------------------------------------------------
Actuarial present value of benefits:
   Vested benefits                                                 $507.9        $464.1
   Non vested benefits                                                7.7           4.7
-----------------------------------------------------------------------------------------
       Accumulated benefit obligation                               515.6         468.8
Effect of projected future compensation increases                    82.8          79.1
-----------------------------------------------------------------------------------------
       Projected benefit obligation                                 598.4         547.9
Fair value of plan assets                                           622.7         605.3
-----------------------------------------------------------------------------------------
   Plan assets in excess of projected benefit obligation             24.3          57.4
Unrecognized net losses                                              47.7          17.6
Unrecognized transition obligation                                  (17.4)        (20.9)
Unrecognized prior service cost                                       9.3           (.7)
-----------------------------------------------------------------------------------------
   Pension asset                                                   $ 63.9        $ 53.4
=========================================================================================

     The accumulated benefit obligation and the corresponding unrecognized net experience loss and prior service cost increased in 1997 principally due to changing the retirement age assumption and changing to the 1994 Group Annuity Mortality table. Additional assumptions used in determining net pension cost for all defined benefit pension plans were as follows:

                                                 1997      1996      1995
----------------------------------------------------------------------------
Discount rate                                    7.5%      7.5%      8.0%
Rate of increase in compensation levels          4.75      4.75      5.5
Expected long-term rate of return on assets      9.0       9.0       9.0
----------------------------------------------------------------------------

     Assets of the Company-sponsored plans are invested primarily in equities and bonds. Certain pension plans contain restrictions on using excess pension plan assets in the event of a change in control of the Company.

     Generally pension costs charged to and recovered through government contracts approximate amounts contributed to pension plans. Pension costs for financial statement purposes are calculated in conformity with SFAS No. 87, "Employers' Accounting for Pensions." Historically, the annual amount of pension cost recovered through government contracts and included in sales has exceeded the amount of pension cost included in the financial statements. As a result, the Company has deferred $47.2 million of revenues to provide a better matching of revenues and expenses. This revenue will be recognized when the financial statement pension cost exceeds amounts charged to contract pension cost. The $47.2 million of deferred revenue is netted against the pension asset in "other noncurrent assets" in the balance sheet.

     Under provisions of SFAS No. 88, "Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," workforce reductions and benefit freezes resulted in the recognition of $6.1 million of net curtailment gains in 1995.

     The Company sponsors certain supplemental plan arrangements to provide retirement benefits to specified groups of participants. Contributions are included in an Internal Revenue Code (IRC) qualified restricted trust which is subject to the Company's creditors.

     The Company has matching and nonmatching 401 (k) savings plans for eligible employees. Company contributions to the matching savings plans, which are based on a limited percentage of participant contributions, were $6.0, $6.4, and $7.3 million in 1997, 1996, and 1995, respectively.


NOTE 10. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
----------------------------------------------------

The Company provides certain nonvested health care and life insurance benefits for substantially all of its retirees and eligible dependents. The plan is contributory, with retiree contribution levels adjusted annually, and contains other cost-sharing features including deductibles and coinsurance. The Company's cost for retiree medical is limited to a 4 percent annual increase for employees retiring after February 1, 1993. Current eligibility requirements include ten years of credited service after attaining age forty-five.

     The Company's policy is to fund the cost of retiree medical benefits at management's discretion or as amounts are expended. Voluntary Employees' Beneficiary Association trusts and other trusts under IRC regulations were established in 1994 for government contract reimbursement purposes. The amounts funded are tax deductible in the year of contribution.

     The annual retiree medical and life insurance costs include the following components:

(in millions)                                     1997      1996    1995
----------------------------------------------------------------------------
Service cost - attributed to service during
   the period                                    $ 2.6     $ 2.2     $2.3
Interest cost on accumulated postretirement
   benefit obligation                              8.2       8.0      7.3
Return on assets                                  (1.3)     (1.8)     (.6)
Net amortization and deferral                      1.5       1.9       .5
----------------------------------------------------------------------------
Retiree medical and life insurance costs         $11.0     $10.3     $9.5
============================================================================

     The following table reconciles the plan's funded status to the amount included in the Company's balance sheet at June 30:

(in millions)                                                         1997         1996
-----------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
     Retirees                                                       $106.0       $ 89.2
     Fully eligible active plan participants                          10.7          9.3
     Other active plan participants                                   19.8         15.7
-----------------------------------------------------------------------------------------
Total accumulated postretirement benefit obligation                  136.5        114.2
Plan assets at fair value, primarily listed stocks and bonds         (19.2)       (16.4)
-----------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation in excess
     of plan assets                                                  117.3         97.8
Unrecognized net experience loss                                     (46.9)       (27.4)
-----------------------------------------------------------------------------------------
Accrued retiree benefits other than pensions                        $ 70.4       $ 70.4
=========================================================================================

     Accumulated postretirement benefit obligation and the corresponding unrecognized net experience loss increased in 1997 principally due to changing the retirement age assumption and changing to the 1994 Group Annuity Mortality table. Additional assumptions to measure the accumulated postretirement obligation and cost were as follows:

                                                                 1997          1996          1995
---------------------------------------------------------------------------------------------------
Discount rate                                                     7.5%          7.5%          8.0%
Health care cost trend rate decreasing to 6% by 2001              8.0%          8.0%          9.0%
Expected long-term rate of return on assets                       8.0%          8.0%          8.0%
---------------------------------------------------------------------------------------------------

     Increasing the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation at June 30, 1997 and 1996, by approximately $6.8 and $5.7 million, respectively, and increase retiree medical costs by approximately $.4 million each year.


NOTE 11. CONTINGENT MATTERS
---------------------------

On July 17, 1996, the Company filed an action seeking payment of government-approved benefits costs that arose under its cost-reimbursement contracts with the government for operation and management of government-owned, contractor-operated (GOCO) Army ammunition plants in Texas and Louisiana. The Company seeks $10.1 million for costs incurred to date and $33.9 million for future estimated payments with interest. The Company expects to prevail in this litigation, but if it does not, the Company would as of June 30, 1997, recognize approximately $10.1 million in non-cash charges.

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


NOTE 12. ENVIRONMENTAL MATTERS
------------------------------

The Company is involved with two Environmental Protection Agency (EPA) superfund sites in Morris County, New Jersey formerly operated by the Company for government contract work. The Company has not incurred any significant costs relating to these environmental sites. The Company has signed a consent decree with the EPA on the Rockaway Borough Well Field site and on the Rockaway Township Well Field site. The Company has recorded a $11.3 million liability for response costs, site remediation, and future operation and maintenance costs on both sites. In addition to the above sites the Company is involved with other locations involving environmental issues.

     The Company's estimated liability for all environmental remediation is $21 million, and is classified in "other accrued expenses and liabilities" and "accrued interest and other noncurrent liabilities." The Company believes that any liability exceeding amounts recorded will not have a material adverse effect on the Company's future results of operations or financial position. The Company has collected approximately $9.5 million in environmental related recoveries from insurance companies through fiscal year June 30, 1997. The Company expects to recover from the government additional amounts as expenses are incurred. The Company estimates it will spend approximately $2.1 and $4.2 million of the total liability, respectively, over the next two years.

NOTE 13. LEASE COMMITMENTS
--------------------------

The Company has operating leases that are principally short-term and primarily for building and office space and other real estate. Rental expense charged was $14.5, $10.9, and $10.8 million in 1997, 1996, and 1995, respectively. Renewal and purchase options are available on certain of these leases. Future minimum rental commitments under non-cancelable operating leases total approximately $37 million with $9.1 and $8.1 million committed in 1998 and 1999 respectively, and in declining amounts thereafter. Certain plant facilities and equipment are provided for use by the government under short-term or cancelable arrangements.


NOTE 14. STOCK OPTION AND PERFORMANCE UNIT PLANS
------------------------------------------------

The Company's Stock Option Plans provide that grants of stock options, shares of restricted stock, and other awards may be made to key Company employees and its affiliates in which the Company has a direct or indirect equity interest. Stock option activity is summarized as follows:

                                                                                                 Weighted Average
                                                                                  Shares            Per Share
-----------------------------------------------------------------------------------------------------------------
Options outstanding at June 30, 1994, (648,935 exercisable shares)                818,035             $17.04
Granted                                                                           173,500             $24.43
Lapsed                                                                             (4,000)            $24.44
Exercised                                                                        (246,964)            $14.95
-----------------------------------------------------------------------------------------------------------------
Options outstanding at June 30, 1995, (571,071 exercisable shares)                740,571             $19.49
Granted                                                                           433,800             $35.58
Lapsed                                                                            (25,175)            $26.59
Exercised                                                                        (104,902)            $19.77
-----------------------------------------------------------------------------------------------------------------
Options outstanding at June 30, 1996, (625,394 exercisable shares)              1,044,294             $25.97
Granted                                                                           198,024             $39.50
Lapsed                                                                             (5,400)            $35.95
Exercised                                                                        (129,297)            $23.20
-----------------------------------------------------------------------------------------------------------------
Options outstanding at June 30, 1997, (692,021 exercisable shares)              1,107,621             $28.67
=================================================================================================================

     Options outstanding at June 30, 1997, have expiration dates ranging from June 1998 to February 2007.

     Limited appreciation rights were outstanding covering 84,225 option shares. Limited appreciation rights are paid automatically in cash in lieu of other related options upon a change in control of the Company.

     During fiscal year 1996, 230,000 stock options were contingently granted to certain Howmet employees. Such options were granted at $35.50 per option (190,000) and $40.94 per option (40,000), the market price on the date of grant, but will only vest if the Company acquires 100 percent of Howmet. In the event the Company does acquire 100 percent of Howmet, any increase in market price from the date of grant to the date of acquisition (vesting date) will be expensed by the Company. At June 30, 1997, this would have resulted in a charge to earnings of $7.7 million.

     Shares of common stock reserved for both outstanding and future grants of options and other stock-based awards at June 30, 1997 and 1996 were 2,057,340 and 1,186,637 shares, respectively.

     On July 1, 1996, the Company adopted SFAS No. 123 "Accounting for Stock-Based Compensation". In accordance with the provisions of SFAS No. 123, the Company has chosen to continue to account for stock-based compensation using the intrinsic value method under APB Opinion No. 25 and, accordingly, does not recognize compensation cost. If the Company recognized compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and earnings per share on a pro forma basis would have been reduced approximately 2 percent in both 1997 and 1996.

     Information regarding stock options outstanding and exercisable as of June 30, 1997, is as follows:

                                                                                Price Range
----------------------------------------------------------------------------------------------------------------
                                                         $11.69         $24.06         $35.50         $40.94
                                                        to $15.31      to $34.38      to $38.63      to $55.69
----------------------------------------------------------------------------------------------------------------
Options Outstanding:
   Number                                                279,791        405,730        356,800         65,300
   Weighted average exercise price                        $14.81         $28.62         $36.96         $43.00
   Weighted average remaining contractual life
                                                        4.4 years      7.3 years      8.8 years      8.9 years
Options Exercisable:
   Number                                                279,791        405,730              0          6,500
   Weighted average exercise price                        $14.81         $28.62          $0.00         $41.69
----------------------------------------------------------------------------------------------------------------


NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------

Under SFAS No. 107, "Fair Value Disclosures about Financial Instruments," the Company is required to disclose the fair value of financial instruments, including off-balance-sheet financial instruments, when fair value can be reasonably estimated. The following methods and assumptions were used in estimating fair values:

Cash and cash equivalents: The carrying amount approximates fair value.

Receivables: The fair value of receivables, due to the collection of certain receivables over an extended period, is based on the discounted value of expected future cash flows. The carrying amount approximates fair value.

Short-term and long-term debt: The carrying value of short-term debt approximates fair value. The fair value of long-term debt is estimated based on the current borrowing rates for similar issues and also approximates the carrying amount.

Off-balance-sheet instruments: Foreign currency exchange contracts are not significant.


NOTE 16. OPERATIONS BY INDUSTRY SEGMENT
---------------------------------------

The Company previously reported its operations under three business segments: space, defense, and fastening systems. In conjunction with the Company's consolidation of its space and defense operations, the Company is reporting results under two business segments: propulsion and fastenings systems. The previously reported space and defense systems amounts have been combined to conform with the current presentation.

     The propulsion systems segment consists of solid rocket propulsion for NASA, the Department of Defense, and various commercial customers for space applications, as well as, gas generator and ordnance products, metal and composite components, and services relating to such systems.

     The fastening systems segment consists of specialty fastening systems for a broad range of aerospace and industrial applications worldwide. The following table summarizes segment information:

                                                                   Year Ended June 30
                                                          -----------------------------------
(in millions)                                                  1997         1996        1995
---------------------------------------------------------------------------------------------
Net sales
     Propulsion systems                                      $606.1       $651.1      $729.1
     Fastening systems                                        284.0        238.4       227.7
---------------------------------------------------------------------------------------------
Consolidated net sales                                       $890.1       $889.5      $956.8
=============================================================================================


Segment operating profit (loss)
     Propulsion systems(1)                                   $ 55.1       $ 77.1      $ 25.6
     Fastening systems(2)                                      27.0         (6.3)       19.2
---------------------------------------------------------------------------------------------
        Segment operating profit                               82.1         70.8        44.8
     Equity income, Howmet                                     30.5          4.5
     Interest income                                           10.9         30.2        46.2
     Interest expense                                          (1.7)        (3.9)       (9.3)
     Unallocated corporate expense                             (6.5)        (9.0)       (5.4)
---------------------------------------------------------------------------------------------
Consolidated income before
     income taxes, and extraordinary item                    $115.3       $ 92.6      $ 76.3
=============================================================================================


Total Assets
     Propulsion systems                                      $350.2       $384.6      $436.3
     Fastening systems                                        247.5        242.7       268.1
     Corporate                                                256.7        191.0       106.3
---------------------------------------------------------------------------------------------
Consolidated assets                                          $854.4       $818.3      $810.7
=============================================================================================


Depreciation and Amortization Expense
     Propulsion systems                                      $ 27.7       $ 28.9      $ 28.5
     Fastening systems                                         11.9         12.3        11.0
     Corporate                                                   .6           .8          .5
---------------------------------------------------------------------------------------------
Consolidated depreciation and amortization expense           $ 40.2       $ 42.0      $ 40.0
=============================================================================================


Capital Expenditures
     Propulsion systems                                      $ 10.4       $ 17.2      $ 16.5
     Fastening systems                                         15.1         11.2        17.1
     Corporate                                                  7.6           .7          .2
---------------------------------------------------------------------------------------------
Consolidated capital expenditures                            $ 33.1       $ 29.1      $ 33.8
=============================================================================================

----------
(1) Propulsion systems included a $61.4 million restructuring charge in 1995.
(2) The fastening systems loss in 1996 included a $5.9 million restructuring charge and $12.2 million of inventory charges.



     A proportionate  share of Corporate general and administrative  expense
is  allocated  and  reimbursed   through   propulsion   systems   contracts.
Intersegment, foreign operations, and export sales are not material.

     Net sales under government contracts and subcontracts amounted to $543.7, $618.4, and $689.5 million for 1997, 1996, and 1995, respectively.
The sales as a percentage of consolidated net sales were 61, 70, and 72 percent for 1997, 1996, and 1995, respectively.

     Corporate assets consist principally of cash and cash equivalents; income tax receivable; property, plant, and equipment; investment in Howmet; and other noncurrent assets.


NOTE 18. QUARTERLY FINANCIAL HIGHLIGHTS (Unaudited)
---------------------------------------------------

                                                                     Fiscal Year 1997
                                                                    Three Months Ended
                                              -----------------------------------------------------------
(in millions, except per share data)            June 30         March 31        Dec. 31        Sept. 30
---------------------------------------------------------------------------------------------------------
Net sales                                       $255.6          $226.5          $210.0          $198.0
Gross profit                                      45.5            42.2            44.4            34.3
Net income(1)                                     23.7            20.8            18.7            19.2
Net income per share(1)                            1.26            1.12            1.00            1.03
Cash dividends paid per share                       .20             .17             .17             .17
Market price
    High                                          76.25           60.88           47.38           46.88
    Low                                           54.88           44.50           41.25           34.63
---------------------------------------------------------------------------------------------------------

                                                                     Fiscal Year 1996
                                                                    Three Months Ended
                                              -----------------------------------------------------------
(in millions, except per share data)            June 30         March 31        Dec. 31         Sept. 30
---------------------------------------------------------------------------------------------------------
Net sales                                       $227.8          $228.9          $209.9          $222.9
Gross profit                                      37.5            36.7            34.4            42.2
Net income(2)                                     13.3             9.5            22.3            13.2
Net income per share(2)                             .71             .52            1.20             .71
Cash dividends paid per share                       .17             .17             .17             .17
Market price
    High                                          44.75           44.63           35.88           37.13
    Low                                           38.50           32.38           32.88           29.75
---------------------------------------------------------------------------------------------------------

----------
(1) The first quarter of 1997 included the recognition of interest income related to income taxes of $7 million and a $3 million tax credit ($7.3 million or $.39 per share after-tax). The third and fourth quarters of 1997 included recognition of interest income related to income taxes of $.8 million and $.9 million ($.5 million and $.6 million or $.03 per share after tax in each quarter), respectively.

(2) The second quarter of 1996 included the recognition of interest income related to income taxes of $27.5 million and $3.5 million related to research and other tax credits ($20.6 million or $1.11 after-tax). Also included was a restructuring charge of $5.9 million and a $12.2 million inventory charge resulting in a net after-tax charge of $14.4 million or $.78 per share.

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS
-------------------------------------------

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



                                                 /s/ Richard L. Corbin
                                                 ---------------------------
                                                 Richard L. Corbin
                                                 Senior Vice President and
                                                 Chief Financial Officer

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
-------------------------------------------------

To the Stockholders and Board of Directors
Thiokol Corporation:

     We have audited the accompanying consolidated balance sheets of Thiokol Corporation as of June 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thiokol Corporation at June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.



/s/ Ernst & Young
-----------------------
Ernst & Young

Salt Lake City, Utah
August 1, 1997

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996


     Net income for 1997 was $82.4 million or $4.41 per share, an increase of 40 percent compared to $58.3 million or $3.14 last year. Net income for 1996 included recognition of $21.3 million after-tax ($1.15 per share) of income related to income taxes and after-tax fastening systems charges of $8.5 million ($.46 per share) for inventory and $5.9 million for restructuring ($.32 per share). Net income for 1997 included after-tax income related to income tax refunds and interest on the refunds and restructuring credits totaling $9.7 after-tax or $.52 per share.

     Summary unaudited financial information for the twelve months ended June 30, 1997 follows:


(in millions except per share data)
-----------------------------------

                                                                             Better/
                                               1997            1996          (Worse)        Percent
----------------------------------------------------------------------------------------------------
Sales
Propulsion systems                            $606.1          $651.1         $(45.0)          (7)%
Fastening systems                              284.0           238.4           45.6           19
----------------------------------------------------------------------------------------------------
    Total sales                               $890.1          $889.5         $  0.6           -  %
====================================================================================================

Operating income
Propulsion systems                            $ 55.1          $ 77.1         $(22.0)         (29)%
Fastening systems                               27.0            (6.3)          33.3           -
Unallocated corporate expense                   (6.5)           (9.0)           2.5           28
----------------------------------------------------------------------------------------------------
    Total Operating income                      75.6            61.8           13.8           22

Equity income, Howmet                           30.5             4.5           26.0          578
Interest income                                 10.9            30.2          (19.3)         (64)
Interest expense                                (1.7)           (3.9)           2.2           56
Income taxes                                   (32.9)          (34.3)           1.4            4
----------------------------------------------------------------------------------------------------
    Net income                                $ 82.4          $ 58.3         $ 24.1           41 %
====================================================================================================

Earnings per share                            $  4.41          $ 3.14        $  1.27          40 %
====================================================================================================

Average equivalent shares outstanding           18.7            18.6             .1           -
====================================================================================================


Business Segment Sales and Income For The Year
----------------------------------------------

     Propulsion systems sales declined compared to the prior year due to defense sales being down $60 million partially offset by an increase in space programs of $15 million.

     Propulsion systems income was down $22 million compared to last year as a result of completion of the shuttle processing contract in 1996, reduced margins on the RSRM contract, and additional start-up and warranty costs on commercial launch motors. Defense related programs income declined $11.2 million due to lower activity as a result of reduced government spending, completion of several defense programs during fiscal year 1996, and closure of two government-owned contractor-operated (GOCO) plants.

     Fastening systems sales and income increased $45.6 million and $33.3 million, respectively, over the prior year. Commercial aerospace sales were up $38.9 million. The increase in sales provided a corresponding increase in income. Cost reductions due to plant closures and consolidations, and closure of the subsidiary headquarters also contributed to income. The current year's pre-tax income benefited $.8 million from the reversal of excess restructuring reserves versus the prior year's $18.1 million pre-tax charges for inventory and restructuring. Excluding both non-recurring items, current year income increased 121 percent. Current year fastening systems margins increased to 9.2 percent from 5 percent in the prior year excluding unusual items.

     Net income for 1997 included $28.3 million or $1.52 per share from the Company's investment in Howmet Corporation.

     Also affecting income was a 28.5 percent effective tax rate for the current year compared to 37 percent for the prior year, reflecting the lower 7 percent tax rate on higher equity income from Howmet.

     The following unaudited table summarizes the impact on earnings and earnings per share of major unusual items affecting both years:


 (in millions, except per share data)
-----------------------------------------------------------------------------------------------------------
                                                 1997            1997             1996            1996
                                               After-tax        Earnings        After-tax        Earnings
                                                 income         per share        income         per share
                                              ------------   --------------   -------------    ------------
Income before unusual items                      $72.7           $3.89           $51.4            $2.77
Restructuring credit (charge)                      1.3             .07            (5.9)            (.32)
Huck inventory charges                             -               -              (8.5)            (.46)
Income tax interest income/credits                 8.4             .45            21.3             1.15
-----------------------------------------------------------------------------------------------------------
Net income                                       $82.4           $4.41           $58.3            $3.14
===========================================================================================================


     Excluding unusual items in both years, net income in the current year increased by 40 percent or $1.12 per share.

     General and administrative expense for 1997 increased 15 percent or $10.7 million compared to the prior year. General Corporate expense increased $7.7 million while selling and administrative costs increased $3 million in the fastening systems segment. Interest expense decreased $2.2 million as a result of the reduction in short-term debt.


Prior Years Restructuring and Impairment
----------------------------------------

     As a result of a comprehensive review of the Company's operating performance in Europe, a pre-tax restructuring charge of $5.9 million was recognized in the second quarter of 1996 relating to the anticipated shutdown of the fastening system's Germany operations. During the third quarter of fiscal year 1996, the Company notified the 82 affected employees of the Germany plant shutdown. The charge included $3.6 million of employee severance expense and $1.7 million write down of long-lived assets.

     During the 1993-1994 defense industry down turn, pricing pressures required the Company to review operations and reduce operating costs to remain competitive. During the third quarter of 1995, the Board of Directors determined a consolidation of the Company's manufacturing facilities and associated write down of assets was required. The Company recorded a $61.4 million pre-tax defense systems restructuring and related impairment charge including a $20 million write down for impaired long-lived assets and a $23.6 million write down of goodwill. Fair value of goodwill and fixed asset write downs was determined by estimating discounted cash flows from future defense and non-shuttle vehicle operations. Also included was an estimated restructuring loss of $10.5 million on the disposition of fixed assets from two manufacturing facilities (Huntsville and Omneco), and a $7.3 million cash restructuring charge for costs related to the facility closures including $2.3 million of employee severance costs. The restructuring included 360 employee terminations. Fair value of the Huntsville and Omneco assets was based on estimated cash proceeds from asset sales net of the costs of disposal. During the second quarter of 1997, the restructuring was substantially completed and excess reserves from both programs were closed and credited to income. The propulsion and the fastening systems segments recognized $1.4 million and $.8 million in income, respectively. The restructuring plan included charges for certain issues that have not currently been resolved and the Company believes remaining reserves will be adequate to cover future costs.

     A summary of restructuring reserve activity by program follows:

                                                U.S.         Germany
                                               Plants         Plant
(in millions)                                 Shutdown       Shutdown        Total
-------------------------------------------------------------------------------------
Reserve Balance at March 31, 1995               $17.8                       $ 17.8
Reductions (noncash)                              (.5)                         (.5)
Payments made                                     (.3)                         (.3)
-------------------------------------------------------------------------------------
Balance at June 30, 1995                         17.0                         17.0
Fastening systems restructuring                                $ 5.9           5.9
Reductions (noncash)                             (8.7)          (2.3)        (11.0)
Payments made                                     (.9)                         (.9)
-------------------------------------------------------------------------------------
Balance at June 30, 1996                          7.4            3.6          11.0
Reductions (noncash)                             (5.2)          (2.8)         (8.0)
Payments made                                     (.8)                         (.8)
-------------------------------------------------------------------------------------
Fiscal year 1997 restructuring credit           $ 1.4          $  .8        $  2.2
=====================================================================================

     The Company has successfully negotiated with the government for recovery of certain of these costs. The Company estimates approximately $9 million to be recognized in Company profits during fiscal year 1998 through fiscal year 2000.


Equity Investment in Howmet
---------------------------

     In December 1995 the Company purchased 49 percent of Howmet Corporation. The Company's 1997 results include equity income of $30.5 million, reflecting a full year of Howmet ownership compared to $4.5 million of equity income for the 28 weeks of Company ownership in 1996. Howmet experienced an 18.5 percent increase in sales for the twelve months ended June 30, 1997, compared to the same period in the prior year, reflecting an increased demand in the commercial aerospace market and continued strength in the industrial gas turbine market. Howmet's income increased in 1997 due to: sales increasing 18.5 percent, additional revenue of $9.7 million from the finalization of a pricing adjustment with a major customer, fixed cost containment, variable cost reduction, and other operational improvements, a lower effective tax rate of 44 percent in 1997 compared to 60 percent in 1996, and lower interest expense due to lower debt and lower interest rates in 1997 compared to 1996. Partially offsetting the above increases were additional stock appreciation rights expense of $20.7 million recorded in 1997 versus 1996.

1997 Fourth Quarter Results
---------------------------

     Summary unaudited financial information for the three months ended June 30, 1997 follows:

(in millions except per share data)
-----------------------------------

                                                                           Better/
                                             1997            1996          (Worse)         Percent
                                         ------------   -------------   -------------   -------------
Sales
Propulsion systems                          $173.8          $164.7          $ 9.1             6 %
Fastening systems                             81.8            63.0           18.8            30
-----------------------------------------------------------------------------------------------------
    Total sales                             $255.6          $227.7          $27.9            12 %
=====================================================================================================

Operating income
Propulsion systems                          $ 10.8          $ 18.6          $(7.8)          (42)%
Fastening systems                             10.6             4.0            6.6           165
Unallocated corporate expense                 (1.6)           (4.1)           2.5            61
-----------------------------------------------------------------------------------------------------
    Total Operating income                    19.8            18.5            1.3             7
=====================================================================================================

Equity income, Howmet                         11.7             2.8            8.9           318
Interest income                                1.7             0.2            1.5           750
Interest expense                              (0.2)           (0.9)           0.7            78
Income taxes                                  (9.3)           (7.3)          (2.0)          (27)
-----------------------------------------------------------------------------------------------------
    Net income                              $ 23.7          $ 13.3          $10.4            78 %
=====================================================================================================

Earnings per share                          $  1.26         $   .71         $  .55           77 %
=====================================================================================================

Average equivalent shares outstanding         18.8            18.6             .2            -
=====================================================================================================



     Propulsion systems sales increased over the prior year due to higher commercial launch motor and technology sales and Space Shuttle RSRM program sales.

     Partially offsetting the sales increase were lower sales on various completed defense programs and the closing of two GOCO plants. Lower propulsion margins and program completions reduced quarterly income compared to the prior year. The two plant closings also contributed to the decrease in income.

     Fastening systems sales and income increased due to higher sales in both the aerospace and industrial markets, excluding last year's charges. Aerospace sales and income increased $14.6 million and $6.5 million, respectively, while industrial sales and income increased $4.1 million and $.1 million respectively. Income growth was paced by commercial aerospace markets. Worldwide sales increases combined with emphasis on cost reduction resulted in improved margins over both last quarter and the prior year's quarter. Fastener margins improved to 13 percent for the quarter versus 6.3 percent for the prior year period on a recurring basis.

Equity Investment in Howmet
---------------------------

     The 1997 fourth quarter results include $10.9 million after-tax ($.58 per share) of equity income related to Thiokol's 49 percent ownership of Howmet. This was $8.3 million higher than the 1996 fourth quarter after-tax amount. Howmet's sales of $330.4 million in the fourth quarter of 1997 were
16.6 percent higher than 1996.  Howmet operating income of $47.2 million was
81.8 percent higher than 1996 despite including a $2.1 million higher last-in first-out (LIFO) charge and $7.2 million higher stock appreciation rights expense. Howmet net income increased due to a 16.6 percent increase in sales over the prior year quarter, additional revenue of $6.3 million from the finalization of a pricing adjustment with a major customer, fixed cost containment, variable cost reduction, and other operational improvements, a 41 percent tax rate for the 1997 quarter compared to 60 percent in 1996, and a $2.4 million decrease in interest expense for 1997 compared to the same quarter in 1996.

RESULTS OF OPERATIONS FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

     Net income for 1996 was $58.3 million or $3.14 per share, an increase of 11 percent compared to $52.3 million or $2.78 per share before an extraordinary charge in 1995. Income for 1996 included recognition of $21.3 million after-tax of income related to income taxes or $1.15 per share after-tax. Results for 1996 also reflected fastening systems charges of $12.2 million for inventory and $5.9 million for restructuring. Income for 1995 included a refund of income taxes of $17.5 million and related interest income of $43.5 million, resulting in a net after-tax impact of $44.5 million or $2.37 per share. Results for 1995 were also impacted by a defense systems restructuring charge of $61.4 million or $2.62 per share. Net income for 1995 was $47.5 million or $2.53 per share including an extraordinary loss of $4.8 million related to the early retirement of debt.

     Summary unaudited financial information for the twelve months ended June 30 follows:


(in millions, except per share data)
------------------------------------
                                                                            Better
                                               1996            1995         (Worse)         Percent
                                           ------------    ------------    ----------     -----------
Sales
Propulsion systems                            $651.1          $729.1         $(78.0)          (11)%
Fastening systems                              238.4           227.7           10.7             5
-----------------------------------------------------------------------------------------------------
    Total sales                               $889.5          $956.8         $(67.3)           (7)%
=====================================================================================================

Operating Income
Propulsion systems                            $ 77.1          $ 87.0         $ (9.9)          (11)%
Fastening systems                               (0.4)           19.2          (19.6)         (102)
Restructuring and impairment                    (5.9)          (61.4)          55.5            90
Unallocated corporate expense                   (9.0)           (5.4)          (3.6)          (67)
-----------------------------------------------------------------------------------------------------
    Operating income                            61.8            39.4           22.4            57

Equity income, Howmet                            4.5                            4.5

Interest income                                 30.2            46.2          (16.0)          (35)
Interest expense                                (3.9)           (9.3)           5.4            58
Income taxes                                   (34.3)          (24.0)         (10.3)          (43
-----------------------------------------------------------------------------------------------------
    Income before extraordinary item            58.3            52.3            6.0            11 %
Extraordinary item - debt retirement                            (4.8)           4.8
-----------------------------------------------------------------------------------------------------
    Net income                                $ 58.3          $ 47.5         $ 10.8            23 %
=====================================================================================================

Earnings per share                            $  3.14         $  2.53        $   .61           24
=====================================================================================================

Average equivalent shares outstanding           18.6            18.8             .2             1
=====================================================================================================



     Operating income was favorably impacted by recognition of cost management fees on the RSRM contract, and lower general and administrative and research and development costs. Adversely impacting operating income were lower margins and the restructuring charges and inventory write down for the fastening systems segment, Castor IV(R) motor requalification costs and completion of the Shuttle Processing Contract during the first quarter of 1996.

Business Segment Sales and Income For 1996
------------------------------------------

     Propulsion systems sales decreased due to NASA reducing the RSRM flight sets from eight to seven per year, continued Company emphasis on cost reductions on the RSRM program ($30 million), as well as the first quarter termination of the RSRM processing work at the Kennedy Space Center ($22.5 million). Castor IV(R) motor and Castor 120(R) motor sales also declined while STAR motor sales increased. The sales decrease also was caused by significantly lower operating levels at the GOCO ammunition plants ($17.8 million), and lower Standard missile ($12.6 million) and Trident ($11.5 million) production. A sales increase in flares ($19.2 million) and Minuteman sales ($8.6 million) partially offset the decrease. The decrease in income is primarily related to Castor IV(R) requalification costs ($3.6 million), lower RSRM motor production ($3.4 million), the completion of the RSRM processing contract ($3.1 million), and lower margins in other space programs. The 1995 income included a $6.1 million pension curtailment gain which accounts for a portion of the 1996 decline. The decrease was partially offset by higher RSRM income recognized as a result of higher cost management fees ($10.1 million).

     Fastening systems income for 1996 decreased 38 percent to $11.8 million, excluding $18.1 of inventory and restructuring charges, from $19.2 million in 1995. Domestic and international aerospace sales increased significantly in 1996. Earnings from aerospace continue to be impacted by losses at the Lakewood facility due to manufacturing inefficiencies. The Lakewood losses declined significantly in the fourth quarter of 1996. Industrial operating results were impacted by weak transportation markets. Lower international operating margins resulted from the Germany plant losses, lower margin sales, and new product marketing costs. The Company announced in the second quarter of fiscal year 1996 the closure of the Germany operations.

     The following unaudited table summarizes the impact on earnings and earnings per share of major unusual items affecting both years:


(in millions except per share data)
-----------------------------------
                                               1996          1996           1995          1995
                                            After-tax      Earnings       After-tax     Earnings
                                              Income       Per Share       Income       Per Share
                                            -----------  -------------  -------------  ------------
Income before charges                          $51.4         $2.77         $ 57.0         $ 3.03
Restructuring charges                           (5.9)         (.32)         (49.2)         (2.62)
Fastening systems inventory charges             (8.5)         (.46)
Income tax interest income/credits              21.3          1.15           27.0           1.44
Income tax refund                                                            17.5            .93
---------------------------------------------------------------------------------------------------
     Income before extraordinary item          $58.3         $3.14         $ 52.3         $ 2.78
Extraordinary item-debt retirement                                           (4.8)          (.25)
---------------------------------------------------------------------------------------------------
     Net income                                $58.3         $3.14         $ 47.5         $ 2.53
===================================================================================================



     General and administrative expense for 1996 of $69.8 million decreased 3 percent or $2.1 million compared to 1995. General Corporate expense decreased $3.9 million while selling and administrative costs increased $1.8 million in the fastening systems segment. Interest expense decreased $5.4 million as a result of the reduction in long-term debt in the third quarter of 1995.

     During fiscal year 1996 Thiokol purchased 49 percent of Howmet Corporation in December 1995. The investment in Howmet is accounted for on the equity method and equity income of $4.5 million was recognized in 1996. Howmet sales of $1,017.1 million for the twelve months ended June 30, 1996 increased $127.4 million from $889.7 million or 14.3 percent over 1995. Income from operations for 1996, before amortization of acquisition related assets, was $82.1 million, a 22.4 percent increase over 1995.

     Also impacting income was a 37 percent effective income tax rate compared to 31.5 percent for 1995 reflecting lower research tax credits, refunds, and nondeductible restructuring charges.

Future Operations/Business Environment
--------------------------------------

     The Company's largest business segment is propulsion systems which produces high-technology solid propellant motors for space and defense applications. Production of and services for the RSRM represented 42 percent of 1997 consolidated sales and 52 percent of consolidated operating income before recognition of the restructuring credit. The current contract with the NASA extends the Company's production of the RSRM through fiscal year 2001. NASA planning includes follow-on RSRM contracts with the Company and projects replacing the shuttle program with another system in 2012. RSRM Buy 3 contract incentives to reduce costs over the life of the contract should result in higher incentive fees in the future based on actual and anticipated contract cost performance. Cost management award fees of $84.8 million have been recognized on the current RSRM Buy 3 contract. Realization of such fees is reasonably expected based on actual and anticipated contract cost performance. However, all of the cost management award fees remain at risk until completion of the current contract and final NASA review. Unanticipated program problems which erode cost management performance could cause some or all of the recognized cost management award fees to be reversed and would be offset against receivable amounts from the government or be directly reimbursed. Circumstances which could erode cost management performance include, but are not limited to, a failure of a Company supplied component, performance problems with the RSRM leading to a major redesign and/or requalification effort, manufacturing problems including supplier problems which result in RSRM production interruptions or delays, and major safety incidents.

     During the year, the Company consolidated it's Northern Utah Propulsion operations to provide a more efficient and competitive solid rocket motor design, development, and manufacturing organization. Consolidation costs, consisting primarily of employee severance expense, were minimal and were offset by savings in the periods incurred.

     The level of United States Government funding of Space programs including the Space Station may impact the Space Shuttle launch schedule.
Significant reductions in the launch schedule would lower the Company's production rates and reduce related revenue and profits to the Company . The Company participates in the commercial satellite launch business through the Castor and Star series of motors. This business is projected to grow during the next few years. A second Castor 120(R) flight is planned in the first quarter of fiscal year 1998. The success of the second flight is important to the viability of the program. During the fiscal year 1997, the Company expanded its international participation in the commercial launch market with contract wins in Japan and Spain.

     With continuing reductions in federal government defense spending, the Company expects its defense sales and income to continue declining in fiscal year 1998 and begin to stabilize in 1999. Generally the industry is characterized by significant over capacity. Decreased defense spending has created a highly competitive pricing environment for tactical programs and has reduced margins on existing programs and new program opportunities. In fiscal year 1998 the Company will be competing to remanufacture the United States' existing Minuteman ballistic missiles.

     During fiscal year 1997, the Company recorded sales of $9.5 million and a loss of $1.1 million related to the Louisiana and Longhorn GOCO facilities. Effective June 30, 1997, the Army terminated all existing production and maintenance contracts related to these facilities. Sales and profits from the ordnance operations will be insignificant in 1998 as these facilities are closed. In conjunction with the GOCO closing, the Company has filed a $40 million legal action against the U.S. Army to recover future expenditures for employee post retirement benefits. The Company expects a favorable resolution of this issue with the Army.

     The fastening systems segment operates in both aerospace and industrial markets. The aerospace segment is greatly influenced by build schedules of commercial aircraft which have increased significantly over last year and are anticipated to increase again in fiscal year 1998. The industry has historically been quite cyclical and the Company anticipates a modest reduction in late fiscal year 1999 or fiscal year 2000. Military aircraft spending is expected to continue at low production levels. As a result of higher sales, continued improvements in operations, and the closure of the Germany facility, the Company has improved operating margins in the fastening systems segment. Industrial sales in 1998 are expected to increase over 1997 levels if the build schedules in the transportation industry continue to rise.

     Howmet is a leading manufacturer of investment cast turbine engine components for the jet aircraft and industrial gas power generation markets. Howmet operates in four major business areas: aerospace castings, blades and vanes, aerospace structural components, industrial gas turbine (IGT) castings and aluminum castings. Howmet manufactures airfoils for every major jet aircraft turbine engine program currently in production or under development by its major customers. The aerospace castings market is strongly influenced by both the level of new aircraft construction and demand for commercial air travel both of which are expected to continue to increase.

     Howmet is also a leading producer of airfoils for land-based industrial gas turbine engines. These engines are primarily used in utility power generation, as well as in mechanical drive applications for oil and gas processing and off-shore drilling. Airfoil products manufactured by Howmet for the IGT market have performance and reliability requirements similar to those produced for the aerospace market, but generally are significantly larger in size.


Other Matters
-------------

     The Company has operating leases, the majority of which are short-term and real estate related. Rental expense amounted to $14.5 million in 1997. Renewal and purchase options are available on certain of these leases. Future minimum rental commitments under non-cancelable operating leases total approximately $37 million with $9.1 and $8.1 million committed in 1998 and 1999, respectively, and in declining amounts thereafter.

     The Company is involved in various legal proceedings and uncertainties including those related to environmental matters as discussed in Notes 11 and 12 to the consolidated financial statements.


Liquidity and Capital Resources
-------------------------------

     Cash flow provided by operations was $114.1 million compared to $182.8 million in 1996. The decrease in cash flows primarily reflects collection of a $79.6 federal income tax receivable during fiscal year 1996. Current year cash flow reflects a smaller positive cash flow from reductions in inventory and prepaid expenses of $6.8 million compared to $41.8 million for 1996. The current year benefited $8.7 million from interest income related to income tax refunds and from a $3 million tax credit. The prior year recognition of $27.5 million of interest income related to income taxes and the $18.1 million fastening system charge did not affect cash flow.

     Investing activities consisted primarily of capital spending on property, plant and equipment of $33.1 million compared to $29.1 million in 1996. The prior year benefited from $3.5 million of additional proceeds from fixed asset disposals. Last year's investing activities also reflects the Company's 49 percent investment in Howmet Corporation for $146 million.

     Financing activities used $47.3 million of cash compared to cash used in the prior year of $11.9 million. Short term debt decreased $38 million compared to an increase in the prior year of approximately $2.5 million. Last year also reflected the repurchase of 124,600 shares of the Company's common stock for approximately $4.3 million.

     The Company's current ratio increased to 2.2 from 1.7 and the debt to equity ratio declined to 4.7 percent from 14.5 percent during the fiscal year, primarily the result of a higher cash balance and a decrease in short-term debt. Working capital of $172.2 million at June 30, 1997, increased $53.5 million from June 30, 1996. The Company's current ratio and working capital increased reflecting the Company's financial strength.

     Estimated future cash flows from operations, current financial resources, and available credit facilities are expected to be adequate to fund the Company's anticipated working capital requirements, capital expenditures, dividend payments, and stock repurchase program. Significant additional debt may be incurred in the event the Company exercises its option to acquire Carlyle's 51 percent equity interest in Howmet. The combined companies' consolidated debt would significantly increase the Company's debt-to-equity ratio.

     In May of 1997 the Board of Directors, authorized the repurchase of up to 1.5 million additional shares of common stock in amounts and timing as the Company deems appropriate. This authorization replaces prior outstanding authorizations.

     At June 30, 1997, the Company had available $165 million in revolving credit facilities with $162.8 million unused. The Company's $300 million shelf registration statement filed with the Securities and Exchange Commission became effective October 16, 1996, and permits the Company access to public markets to issue long-term financing with amounts, type, and timing as considered appropriate.


Howmet Liquidity
----------------

     Howmet generated $176.6 million cash flow from operations for the twelve months ending June 30, 1997, and reduced long-term debt $157 million during that period. Summary financial information is provided in Note 5 to the consolidated financial statements. On May 6, 1997, Howmet entered into an agreement to sell certain assets of its refurbishment business. The sale is subject to government antitrust review under the Hart-Scott-Rodino Antitrust Improvements Act. Howmet expects net after-tax cash proceeds of approximately $40 million and such proceeds will be used to further reduce debt and to fund capital expenditures. The sale transaction is not expected to have a material effect on future net income. Howmet expects future cash flows from operations, current financial resources, and available credit facilities to be adequate to fund anticipated working capital requirements, capital expenditures, and debt retirement.

Risk Factors
------------

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


Dividends and Recent Market Prices
----------------------------------

     Dividends paid were $.71 per share for 1997, including a $.01 per share redemption of stockholders' rights and $.68 per share for 1996 and 1995. The Company increased its annual dividend rate for 1998 to $.80 per share.

     The high and low market prices of Thiokol common stock for fiscal year 1997 were $76.25 per share and $34.63 per share, respectively. The principal market for the Company's common stock is the New York Stock Exchange and prices are based on the Composite Tape (ticker symbol TKC).



SELECTED FINANCIAL DATA


(dollars in millions, except per share data)                  1997        1996        1995         1994           1993
-----------------------------------------------------------------------------------------------------------------------------

Summary of operations
---------------------
Net sales by industry segment
     Propulsion systems                                       $606.1      $651.1      $729.1       $  868.2       $1,042.8
     Fastening systems                                         284.0       238.4       227.7          175.7          158.9
-----------------------------------------------------------------------------------------------------------------------------
         Consolidated net sales                                890.1       889.5       956.8        1,043.9        1,201.7
Operating profit (loss) by industry segment
     Propulsion systems (1)                                   $ 55.1      $ 77.1      $ 25.6       $   86.8       $  117.8
     Fastening systems (2)                                      27.0        (6.3)       19.2           16.9            7.8
-----------------------------------------------------------------------------------------------------------------------------
         Segment operating profit                               82.1        70.8        44.8          103.7          125.6
Income from operations (1)(2)                                   75.6        61.8        39.4           99.3          120.6
Equity Income, Howmet                                           30.5         4.5
Interest income  (3)(4)(5)                                      10.9        30.2        46.2           12.9            6.6
Interest expense                                                 1.7         3.9         9.3           14.4           25.5
Income before extraordinary item
       and cumulative effect of accounting changes              82.4        58.3        52.3           60.3           63.8
Net income (loss)                                               82.4        58.3        47.5           (3.5)          63.8

Income (loss) per share
-----------------------
Income before extraordinary item
       and cumulative effect of accounting changes            $  4.41     $  3.14     $  2.78      $    3.02      $    3.13
Extraordinary item                                                                      (0.25)
Cumulative effect of accounting changes                                                                (3.20)
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                             $  4.41     $  3.14     $  2.53      $    (.18)     $    3.13

Financial
---------
Total assets                                                  $854.4      $818.3      $810.7       $  805.3       $  834.2
Working capital                                                172.2       118.7       217.7          216.5          217.7
Current ratio                                                    2.2         1.7         2.1            2.4            2.2
Short-term and long-term debt                                 $ 24.6      $ 65.1      $ 65.4       $  115.1       $  149.6
Debt-to-equity                                                   4.7%       14.5%       16.2%          29.9%          33.8%
Stockholders' equity                                          $521.1      $447.9      $403.8       $  384.5       $  443.2
Stockholders' equity per share                                  27.88       24.12       22.14          20.52          21.94
Return on stockholders' equity (6)                              18.4%       14.4%       13.6%          13.6%          16.5%
Capital expenditures                                          $ 33.1      $ 29.1      $ 33.8       $   21.2       $   19.8
Provision for depreciation                                      30.0        33.0        34.5           36.0           38.6
Cash dividends paid                                             13.2        12.4        12.6           13.3            9.4
Cash dividends declared per share (7)                             .71         .68         .68            .68            .47

General
-------
Average number of common
     and common equivalent shares
     outstanding (in thousands)                               18,688      18,566      18,794       19,973         20,384
Approximate number of stockholders
     of record (8)                                             5,500       6,000       6,500        7,000          8,500
Approximate number of employees                                5,300       5,900       7,200        8,000          9,300
-----------------------------------------------------------------------------------------------------------------------------

(1)  Includes pre-tax restructuring charge of $61.4 million in 1995.
(2) Includes pre-tax restructuring and inventory charges of $18.1 million in 1996.
(3)  Includes $8.7 million of interest income from an income tax refund in 1997.
(4)  Includes $27.5 million of interest income relating to income taxes in 1996.
(5) Includes $43.5 million of interest income from an income tax refund in 1995.
(6) Based on income before an extraordinary item in 1995 and the cumulative effects of an accounting change in 1994 and calculated on beginning of year stockholders' equity.
(7) The 1997 dividends included $.01 per share for redemption of stockholders' rights.
(8)  As of July 31 of the calendar year.